

2009

NORTHERN TRUST CORPORATION
ANNUAL REPORT TO SHAREHOLDERS

120 YEARS | 1889 – 2009



Northern Trust

	2009	2008	PERCENT CHANGE
FOR THE YEAR ($ IN MILLIONS)			
Revenues (Taxable-Equivalent Basis)	$ 3,827.1	$ 4,328.3	(12)%
Net Income	864.2	794.8	9
Net Income Applicable to Common Stock	753.1	782.8	(4)
PER COMMON SHARE			
Net Income – Basic	$ 3.18	$ 3.51	(9)%
– Diluted	3.16	3.47	(9)
Dividends Declared on Common Stock	1.12	1.12	—
Book Value – End of Period	26.12	21.89	19
Market Price – End of Period	52.40	52.14	.5
AVERAGES ($ IN MILLIONS)			
Assets	$ 74,314.2	$ 73,028.5	2 %
Earning Assets	66,670.8	64,249.9	4
Securities	17,357.8	12,287.0	41
Loans and Leases	28,697.2	27,402.7	5
Deposits	53,226.0	55,299.1	(4)
Stockholders' Equity	6,604.1	5,106.2	29
Preferred Stock – Series B	688.3	206.5	233
Common Stockholders' Equity	5,915.8	4,899.7	21
AT YEAR-END ($ IN MILLIONS)			
Assets	$ 82,141.5	$ 82,053.6	— %
Earning Assets	74,567.3	72,620.0	3
Securities	18,633.4	15,570.8	20
Loans and Leases	27,805.7	30,755.4	(10)
Reserve for Credit Losses Assigned to Loans	(309.2)	(229.1)	35
Deposits	58,281.3	62,406.4	(7)
Preferred Stock – Series B	—	1,501.3	(100)
Common Stockholders' Equity	6,312.1	4,888.1	29
RATIOS			
Return on Average Assets	1.16 %	1.09 %	
Return on Average Common Equity	12.73	15.98	
Tier 1 Capital to Risk-Adjusted Assets	13.4	13.1	
Total Capital to Risk-Adjusted Assets	15.8	15.4	
Risk-Adjusted Leverage Ratio	8.8	8.5	
AT YEAR-END ($ IN BILLIONS)			
Assets Under Management	$ 627.2	$ 558.8	12 %
Assets Under Custody	3,657.0	3,007.5	22
Global Custody Assets	1,933.0	1,422.0	36

Northern Trust

A LEADING PROVIDER

Northern Trust Corporation is a leading provider of asset servicing, fund administration, investment management, banking and fiduciary solutions for corporations, institutions and affluent individuals worldwide. A financial holding company based in Chicago, Northern Trust has a network of 79 offices in 18 U.S. states and 16 international offices in North America, Europe, the Middle East and the Asia-Pacific region.

As of December 31, 2009, Northern Trust had assets under custody of $3.7 trillion, assets under management of $627.2 billion and banking assets of $82.1 billion. Northern Trust was founded in 1889 and has earned distinction as an industry leader in combining exceptional service and expertise with innovative capabilities and technology.



Northern Trust

To Our Shareholders



Northern Trust Corporation Chairman, President and Chief Executive Officer, Frederick H. Waddell.

Much of 2009 was spent addressing the economic consequences of a very difficult 2008. Even as the broader financial landscape stabilized, significant headwinds have remained. The effects of a lingering global economic downturn with resulting high unemployment. A lack of credit and liquidity that persisted in straining the financial system. Financial institutions that continued to struggle, with banks failing in large numbers.

Against another challenging year, Northern Trust stood steadfast. For 120 years, our emphasis on financial strength and serving clients with distinction has helped us weather a wide variety of economic conditions. Although 2009 was not without difficulties, our sharp focus on our clients allowed us to persevere and will continue to guide us as the economy works toward recovery.

Stable Performance

In a year where many other banks cut shareholder dividends to address capital shortfalls, Northern Trust was one of only two large U.S. banking institutions that did not. Our capital strength allowed us to maintain a quarterly cash dividend per common share of $0.28, marking our 113th consecutive year of dividends paid.

Northern Trust's common stock ended the year up 0.5 percent, performing favorably against the industry as a whole. In fact, the KBW Bank Index, made up of 24 of the largest banking companies in the United States, posted a 3.6 percent decline in 2009.

Even though credit and equity markets began to recover in 2009, the uneven global economy continued to plague the financial services industry. Northern Trust was not immune to these pressures. Depressed market levels and understandably hesitant investors put pressure on fee growth at the beginning of 2009, while stabilizing markets lowered volatility and reduced foreign exchange trading income during the remainder of the year. At the same time, extraordinarily low interest rates and narrow spreads negatively affected net interest income. As a result, total operating revenues* decreased eight percent to $3.8 billion. Total operating expenses* declined 21 percent due to the absence of 2008's client support-related charges. Accordingly, operating net income* increased 33 percent to a record $853 million, up from $641 million last year. Our 2009 operating net income per common share increased 11 percent to $3.11 per share from $2.79 in 2008, having been affected by preferred stock dividends and discount accretion arising from our participation in the U.S. Treasury Department's Capital Purchase Program.

Enduring Principles

Reflecting on the events of 2009, it is important to remember the principles that have helped Northern Trust endure for 120 years.

First, service. Serving clients with distinction has been central to Northern Trust since our founding. Service that goes beyond providing skillful financial solutions. Service that cultivates lasting, meaningful, trust-based relationships. Still, volatile times demand more. So we increased our communication, advice and information to clients, helping them feel more secure as we worked with them to navigate market instability. It is this kind of client focus that sets Northern Trust apart from other institutions.

Second, expertise. Northern Trust has kept a sharp focus on building expertise in three areas: asset servicing, asset management and banking. By not wavering from these strategies, we avoided some of the more significant challenges experienced by other financial institutions engaged in riskier ventures. The recent extraordinary macroeconomic environment bore out the soundness of this sharply focused business model.

Third, integrity. Without a doubt, integrity has been a central issue in this time of financial crisis. Not just integrity of leadership but also of fiscal management. Our long-standing resolve to maintain a conservative balance sheet has proved its worth time and again. Even as market declines affected revenues, the strength of our balance sheet allowed us to support our clients through the most difficult periods, while enabling us to position ourselves for growth opportunities.

Future Strength

The events of 2009 also served to highlight the strength and depth of our management. Most notably, Steven L. Fradkin and William L. Morrison became president of Corporate & Institutional Services and chief financial officer, respectively. Their seamless transitions into new roles are a testament to the breadth and expertise present in our management team.

Similarly, we asked the former head of client servicing for our Europe, Middle East and Africa business, Teresa A. Parker, to lead our Asia-Pacific region. And as part of our commitment to give back to the communities we serve, we created a new senior position to lead our corporate social responsibility initiatives, naming Connie L. Lindsey to the role of advancing our leadership on social and environmental issues worldwide. We are proud the candidates for these roles came from Northern Trust's diverse talent pool, and we will continue to invest in the promise of our employees.

We also appreciate the value that comes from expertise developed at other organizations across our industry. So to

* Operating revenues, expenses and net income exclude the effects of Visa Inc.'s (Visa) 2008 public offering and adjustments related to Visa indemnification liabilities. For a discussion of these measures and a reconciliation of operating results to reported results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

lead our investment teams, we brought in seasoned professional Robert P. Browne as chief investment officer early in 2009. His 20-plus years of global investment expertise have helped us further strengthen our world-class services and products.

Additionally, we welcomed Robert W. Lane, retired chairman of the board of Deere & Company, as a member of our board of directors. We also appointed Sir John R.H. Bond, former group chairman of HSBC Holdings and current chairman of Vodafone Group Plc, as an advisory director to our board. Both bring long experience building global enterprises and are already making valuable contributions to our organization.

The Road Ahead

Many decisions and changes were made in 2009 to adjust and adapt to economic realities. Not all were easy. But each was designed to protect the interests of our clients and shareholders. As we head into 2010, we know there are more challenges to come, but are confident in our client-focused strategy and in our position to take advantage of new opportunities. Northern Trust has weathered difficult periods during our 120-year history and gone on to achieve success. We expect no less in the future.

Frederick H. Waddell
Chairman, President and Chief Executive Officer
February 25, 2010

After 39 years of distinguished service, William A. Osborn retired last fall as Northern Trust's chairman. We have been incredibly fortunate to have had Bill's leadership during that time, and all of us are grateful for his many contributions.

During Bill's tenure, Northern Trust experienced unprecedented global growth and financial success. Under his guidance, assets under custody grew from $614 billion to $3.7 trillion and assets under management increased from $106 billion to $627 billion. The company's office network expanded from five states to 18; grew internationally from three locations to 16; and the employee base increased from 6,657 to more than 12,600.

Bill leaves a strong legacy upon which we will continue to build, and we know his tireless work ethic and wise counsel will bear fruit in his continuing role as civic leader.

We extend our utmost appreciation to Bill and his family for the devoted contributions they have made not only to Northern Trust, but to our employees, clients, shareholders and the communities we serve.

Northern Trust

A FOCUSED APPROACH

We deliver our services through two client-centric business units: Personal Financial Services and Corporate & Institutional Services. Both business units are supported by Northern Trust Global Investments, our global multi-asset class investment management business, and Operations & Technology, the backbone of our information technology infrastructure and processing capabilities.

Northern Trust's operations and technology platform is used globally to serve our personal and institutional clients. That single platform makes Northern Trust available to our clients wherever they are – whenever they need us – and distinguishes us from other financial services firms.



Northern Trust

Consistent Strength and Stability

For 120 years, Northern Trust has remained sharply focused on two things – our clients and our business strategy. Our clients represent a wide range of corporations, institutions, sovereign wealth funds, individuals and families in more than 40 countries. Our business is providing asset servicing, fund administration, investment management, banking and fiduciary services to clients around the globe. By not wavering from this focus, Northern Trust has earned a reputation for being a strong – and respected – financial institution, employing more than 12,600 people worldwide.

Global Vision

Northern Trust's long-standing conservative approach to managing risk allowed continued implementation of our business and growth strategies despite the difficult economic environment of 2009. In September we opened our 16th international location in Stockholm, Sweden, executing on our pledge to be located where our clients need us.

Our global operational capabilities continue to grow as well, playing an integral role in daily processing capacity and resiliency – allowing us to offer faster data execution around the clock and around the world. Underscoring this increasing globalization, at the end of 2009, 35 percent of Northern Trust personnel were located outside the United States and 35 percent of our corporate earnings were derived from our international activities.

Solid Foundation

Continued infrastructure investments led to the opening of two new business resiliency centers near Chicago and London, further strengthening service delivery. Our new "green" North American data facility will also contribute

One of the Nation's Most Admired Companies
FORTUNE MAGAZINE

Editor's Choice of Best in Class Companies
BUSINESSWEEK

100 Best Corporate Citizens
CRO MAGAZINE

Top 100 Technology Innovators
INFORMATIONWEEK

Best Private Bank in North America
FINANCIAL TIMES GROUP


Top 10 Wealth Managers
BARRON'S
Best Bank for Pensions Solutions
TREASURY MANAGEMENT INTERNATIONAL
Investment Management Firm of the Year
ACQ/ACQUISITION FINANCE MAGAZINE
Global Custodian of the Year
FINANCIAL TIMES BUSINESS PENSION & INVESTMENT PROVIDER AWARDS
Fund Administrator of the Year Americas
INTERNATIONAL CUSTODY AND FUND ADMINISTRATION

in that regard when it becomes operational in 2011; this important infrastructure enhancement will help expand capacity for ever-increasing data processing demands. We also have reinforced our vigilance in monitoring transactions, working with our regulatory agencies to preserve financial system integrity.

And in line with the new industry-wide Basel II standards for capital adequacy, we continue to build on our rigorous and proven risk management framework to help ensure risks are clearly understood when making business decisions, managed effectively where possible and that capital levels are strong. As part of those efforts, we have further developed our long-held conservative credit strategies, informed by the unprecedented credit environment of the past two years. These and other added measures will help support decision-making throughout our business, augmenting the quality of our already strong and conservatively positioned balance sheet.

Enduring Strength

The conservative positioning of our balance sheet, in fact, protected Northern Trust from much of the upheaval experienced by our peers. We continue to be one of the best-capitalized major banks in the United States, maintaining greater capital levels than necessary for the risk profile of our business. In fact, our Tier 1 Capital Ratio of 13.4 percent is more than double the six percent regulatory classification of "well capitalized."

Furthermore, our credit quality remains sound, with nonperforming assets representing only 1.11 percent of our loan portfolio at year-end, compared with the top 20 U.S. banks' average of 3.95 percent. And with 91 percent of our balance sheet investment portfolio comprised of U.S. Treasury, government-sponsored agency and triple-A rated securities, our overall high-quality credit profile stands far above the rest of the industry.

This financial strength enabled us to take two significant steps in 2009. First, we were one of the earliest institutions to successfully access public equity and long-term debt markets to facilitate our exit from the U.S. Treasury Department's Capital Purchase Program, raising $834 million through the issuance of common shares and $500 million of senior notes. Our ability to raise significant capital in tumultuous markets demonstrated broad investor confidence in Northern Trust's management, business model and stability.

Second, we fulfilled the capital support commitments established in 2008 to help protect our clients during that volatile time. Using our balance sheet to support our clients was the right thing to do. Our ability to do it while still growing our business speaks to the effectiveness of our consistent, prudent management practices.

Personal Clients

Northern Trust serves successful individuals, families, foundations, endowments and privately held businesses. Our U.S. network of 79 offices in 18 states is strategically positioned in close proximity to more than half the nation's millionaire households. Through this network, our experienced professionals deliver integrated personal wealth management solutions to help clients evaluate, plan, grow, manage, protect and transfer their wealth.

Inspiring Trust

Throughout the turbulent economic environment, our long-standing reputation for safety, stability and client focus continued to appeal to those unsettled by market volatility. As a result, the flight to quality we have seen over the past few years was still evident in 2009. We continued to welcome significant numbers of new personal clients, resulting in remarkable increases in areas such as deposits. Our savings deposits, for example, experienced a 50 percent increase to $17.5 billion from $11.7 billion last year.

Despite early 2009 market depreciation, client asset levels increased by the end of 2009 as markets recovered and we continued to generate new business. Personal assets under custody totaled $331.1 billion, up 15 percent from a year ago, while personal client assets under management equaled $145.2 billion, up 10 percent from year-end 2008.

Even as investors sought safer ground, the year's continued economic instability left many hesitant and unsure how to invest. To facilitate greater understanding around market events and the new economic terrain, we have been continually communicating with our clients, advising them on how to adjust their risk tolerances and position themselves to take advantage of market recovery.

Our clients have responded: we have provided a thoughtful, measured approach to incorporating risk into their portfolios, characterized by a movement from cash allocations to stock and bond allocations. Exemplifying that trend, asset levels increased 197 percent in our Northern Multi-Manager funds and 76 percent in our Tax-Exempt Bond funds.

Creative Solutions

Keeping our clients' interests at the center of our actions is the foundation of Northern Trust's success. Inherent in that client focus is a commitment to continually offer forward-looking, creative solutions for navigating any financial landscape.

Margaret Miller Willit

CLIENT EXPERIENCE

In an uncertain economic climate, Margaret Miller Willit wanted a greater sense of security around her family's long-term financial goals. Being an active member of her community, several philanthropies and a busy mom, Meg also needed a wealth advisor who could pull all the complex details of her financial life into a cohesive whole.

She came to Northern Trust. Our team listened to Meg's philanthropic and family goals, and worked with her and her advisors to develop a plan for the next generation and beyond. Giving her the confidence of knowing she has a trusted partner committed to helping her plan not just for tomorrow, but for the future.

The above-described services to Margaret Miller Willit are provided by Northern Trust, FSB, a federal savings bank regulated by the Office of Thrift Supervision.



Northern Trust

Dallas Women's Foundation

CLIENT EXPERIENCE

With the Dallas/Ft. Worth population expected to double between the years 2004 and 2030, the women's health, economic and education needs supported by the Dallas Women's Foundation are growing as well. After launching a funding campaign to address that increasing demand, the world's largest women's fund began looking for a financial partner who could lower risk in their rapidly growing asset base, despite the current economic upheaval.

Enter Northern Trust. Our comprehensive array of products and services, combined with our extensive background helping community foundations, gave them the flexibility and expertise they required. So they can put their full focus on the grantmaking, research and women's philanthropy education that will lift their community.

The above-described services to the Dallas Women's Foundation are provided by Northern Trust, NA, a national banking association regulated by the Office of the Comptroller of the Currency.



Northern Trust

While the turbulent climate of 2009 presented challenges, we were able to help clients capitalize on wealth transfer opportunities and introduce them to trust vehicles more suited to current market conditions.

Providing such objective advice is fundamental to maintaining the integrity of our client relationships. We continue to build relationships with third-party investment managers and collaborate with them on product innovation. We are also expanding the capabilities of our online information delivery platform, Private Passport®, providing clients improved portfolio data to help drive better decisions.

Leveraging the expertise and sophistication of our services for the ultra-affluent, in 2009 we launched the Family Advisory Services program for clients with investable assets greater than $50 million. This suite of services provides investment advisory solutions, asset servicing, wealth planning and lifestyle services to families who want and need the services of a family office, but not the burden of maintaining one.

We also continued to build upon the services we launched in 2008 for mid-sized not-for-profit organizations, bringing our institutional asset management and technological capabilities to local nonprofits. With market instability posing particular challenges for foundations and endowments, we worked alongside these organizations to help them continue to fulfill their missions.

Focused Strength

Northern Trust's history as a stable institution with a conservative risk philosophy continues to attract ultra-affluent families and family offices to our Wealth Management Group. Our growing Wealth Management client base is made up of more than 400 families in 18 countries.

Our Wealth Management clients look to us for global custody, investment consulting, specialized asset management, fiduciary and private banking services. In the United States, these clients include more than 20 percent of the *Forbes* list of the 400 most affluent Americans.

The Wealth Management Group continues to sharpen its focus on the important family office segment and complex fiduciary assignments. And despite the current challenging economic environment, we continue to achieve excellent asset growth in this area.

Wealth Management custody assets reached $196 billion at year-end 2009, reflecting a 10-year compound annual growth rate of 14 percent, and managed assets totaled $31.4 billion, growing at a 10-year compound annual growth rate of eight percent, compared to the S&P 500's decline of three percent.

Institutional Clients

Northern Trust is a global leader in managing the sophisticated financial needs of corporations, governments and public entities, investment managers, financial institutions, foundations, endowments, insurance companies and sovereign wealth funds worldwide. Our institutional clients are located in more than 40 countries and we support their investment needs in more than 90 markets worldwide.

We deliver our institutional services from offices located across North America, Europe, the Middle East and the Asia-Pacific region. Our focused strategy, strong market position, successful business development and dedication to client service have translated into a growing global presence.

With improving markets and new business, institutional assets under custody increased to $3.3 trillion, up 22 percent from 2008. Global custody assets comprised 58 percent of that total at $1.9 trillion, an increase of 36 percent from a year ago. Institutional managed assets reached $482 billion at year-end, up 13 percent from 2008.

Leading Innovation

In highlighting the need for greater portfolio clarity, the 2008-2009 market volatility inspired and informed product innovation. We developed new online reporting tools such as Hedge Fund Monitor™ and Private Outlook™ to offer greater transparency and understanding around underlying investments, risk exposures, performance and liquidity. We also launched a new derivatives valuation tool designed to deliver the accurate, transparent and independent valuation clients need to help reduce the risk inherent in these complex instruments.

The addition of the first U.S. ERISA pension fund to our cross-border pooling platform marked a groundbreaking milestone in the continued growth of this pioneering product. With this event and the appeal of pooling's governance and cost efficiencies, pooling remains an attractive capability for our clients.

To address institutional investors' evolving needs – such as the increasing demand for defined contribution strategies – we continued to develop new asset management solutions. Our target date funds, expanded stable of non-lending index funds and our emerging and frontier market products provide forward-thinking vehicles to help our clients succeed now and in the future. At the same time, investors adopting more conservative risk philosophies spurred growth within our cash and fixed income funds.

Expanding Horizons

Opening our newest office in Stockholm demonstrated our client focus and continued commitment to global market expansion. Our efforts developing long-term

Thames River Capital LLP

CLIENT EXPERIENCE

As a rapidly growing, innovative investment specialist, Thames River Capital requires their financial partners to keep up the pace. In running their $13 billion asset management business, Thames River needs custody and valuation services that can move as fast as they do in bringing products to market.

That's why they rely on Northern Trust. We work hand in hand with Thames River to determine their fund accounting, transfer agency and custody needs, and then invest in our people and technology to deliver services quickly. Our commitment to help them succeed allows Thames River to focus on their commitment to generate performance.



Northern Trust

Singapore Technologies Engineering Ltd

CLIENT EXPERIENCE

A global defense and integrated engineering solutions provider, Singapore Technologies Engineering believes their success rests on the fundamentals of integrity, transparency and responsibility. When they were seeking a global custodian in 2009, ST Engineering wanted a financial partner who shared their commitment and values.

They chose Northern Trust. Certainly our industry-leading technology provides them with the transparent, accurate and timely financial data they need to help manage risk and make better business decisions. But it is our reputation for acting with the highest ethical standards that makes us an organization they want to do business with.



Northern Trust

relationships in Asia, for example, have expanded the Asia-Pacific segment of our assets under custody by 79 percent since 2008.

Our Global Fund Services unit continues to be a vital element in our growing worldwide presence. The transition in 2009 of Hermes Fund Managers Limited's trade management function – representing $24 billion in assets under management – is a notable step in the growth of our outsourcing platform. And the addition to our client base of Diversified Credit Investments – a San Francisco fund manager offering Dublin-based registered funds, using our fund administration and investment operations services in Chicago – demonstrates our truly global capabilities.

Constant Growth

Northern Trust welcomed other significant mandates and increased business from around the world in 2009.

Our institutional clientele grew with a number of new relationships including, among others, Singapore Technologies Engineering, ProMutual Insurance, New Zealand Debt Management Office, North Shore-LIJ Health System, Shay Asset Management, Pension Boards-United Church of Christ, Driehaus Capital Management, Apache Capital, University of San Diego, Parliamentary Contributory Pension Scheme and Earth Capital. We also expanded our relationship with the Oklahoma Public Employees Retirement System, and experienced growth within our total investment program outsourcing business, welcoming Martin Marietta Materials, Avon Products and GCIU Local 13N Retirement Fund as new clients in 2009.

Additionally, Northern Trust continues to be strongly positioned in our key client segments. We currently provide services to 28 percent of the top 200 asset managers in the world. In the United Kingdom we serve 30 percent of the top 200 pension plans and 30 percent of the 99 local government pension plans. In the United States we serve 47 percent of the 200 largest pension funds, 38 percent of the top 100 U.S. public funds, 36 percent of the top 25 U.S. Taft-Hartley plans and 24 percent of the top 100 insurance firms. Our not-for-profit specialty continues to grow, serving 30 percent of the top 50 U.S. foundations, 28 percent of the top 50 U.S. endowments and 36 percent of the top 50 U.S. healthcare funds.

Global Citizenship

Corporate Social Responsibility

For 120 years, Northern Trust has believed that staying true to our principles of service, expertise and integrity not only benefits our clients, employees and shareholders, but also the communities we serve, the general public and the environment.

To continue to uphold these core values, in 2009 we united our existing citizenship initiatives throughout the world in a new corporate social responsibility structure. Developing global, enterprise-wide strategies around these efforts will help ensure that as we work to do the right things, we will be doing them in the right way.

We are very proud of our successes to date. Two of our newest facilities – our Fort Myers, Fla., office and our data center outside Chicago – have been awarded Leadership in Energy and Environmental Design Gold designations by the U.S. Green Building Council. These buildings were recognized for their environmental innovation in design, water efficiency, indoor environmental quality and use of sustainable materials and resources.

This year we also signed on to the United Nations Principles for Responsible Investment (PRI) initiative, which provides a framework for considering environmental, social and governance issues in investment decision-making and ownership practices. Combined with our socially responsible investing solutions, becoming a PRI signatory reinforces our commitment to benefiting our clients' portfolios and our world at the same time.

Community & Philanthropy

The economic instability of the last two years has seen many corporate philanthropic channels dry up, yet the need for charitable contributions has grown. In 2009, Northern Trust continued to honor our commitments and maintain our giving despite the economic environment, providing nearly $13 million in cash contributions to charitable and civic organizations worldwide.

Northern Trust employees also gave of themselves in 2009 – donating money, time and energy in increasing numbers. We matched more than $678,000 of our employees' personal charitable donations, a level of giving that increased by 4.6 percent from 2008. Employee groups around the world organized volunteer days to benefit local charities – 64 in the Chicago area alone, up from 20 in 2008. Individual volunteer hours grew to nearly 200,000 from 142,000 last year.

Into 2010, we hope to do more. We will look to broaden support to organizations helping the environment through

East London Business Alliance

CORPORATE COMMITMENT

Possibilities for positive change exist everywhere. What often doesn't exist is the knowledge of how to best effect that change. That's where the East London Business Alliance (ELBA) comes in. Aligning the willing resources of the private sector with the public areas of need, ELBA is empowering change in England's East London boroughs.

It's a group effort in which Northern Trust is proud to play a part. Through ELBA, scores of Northern Trust volunteers are playing an active role in revitalizing the East London community. By connecting the talent, energy and drive of our people with that of ELBA, we hope to create exciting possibilities for years to come.



Northern Trust

initiatives such as green job training and development, and the use of environmentally friendly materials in affordable housing. We also are focused on expanding our educational partnerships to help build the capacity of teachers and school principals, and increase global awareness in students.

We stayed committed to community development and revitalization through our Community Reinvestment Act (CRA) initiatives. In 2009, Northern Trust provided more than $95.7 million in affordable mortgage loans and more than $77 million in community development loans. CRA investments completed for the year were $81 million. Because of our leadership in serving the credit and community development needs of our communities, The Northern Trust Company subsidiary has maintained its "Outstanding" CRA rating from the Federal Reserve Bank of Chicago.

Diversity & Inclusion

As long-standing core ethical values, diversity and inclusion are invaluable to Northern Trust's business success. Acquiring, developing and retaining a globally diverse and inclusive workforce powers innovation and helps us succeed as a business enterprise and community advocate.

Our hiring reflects that commitment – today, 36 percent of our U.S. employees are minorities, and globally, 52 percent are women.

In 2009, we launched several initiatives to develop and advance the diverse talent throughout Northern Trust. We established Diversity & Inclusion Advisory Councils in each business unit to ensure alignment of employee engagement and professional development with our business strategies. And we conducted a diversity assessment in our Europe, Middle East and Africa region to inform continued development of inclusive environments where employees can fully reach their potential.

We also sponsor a number of affinity groups to ensure diversity and inclusion values are embedded in the fabric of the organization. These groups provide networking and mentoring; consult on brand and business strategy across communities and demographic groups; and act as liaisons to prospective and existing clients.

Management Group



STANDING

JOYCE M. ST. CLAIR
Executive Vice President
Head of Corporate
Risk Management

KELLY R. WELSH
Executive Vice President
General Counsel

WILLIAM L. MORRISON
Executive Vice President
Chief Financial Officer

FREDERICK H. WADDELL
Chairman, President and
Chief Executive Officer

SHERRY S. BARRAT
President –
Personal Financial Services

STEPHEN N. POTTER
President –
Northern Trust Global Investments

SEATED

TIMOTHY P. MOEN
Executive Vice President
Human Resources and
Administration

JANA R. SCHREUDER
President –
Operations & Technology

STEVEN L. FRADKIN
President –
Corporate & Institutional Services

Board of Directors

FREDERICK H. WADDELL
Chairman, President and Chief Executive Officer
Northern Trust Corporation and
The Northern Trust Company (4)

LINDA WALKER BYNOE
President and Chief Executive Officer
Telemat Ltd.
Project management and consulting firm (1, 5)

NICHOLAS D. CHABRAJA
Chairman
General Dynamics Corporation
Worldwide defense, aerospace and other
technology products manufacturer (1, 2)

SUSAN CROWN
Vice President
Henry Crown and Company
Worldwide company with
diversified manufacturing operations,
real estate and securities (2, 3)

DIPAK C. JAIN
Dean Emeritus and Professor of Marketing
Kellogg School of Management
Northwestern University
Educational institution (2, 6)

ARTHUR L. KELLY
Managing Partner
KEL Enterprises L.P.
Holding and investment partnership (3, 4, 6)

ROBERT W. LANE
Retired Chairman
Deere & Company
Worldwide agricultural construction and
forestry equipment manufacturer (6)

ROBERT C. MCCORMACK
Advisory Director
Trident Capital
Venture capital firm (1, 4, 5)

EDWARD J. MOONEY
Retired Délégué Général – North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste
and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2, 4)

JOHN W. ROWE
Chairman and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (3, 4, 6)

HAROLD B. SMITH
Chairman of the Executive Committee
Illinois Tool Works Inc.
Worldwide manufacturer and marketer
of engineered components and industrial systems
and consumables (3, 5, 6)

WILLIAM D. SMITHBURG
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company
Worldwide manufacturer and marketer of
beverages and grain-based products (2, 3, 4)

ENRIQUE J. SOSA
Retired President
BP Amoco Chemicals
Worldwide chemical division of BP p.l.c. (1, 6)

CHARLES A. TRIBBETT III
Managing Director
Russell Reynolds Associates
Worldwide executive recruiting firm (5, 6)

ADVISORY DIRECTOR

SIR JOHN R.H. BOND
Chairman
Vodafone Group Plc
Worldwide mobile telecommunications company (5, 6)*
* *In an advisory capacity*

BOARD COMMITTEES

1. Audit Committee
2. Compensation and Benefits Committee
3. Corporate Governance Committee
4. Executive Committee
5. Business Risk Committee
6. Business Strategy Committee

Financial Review



Received SEC
MAR 1 5 2010
Washington, DC 20549

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

($ In Millions Except Per Share Information)	2009	2008	2007	2006	2005
FOR THE YEAR ENDED DECEMBER 31					
Noninterest Income					
Trust, Investment and Other Servicing Fees	$2,083.8	$2,134.9	$2,077.6	$1,791.6	$1,559.4
Foreign Exchange Trading Income	445.7	616.2	351.3	247.3	180.2
Security Commissions and Trading Income	62.4	77.0	67.6	62.7	55.2
Treasury Management Fees	81.8	72.8	65.3	65.4	71.2
Gain on Visa Share Redemption	–	167.9	–	–	–
Other Operating Income	136.8	186.9	95.3	83.0	85.2
Investment Security Gains (Losses), net	(23.4)	(56.3)	6.5	1.4	.3
Total Noninterest Income	2,787.1	3,199.4	2,663.6	2,251.4	1,951.5
Net Interest Income	999.8	1,079.1	845.4	744.7	673.7
Provision for Credit Losses	215.0	115.0	18.0	15.0	2.5
Income before Noninterest Expenses	3,571.9	4,163.5	3,491.0	2,981.1	2,622.7
Noninterest Expenses					
Compensation	1,099.7	1,133.1	1,038.2	876.6	774.2
Employee Benefits	242.1	223.4	234.9	217.6	190.4
Outside Services	424.5	413.8	386.2	316.2	268.0
Equipment and Software Expense	261.1	241.2	219.3	205.3	196.6
Occupancy Expense	170.8	166.1	156.5	145.4	133.7
Visa Indemnification Charges	(17.8)	(76.1)	150.0	–	–
Other Operating Expenses	136.3	786.3	245.1	195.8	172.0
Total Noninterest Expenses	2,316.7	2,887.8	2,430.2	1,956.9	1,734.9
Income before Income Taxes	1,255.2	1,275.7	1,060.8	1,024.2	887.8
Provision for Income Taxes	391.0	480.9	333.9	358.8	303.4
Net Income	$ 864.2	$ 794.8	$ 726.9	$ 665.4	$ 584.4
Net Income Applicable to Common Stock	$ 753.1	$ 782.8	$ 726.9	$ 665.4	$ 584.4
Average Total Assets	$ 74,314	$ 73,029	$ 60,588	$ 53,106	$ 45,974
PER COMMON SHARE					
Net Income – Basic	$ 3.18	$ 3.51	$ 3.28	$ 3.03	$ 2.66
– Diluted	3.16	3.47	3.23	2.99	2.63
Cash Dividends Declared	1.12	1.12	1.03	.94	.86
Book Value – End of Period (EOP)	26.12	21.89	20.44	18.03	16.51
Market Price – EOP	52.40	52.14	76.58	60.69	51.82
AT YEAR END					
Senior Notes	1,552	1,053	654	445	272
Long-Term Debt	2,838	3,293	2,682	2,308	2,818
Floating Rate Capital Debt	277	277	277	276	276
Stockholders	2,614	2,799	2,842	3,040	3,239
Staff (full-time equivalent)	12,400	12,200	10,900	9,700	9,000
RATIOS					
Dividend Payout Ratio	31.0%	32.0%	31.4%	30.8%	32.1%
Return on Average Assets	1.16	1.09	1.20	1.25	1.27
Return on Average Common Equity	12.73	15.98	17.46	17.57	17.01
Tier 1 Capital to Risk-Weighted Assets – EOP	13.4	13.1	9.7	9.8	9.7
Total Capital to Risk-Weighted Assets – EOP	15.8	15.4	11.9	11.9	12.3
Risk-Adjusted Leverage Ratio	8.8	8.5	6.8	6.7	7.1
Average Stockholders' Equity to Average Assets	8.9	7.0	6.9	7.1	7.5

OPERATING RESULTS – A NON-GAAP FINANCIAL MEASURE WHICH EXCLUDES VISA RELATED ADJUSTMENTS

($ In Millions Except Per Share Information)	2009	2008	2007	2006	2005
Operating Earnings	$853.0	$641.3	$821.1	$665.4	$584.4
Operating Earnings per Common Share – Basic	$ 3.13	$ 2.82	$ 3.71	$ 3.03	$ 2.66
– Diluted	3.11	2.79	3.65	2.99	2.63
Operating Return on Average Common Equity	12.68%	12.89%	19.72%	17.57%	17.01%

Operating results for 2009, 2008 and 2007 exclude adjustments relating to Visa Inc. (Visa). Excluded in 2009 and 2008 are Visa indemnification related benefits totaling $17.8 million and $244.0 million, respectively. Excluded in 2007 are Visa indemnification related charges totaling $150.0 million. The 2008 benefits included a gain on the mandatory partial redemption of Northern Trust's Visa shares totaling $167.9 million and a $76.1 million offset of the Visa indemnification related charges recorded in 2007. Visa related adjustments are discussed in further detail in Note 18 to the consolidated financial statements.

OVERVIEW OF CORPORATION

Focused Business Strategy

Northern Trust Corporation (Northern Trust or the Corporation) is a leading provider of asset servicing, fund administration, investment management, banking and fiduciary solutions for corporations, institutions and affluent individuals worldwide. Northern Trust focuses on servicing and managing client assets in two target market segments: individuals, families and privately held businesses through its Personal Financial Services (PFS) business unit; and institutional investors worldwide through its Corporate and Institutional Services (C&IS) business unit. An important element of this strategy is to provide an array of asset management and related services to PFS and C&IS clients, which are provided by a third business unit, Northern Trust Global Investments (NTGI). In executing this strategy, Northern Trust emphasizes quality through a high level of service complemented by the effective use of technology, delivered by a fourth business unit, Operations & Technology (O&T).

Business Structure

A financial holding company, Northern Trust conducts business through various U.S. and non-U.S. subsidiaries, including The Northern Trust Company (Bank). The Corporation comprises a network of 79 offices in 18 U.S. states and 16 international locations in North America, Europe, the Asia-Pacific region and the Middle East.

Except where the context otherwise requires, the term "Northern Trust" refers to Northern Trust Corporation and its subsidiaries on a consolidated basis.

FINANCIAL OVERVIEW

Despite difficult 2009 business conditions, Northern Trust achieved record net income of $864.2 million and earnings per common share were $3.16. This compared with $794.8 million of net income and earnings per common share of $3.47 in the year ended December 31, 2008. Per share earnings were reduced by $111.1 million, equal to $.47, in 2009, and by $12.0 million, or $.05, in 2008, from preferred stock dividends and discount accretion in connection with Northern Trust's participation in the U.S. Department of the Treasury's (U.S. Treasury) Capital Purchase Program (CPP).

Reported results in both 2009 and 2008 were impacted by various adjustments related to Visa, as further described in Note 18 to the consolidated financial statements. A reconciliation of operating earnings, a non-GAAP financial measure which excludes Visa related adjustments, to reported earnings prepared in accordance with U.S. generally accepted accounting principles (GAAP) is included in the table below.

($ In Millions Except Per Share Data)	2009 Amount	2009 Per Share	2008 Amount	2008 Per Share
Reported Earnings	$864.2	$3.16	$ 794.8	$3.47
Visa Initial Public Offering (net of $62.3 tax effect)	–	–	(105.6)	(.47)
Visa Indemnification Accrual (net of tax effects of $6.6 in 2009 and $28.2 in 2008)	(11.2)	(.05)	(47.9)	(.21)
Operating Earnings	$853.0	$3.11	$ 641.3	$2.79

Operating earnings in 2008 were impacted by $536.3 million of client support related charges. These charges included $314.1 million for support provided to cash investment funds under Capital Support Agreements (CSAs). The current year includes a net expense reduction of $109.3 million associated with the final support payments and expiration of the CSA obligations.

Operating revenues, which exclude the $167.9 million gain recorded in 2008 in connection with Visa's public offering, equaled $3.82 billion on a fully taxable equivalent (FTE) basis, a decrease of 8% from 2008. Revenues were impacted by a $170.5 million, or 28%, decrease in foreign exchange trading income due to significantly reduced currency volatility and client volumes from the record 2008 levels. Revenues also were affected by an $88.9 million, or 8%, decrease in net interest income (FTE). This drop reflected a significant reduction in the net interest margin as a result of the low interest rate environment experienced in 2009.

Trust, investment and other servicing fees – the largest component of consolidated revenues – totaled $2.08 billion, down $51.1 million, or 2%, from the prior year. The decrease primarily reflects lower market valuations during the majority of 2009, offset partially by increased securities lending revenue and new business. The securities lending revenue increase is attributable to the recovery of previously recorded unrealized asset valuation losses in a mark-to-market investment fund used in our securities lending activities, partially offset by significantly lower spreads on the investment of cash collateral and reduced average volumes as compared with 2008.

Operating noninterest expenses, which exclude Visa indemnification related adjustments of $17.8 million and $76.1 million in 2009 and 2008, respectively, equaled $2.33 billion, a decrease of 21% from 2008, primarily reflecting the client support related adjustments recorded in 2009 and 2008.

Credit loss provisions were $215.0 million in 2009 compared with $115.0 million in 2008. The higher provision reflects the impact of the prolonged weakness in the broader economic environment. Loans and leases equaled $27.8 billion at year end, a decrease of 10% from $30.8 billion at the end of 2008.

In 2009, Northern Trust achieved two of its four long-term, across cycle, strategic financial targets, measured exclusive of Visa related items. We achieved positive operating leverage and recorded earnings per share growth of 11%, within the goal of 10-12% growth. However, we did not grow revenue 8-10% (revenues decreased by 8%) nor did our return on common equity equal 16-18% (our return on common equity was 12.7%).

Client assets under custody and management, important components of Northern Trust's business, grew at double-digit rates during 2009. Client assets under custody equaled $3.7 trillion at year end, up 22% from $3.01 trillion in 2008. Client assets under management rose 12% to $627.2 billion from $558.8 billion the prior year. Increases in client assets under custody and management reflect both higher market valuations and new business won from both existing and new clients.

Northern Trust continues to maintain its solid capital position, exceeding "well capitalized" levels under federal bank regulatory capital requirements. At year end, total stockholders' equity equaled $6.31 billion, down slightly from $6.39 billion a year earlier. On June 17, 2009 and August 26, 2009, respectively, Northern Trust repurchased the preferred stock and the related warrant issued to the U.S. Treasury in November 2008 under the CPP. The repurchases were funded principally by the May 2009 issuance of 17,250,000 common shares in connection with a public offering and the retention of earnings.

CONSOLIDATED RESULTS OF OPERATIONS

REVENUE

Northern Trust generates the majority of its revenue from noninterest income that primarily consists of trust, investment and other servicing fees. Net interest income comprises the remainder of revenues and consists of interest income generated by earning assets, net of interest expense on deposits and borrowed funds.

Revenue for 2009 was $3.83 billion on an FTE basis. Revenue declined 12% from $4.33 billion in 2008, which in turn was up 21% from 2007 revenues of $3.57 billion. When adjusted to an FTE basis, yields on taxable, nontaxable, and partially taxable assets are comparable; the adjustment to an FTE basis has no impact on net income. Noninterest income totaled $2.79 billion in 2009, down 13% from $3.20 billion in 2008, and represented 73% of total taxable equivalent revenue in 2009. Noninterest income of $3.20 billion in 2008 increased 19% from $2.66 billion in 2007, and represented 74% of total taxable equivalent revenue in 2008. Net interest income for 2009 was $1.04 billion, down 8% from $1.13 billion in 2008, which was up 24% from $907.9 million in 2007.

The decrease in current year revenues primarily reflects reduced foreign exchange trading income, which fell 28% to $445.7 million compared with $616.2 million in 2008. The decrease in net interest income in 2009 denotes the significant reduction in the net interest margin as a result of the low interest rate environment. The net interest margin declined to 1.56% in 2009 from 1.76% in 2008. Partly offsetting this reduction was a $2.42 billion, or 4%, increase in average earning assets.

Trust, investment and other servicing fees – the largest component of noninterest income – decreased 2% to $2.08 billion from $2.13 billion in 2008. This reduction reflected lower market valuations during the majority of 2009, partially offset by an increase in securities lending fees and new business. Securities lending fees in 2009 totaled $336.7 million as compared with $221.4 million in 2008. The current year increase of $115.3 million was due to the recovery of previously recorded unrealized asset valuation losses of approximately $204 million relating to a mark-to-market investment fund used in our securities lending activities. This compares to unrealized asset valuation losses of approximately $213 million recorded in 2008. Excluding the impact of the above adjustments, securities lending fees decreased approximately $302 million, reflecting significantly lower spreads on the investment of cash collateral and reduced volumes. Additional information regarding Northern Trust's revenue by type is provided below.

2009 TOTAL REVENUE OF $3.83 BILLION (FTE)


Noninterest Income (73%)
Net Interest Income (27%)

Noninterest Income

The components of noninterest income, and a discussion of significant changes during 2009 and 2008, are provided below.

NONINTEREST INCOME

(In Millions)	2009	2008	2007
Trust, Investment and Other Servicing Fees	$2,083.8	$2,134.9	$2,077.6
Foreign Exchange Trading Income	445.7	616.2	351.3
Security Commissions and Trading Income	62.4	77.0	67.6
Treasury Management Fees	81.8	72.8	65.3
Gain on Visa Share Redemption	–	167.9	–
Other Operating Income	136.8	186.9	95.3
Investment Security Gains (Losses), net	(23.4)	(56.3)	6.5
Total Noninterest Income	$2,787.1	$3,199.4	$2,663.6

2009 NONINTEREST INCOME


Foreign Exchange Trading Income (16%)
All Other (9%)
Trust, Investment and Other Servicing Fees (75%)

Trust, Investment and Other Servicing Fees

Trust, investment and other servicing fees accounted for 54% of total taxable equivalent revenue in 2009. These fees for 2009 decreased 2% to $2.08 billion from $2.13 billion in 2008. For a more detailed discussion of 2009 trust, investment and other servicing fees, refer to the "Business Unit Reporting" section.

Trust, investment and other servicing fees are based generally on the market value of assets held in custody, managed and serviced; the volume of transactions; securities lending volume and spreads; and fees for other services rendered. Certain market value calculations on which fees are based are performed on a monthly or quarterly basis in arrears. Certain investment management fee arrangements also may provide for performance fees, based on client portfolio returns that exceed predetermined levels. Securities lending fees also are impacted by Northern Trust's share of unrealized investment gains and losses in one investment fund that is used in our securities lending activities and is accounted for at fair value. Based on an analysis of historical trends and current asset and product mix, management estimates that a 10% rise or fall in overall equity markets would cause a corresponding increase or decrease in Northern Trust's trust, investment and other servicing fees of approximately 4% and in total revenues of approximately 2%.

The following table presents selected average month-end, average quarter-end, and year-end equity market indices and the percentage changes year over year.

MARKET INDICES	AVERAGE OF MONTH-END			AVERAGE OF QUARTER-END			YEAR-END		
	2009	2008	CHANGE	2009	2008	CHANGE	2009	2008	CHANGE
S&P 500 ®	949	1,215	(22)%	972	1,168	(17)%	1,115	903	23%
MSCI EAFE ® *	1,342	1,777	(24)%	1,369	1,699	(19)%	1,581	1,237	28%

** In U.S. dollars.*

In addition, C&IS client relationships are priced generally to reflect earnings from such activities as foreign exchange trading and custody related deposits not included in trust, investment and other servicing fees. Custody related deposits maintained with bank subsidiaries and foreign branches are primarily interest-bearing and averaged $30.4 billion in 2009, $33.2 billion in 2008, and $28.3 billion in 2007. Assets under custody and assets under management form the primary basis of our trust, investment and other servicing fees. At December 31, 2009, assets under custody were $3.66 trillion, up 22% from $3.01 trillion a year ago. Assets under custody included $1.9 trillion of global custody assets. Managed assets totaled $627.2 billion, up 12% from $558.8 billion at the end of 2008.

ASSETS UNDER CUSTODY

($ In Billions)	December 31 2009	2008	2007	2006	2005	Percent Change 2009/08	Five-Year Compound Growth Rate
Corporate & Institutional	$3,325.9	$2,719.2	$3,802.9	$3,263.5	$2,699.7	22%	7%
Personal	331.1	288.3	332.3	281.9	225.6	15	10
Total Assets Under Custody	$3,657.0	$3,007.5	$4,135.2	$3,545.4	$2,925.3	22%	7%

C&IS ASSETS UNDER CUSTODY ($ in Billions)


2005
2006
2007
2008
2009
4,000
3,000
2,000
1,000

PFS ASSETS UNDER CUSTODY ($ in Billions)


2005
2006
2007
2008
2009
400
300
200
100

ASSETS UNDER MANAGEMENT

($ In Billions)	December 31 2009	2008	2007	2006	2005	Percent Change 2009/08	Five-Year Compound Growth Rate
Corporate & Institutional	$482.0	$426.4	$608.9	$562.5	$500.7	13%	1%
Personal	145.2	132.4	148.3	134.7	117.2	10	6
Total Managed Assets	$627.2	$558.8	$757.2	$697.2	$617.9	12%	2%

C&IS ASSETS UNDER MANAGEMENT ($ in Billions)


2005
2006
2007
2008
2009
600
500
400
300
200
100

PFS ASSETS UNDER MANAGEMENT ($ in Billions)


2005
2006
2007
2008
2009
150
120
90
60
30
0

Foreign Exchange Trading Income

Northern Trust provides foreign exchange services in the normal course of business as an integral part of its global custody services. Active management of currency positions, within conservative limits, also contributes to trading income. Foreign exchange trading income decreased 28%, or $170.5 million, and totaled $445.7 million in 2009 compared with $616.2 million last year. The decrease primarily reflects significantly reduced currency volatility and client volumes from the prior year's record levels. Foreign exchange trading income in 2008 benefited from strong client volumes and exceptionally high currency volatility.

Security Commissions and Trading Income

Revenues from security commissions and trading income declined to $62.4 million from $77.0 million in 2008. This income is generated primarily from securities brokerage services provided by Northern Trust Securities, Inc. (NTSI). The 2009 decrease principally reflects decreased revenue from core brokerage services.

Treasury Management Fees

The fee portion of treasury management revenues increased 12% in 2009 to $81.8 million from $72.8 million in 2008, reflecting an increase in clients electing to pay for services in fees rather than with compensating deposit balances.

Other Operating Income

The components of other operating income include:

(In Millions)	2009	2008	2007
Banking Service Fees	$ 53.1	$ 39.4	$35.7
Loan Service Fees	52.1	30.0	16.5
Non-Trading Foreign Exchange Gains (Losses)	(1.4)	36.1	2.1
Credit Default Swap Gains (Losses)	(4.6)	35.4	4.8
Loss on Sale of Non-U.S. Subsidiary	–	–	(4.1)
Other Income	37.6	46.0	40.3
Total Other Operating Income	$136.8	$186.9	$95.3

The 2009 increase in banking service fees primarily reflects higher letter of credit revenue. Growth in commercial loan-related commitment fees explains the rise in loan service fees. Non-trading foreign exchange gains (losses) reflect the impact of foreign exchange rate movements during the period on the translation to functional currencies of assets and liabilities denominated in nonfunctional currencies. Credit default swap gains and losses reflect the mark-to-market adjustments of credit default swap contracts used to mitigate credit risk associated with specific commercial credits. The gain in the prior year reflects the impact on certain credits which were under credit default swap contracts from the uncertain market conditions experienced in 2008. Other income decreased primarily because of lower custody related deposit revenue.

Investment Security Gains (Losses)

Net investment security losses were $23.4 million in 2009, a decrease from the $56.3 million loss in 2008. Losses of $26.7 million and $61.3 million were recorded in 2009 and 2008, respectively, to adjust the book values of asset-backed securities to their estimated fair values. Management determined the securities to be other-than-temporarily impaired. A gain of $4.9 million was recorded in 2008 from the sale of CME Group Inc. stock acquired from the demutualization and subsequent merger of the Chicago Mercantile Exchange and the Chicago Board of Trade.

NONINTEREST INCOME – 2008 COMPARED WITH 2007

Trust, investment and other servicing fees for 2008 accounted for 67% of total noninterest income and 49% of total taxable equivalent revenue. These fees increased 3% in 2008 to $2.13 billion from $2.08 billion in 2007. Total assets under custody at December 31, 2008, were $3.01 trillion, down 27% from $4.14 trillion in 2007, and included $1.42 trillion of global custody assets. Managed assets totaled $558.8 billion in 2008, down 26% from $757.2 billion a year earlier.

Foreign exchange trading income increased 75% in 2008 to a record $616.2 million from $351.3 million in 2007. The increase reflected strong client volumes as well as exceptionally high currency volatility in 2008.

Revenues from security commissions and trading income totaled $77.0 million in 2008, compared with $67.6 million in 2007. The increase primarily reflected higher revenue from core brokerage services.

Treasury management fees were $72.8 million in 2008, up 11% from the $65.3 million reported in 2007. More clients in 2008 elected to pay for services in fees rather than with compensating deposit balances.

During 2008, a gain of $167.9 million was realized in connection with Visa's March 2008 initial public offering.

Other operating income totaled $186.9 million in 2008, a 96% rise from $95.3 million the previous year. The increase primarily reflected higher non-trading foreign exchange gains, credit default swap gains and loan service fees. The higher non-trading foreign exchange gains reflected the foreign exchange rate impact of translating non-U.S. dollar denominated assets and liabilities. Higher commercial loan-related commitment fee revenue resulted in increased loan service fees revenue in 2008.

Net investment security losses were $56.3 million in 2008 compared with a $6.5 million gain in 2007. Included in the 2008 loss was a $61.3 million other-than-temporary impairment (OTTI) charge. Gains of $4.9 million and $6.3 million were recorded in 2008 and 2007, respectively, from the sale of CME Group Inc. stock.

Net Interest Income

An analysis of net interest income on an FTE basis, major balance sheet components impacting net interest income, and related ratios are provided below.

ANALYSIS OF NET INTEREST INCOME (FTE)

($ In Millions)	2009	2008	2007	PERCENT CHANGE 2009/08	2008/07
Interest Income	$ 1,406.0	$ 2,478.5	$ 2,784.2	(43.3)%	(11.0)%
FTE Adjustment	40.2	49.8	62.5	(19.3)	(20.3)
Interest Income – FTE	1,446.2	2,528.3	2,846.7	(42.8)	(11.2)
Interest Expense	406.2	1,399.4	1,938.8	(71.0)	(27.8)
Net Interest Income – FTE Adjusted	1,040.0	$ 1,128.9	$ 907.9	(7.9)%	24.3%
Net Interest Income – Unadjusted	$ 999.8	$ 1,079.1	$ 845.4	(7.3)%	27.6%
AVERAGE BALANCE					
Earning Assets	$66,670.8	$64,249.9	$53,426.4	3.8%	20.3%
Interest-Related Funds	53,671.6	55,173.9	45,722.7	(2.7)	20.7
Net Noninterest-Related Funds	12,999.2	9,076.0	7,703.7	43.2	17.8
				CHANGE IN PERCENTAGE	
AVERAGE RATE					
Earning Assets	2.17%	3.94%	5.33%	(1.77)	(1.39)
Interest-Related Funds	.76	2.54	4.24	(1.78)	(1.70)
Interest Rate Spread	1.41	1.40	1.09	.01	.31
Total Source of Funds	.61	2.18	3.63	(1.57)	(1.45)
Net Interest Margin	1.56%	1.76%	1.70%	(.20)	.06

Refer to pages 118 and 119 for additional analysis of net interest income.

Net interest income is defined as the total of interest income and amortized fees on earning assets, less interest expense on deposits and borrowed funds, adjusted for the impact of interest-related hedging activity. Earning assets – securities, loans and money market assets – are financed by a large base of interest-bearing funds that include personal and institutional deposits, wholesale deposits, short-term borrowings, senior notes and long-term debt. Earning assets also are funded by net noninterest-related funds, which include demand deposits, the reserve for credit losses and stockholders' equity, reduced by nonearning assets such as cash and due from banks; items in process of collection; and buildings and equipment. The dominant factors that affect net interest income are variations in the level and mix of earning assets; interest-bearing funds; net noninterest-related funds; and their relative sensitivity to interest rate movements. In addition, the levels of nonperforming assets and client compensating deposit balances used to pay for services impact net interest income.

Net interest income in 2009 was $999.8 million, down 7% from $1.08 billion in 2008. When adjusted to an FTE basis, yields on taxable, nontaxable and partially taxable assets are comparable, although the adjustment to an FTE basis has no impact on net income. Net interest income on an FTE basis for 2009 was $1.04 billion, a decline of 8% from $1.13 billion in 2008. The decrease reflects the significant reduction in the net interest margin from the low interest rate environment. The prior year included leasing related adjustments that reduced net interest income by $38.9 million. The net interest margin was 1.56% for 2009, down from the previous year's 1.76% (1.82% after excluding the prior year's leasing adjustment). This drop reflected the significant decline in yields on short-term assets and the diminished value of noninterest-related funding sources because of the extended period of low interest rates in 2009.

Earning assets averaged $66.7 billion, up 4% from the $64.2 billion reported in 2008. This growth reflects a $5.1 billion increase in securities and a $1.3 billion increase in loans partially offset by a $3.9 billion decrease in money market assets.

Loans averaged $28.7 billion, 5% higher than in 2008. The year-to-year comparison reflects a 10% increase in average residential mortgages to $10.7 billion, as well as an 8% increase in both commercial loans and personal loans to $7.5 billion and $4.7 billion on average, respectively, in 2009. Non-U.S. loans decreased 42% to $951.5 million in 2009 from the prior year average of $1.6 billion. Money market assets averaged $20.6 billion in 2009, down 16% from 2008 levels.

Securities averaged $17.4 billion, up 41% from 2008, with the growth primarily in government sponsored agency securities, which averaged $11.9 billion, up 37% from $8.7 billion in 2008.

The increase in average earning assets of $2.4 billion was funded primarily by higher levels of noninterest-bearing deposits and an increase in stockholders' equity. Interest-related funding sources in 2009 declined $1.5 billion from 2008, primarily due to lower levels of non-U.S. office time deposits, partially offset by increases in domestic deposits, short-term borrowings and senior notes.

Stockholders' equity for 2009 averaged $6.6 billion, up $1.5 billion or 29% from 2008. The increase primarily reflects cash proceeds of $834.1 million received from the April 2009 issuance of 17,250,000 common shares in connection with a public offering, the $1.576 billion of preferred stock issued to the U.S. Treasury in November 2008 in connection with the Corporation's participation in the U.S. Treasury's CPP, and the retention of earnings. The preferred stock issued under the CPP was repurchased in full in June 2009.

For additional analysis of average balances and interest rate changes affecting net interest income, refer to the Average Statement of Condition with Analysis of Net Interest Income on pages 118 and 119.

NET INTEREST INCOME – 2008 COMPARED WITH 2007

Net interest income in 2008 increased from 2007 and reflected a $10.8 billion, or 20%, increase in average earning assets. The higher level of average earning assets primarily represented growth in money market assets and loans, and an increase in the net interest margin. The net interest margin increased to 1.76% from 1.70% in 2007, reflecting a widening of the spread between interest rates on short-term investments and overnight funding sources, including the impact of Federal Reserve Bank rate reductions. The results for 2008 and 2007 were impacted by leasing related adjustments that reduced net interest income by $38.9 million and $13.0 million, respectively. Excluding the leasing adjustments, the net interest margin for 2008 and 2007 would have been 1.82% and 1.72%, respectively.

Earning assets averaged $64.2 billion in 2008 compared with $53.4 billion in 2007. The growth reflected a $6.4 billion increase in money market assets and a $4.6 billion increase in loans offset by a $172.4 million decrease in securities.

Loans averaged $27.4 billion, a 20% increase from 2007 that reflected a 39% increase in average commercial loans to $7.0 billion. Residential mortgages rose 9% to an average $9.7 billion and personal loans increased 33% to $4.4 billion. Non-U.S. loans decreased 4% to $1.6 billion from the 2007 average of $1.7 billion. Money market assets averaged $24.6 billion in 2008, up 35% from 2007 levels. Securities averaged $12.3 billion in 2008, down 1% from 2007. Government sponsored agency securities averaged $8.7 billion, down 11% from $9.7 billion in 2007.

The $10.8 billion increase in average earning assets in 2008 was funded primarily through growth in interest-bearing deposits. The deposit growth, primarily in non-U.S. office interest-bearing deposits that were up $7.4 billion, reflected increased global custody activity. Savings and money market deposits increased 11% and savings certificates rose 5%. Other interest-related funds averaged $8.7 billion, up $1.1 billion, due primarily to higher levels of senior and subordinated debt and Federal Home Loan Bank borrowings. Average net noninterest-related funds increased 18% in 2008 and averaged $9.1 billion, primarily reflecting higher levels of noninterest-bearing deposits in both domestic and non-U.S. offices. Stockholders' equity for 2008 averaged $5.1 billion, an increase of $942.0 million, or 23%, from 2007. This rise primarily reflected the retention of earnings and the issuance of senior preferred stock and related warrant to the U.S. Treasury, offset in part by the repurchase of 1.1 million shares of the Corporation's common stock at a total cost of $75.1 million ($66.68 average price per share).

Provision for Credit Losses

The provision for credit losses was $215.0 million in 2009 compared with a $115.0 million provision in 2008 and a $18.0 million provision in 2007. The current year provision reflects the continued weakness in the broader economic environment. For a fuller discussion of the reserve and provision for credit losses for 2009, 2008, and 2007, refer to pages 58 through 59.

Noninterest Expenses

Noninterest expenses for 2009 totaled $2.32 billion, down 20% from $2.89 billion in 2008. On an operating basis, which excludes the impact of the Visa indemnification related adjustments discussed below, noninterest expenses decreased $629.4 million, or 21%. 2008 results were impacted by $536.3 million of client support related charges, including $314.1 million of support provided to cash investment funds under the CSAs. The current year includes a net expense reduction of $109.3 million associated with the final support payments and expiration of the CSA obligations. The components of noninterest expenses and a discussion of significant changes during 2009 and 2008 are provided below.

NONINTEREST EXPENSES

(In Millions)	2009	2008	2007
Compensation	$1,099.7	$1,133.1	$1,038.2
Employee Benefits	242.1	223.4	234.9
Outside Services	424.5	413.8	386.2
Equipment and Software Expense	261.1	241.2	219.3
Occupancy Expense	170.8	166.1	156.5
Visa Indemnification Charges	(17.8)	(76.1)	150.0
Other Operating Expenses	136.3	786.3	245.1
Total Noninterest Expenses	$2,316.7	$2,887.8	$2,430.2

Compensation and Benefits

Compensation costs, the largest component of noninterest expenses, decreased $33.4 million, or 3%, from 2008, reflecting the impact of lower salary expense and performance-based equity compensation, offset partially by higher cash-based incentives. The previous year included a $17.0 million charge in connection with initiatives to reduce staff expense levels. Staff on a full-time equivalent basis averaged 12,300 in 2009, up 5% compared with 11,700 in 2008. The 2009 increase primarily reflected additional staff to support international growth. Staff on a full-time equivalent basis totaled 12,400 at December 31, 2009 compared with 12,200 at December 31, 2008.

Employee benefit costs for 2009 were $242.1 million, up $18.7 million, or 8%, from $223.4 million in 2008. The current year reflects increases in defined benefit and defined contribution plan expenses as well as higher staff levels.

Outside Services

Outside services expense of $424.5 million in 2009 increased 3% from $413.8 million in 2008 due to higher technical services and investment manager sub-advisor expenses. Technical services include expenses for systems and application support; the provision of market and research data; and outsourced check processing and lockbox services, among other services.

Equipment and Software Expense

Equipment and software expense, comprised of depreciation and amortization; rental; and maintenance costs, totaled $261.1 million, up 8% from $241.2 million in 2008. The increase primarily reflects higher levels of computer software depreciation and amortization from continued investments in information technology infrastructure.

Occupancy Expense

Net occupancy expense totaled $170.8 million, up 3% from $166.1 million in 2008, reflecting increased rent expense.

Visa Indemnification Charges

In 2009 and 2008, offsets to Northern Trust's Visa indemnification liability and related charges totaled $17.8 million and $76.1 million, respectively. Northern Trust, as a member bank of Visa U.S.A., and in conjunction with other member banks, is obligated to share in losses resulting from certain indemnified litigation involving Visa. The reductions reflect Northern Trust's proportionate share of funds that Visa deposited into its litigation escrow account in 2009 and 2008. In 2007, Northern Trust recorded charges totaling $150.0 million related to its obligation to share in potential losses from certain indemnified litigation involving Visa. Visa indemnification charges are further discussed in Note 18 to the consolidated financial statements.

Other Operating Expenses

The components of other operating expenses were as follows:

(In Millions)	2009	2008	2007
Business Promotion	$ 66.6	$ 87.8	$ 77.0
FDIC Insurance Premiums	54.1	5.6	1.8
Staff Related	31.3	38.1	35.9
Other Intangibles Amortization	16.2	17.8	20.9
Capital Support Agreements	(109.3)	314.1	–
Securities Lending Client Support	–	167.6	–
Auction Rate Securities Purchase Program	–	54.6	–
Other Expenses	77.4	100.7	109.5
Total Other Operating Expenses	$ 136.3	$786.3	$245.1

Business promotion for the current year declined primarily because of reduced travel costs and advertising expenses. Staff related expenses, which include costs associated with the hiring and training of staff, employee relocation assistance, and other similar employee related expenses, decreased in 2009. This primarily reflected reduced hiring costs, partially offset by increased relocation expenses. The increase in Federal Deposit Insurance Corporation (FDIC) insurance premiums reflects a special assessment of $20.2 million recorded in the second quarter of 2009, as well as higher assessment rates and domestic balances. The current year decrease in the other expenses component of other operating expenses reflects lower charges related to account servicing activities and decreases in other miscellaneous expense categories. The 2008 other expenses component included a $20.1 million currency translation related benefit associated with Lehman Brothers bankruptcy matters.

NONINTEREST EXPENSE – 2008 COMPARED WITH 2007

Noninterest expenses for 2008 totaled $2.89 billion, up 19% from $2.43 billion in 2007. On an operating basis, which excludes the impact of the Visa indemnification related charges in 2008 and 2007, noninterest expenses increased $683.7 million, or 30%. The 2008 results were impacted by the $536.3 million of client support related charges.

Compensation costs, the largest component of noninterest expenses, increased $94.9 million, or 9%, from 2007 and reflected higher staff levels, annual salary increases and the $17.0 million charge to reduce staff expense levels. Partially offsetting the increase was a $36.4 million decrease in performance-based compensation. Staff on a full time equivalent basis averaged 11,700 in 2008, up 14% from 10,300 in 2007. Compensation costs increased in 2008 primarily due to additional staff to support international growth. Staff on a full time equivalent basis totaled 12,200 at December 31, 2008, compared with 10,900 at year-end 2007.

Employee benefit costs for 2008 were $223.4 million, down $11.5 million, or 5%, from $234.9 million in 2007. The 2008 expense reflected lower defined benefit and defined contribution plan expenses, partially offset by higher expenses related to employment taxes and health care costs.

Outside services expense totaled $413.8 million in 2008, up 7% from $386.2 million in 2007. The increase reflected higher expenses for legal fees, and technical, consulting, and other outsourced services.

Equipment and software expense, comprised of depreciation and amortization, rental, and maintenance costs, were $241.2 million, up 10% from $219.3 million in 2007. Higher computer software expense drove the increase.

Net occupancy expense was $166.1 million, up 6% from $156.5 million in 2007. Occupancy expense in 2008 reflected higher levels of operating expense and building maintenance, partially offset by lower levels of rent expense.

A $76.1 million expense reduction was recorded in 2008 as an offset to the $150.0 million Visa indemnification reserve established in the fourth quarter of 2007.

Other operating expenses for 2008 totaled $786.3 million, up from $245.1 million in 2007. Other operating expenses for 2008 included $536.3 million of client support related charges comprised of $314.1 million in connection with support provided to investment vehicles under the CSAs, $167.6 million of support provided to Northern Trust's securities lending clients and $54.6 million related to the establishment of a program to purchase certain illiquid auction rate securities that were purchased by a limited number of Northern Trust clients. Also in 2008 were significantly higher charges related to account servicing activities and legal matters and higher business promotion expense as compared to 2007, partially offset by a $20.1 million currency translation related benefit associated with Lehman Brothers bankruptcy matters.

Provision for Income Taxes

The 2009 income tax provision was $391.0 million, representing an effective rate of 31.2%. This compares with $480.9 million in income tax expense and an effective rate of 37.7% in 2008. The current year includes $17.0 million of income tax benefits relating to the resolution of certain state and structured leasing tax positions taken in prior periods. The current year effective tax rate also reflects a $20.9 million reduction in the tax provision related to certain non-U.S. subsidiaries whose earnings are being indefinitely reinvested, as compared with $47.8 million in 2008. The 2008 provision reflected a $61.3 million charge related to revised estimates regarding the outcome of the Corporation's tax position with respect to certain structured leasing transactions. The prior year effective tax rate was 32.8%, excluding the impact of client support, Visa indemnification, and leasing related charges.

PROVISION FOR INCOME TAXES – 2008 COMPARED WITH 2007

The 2008 provision for income tax expense of $480.9 million represented an effective rate of 37.7%. This compared with $333.9 million in income tax expense and an effective rate of 31.5% in 2007. The 2008 effective rate excluding the impact of client support, Visa indemnification, and leasing related charges was 32.8%. The effective tax rate in 2008 reflected a $47.8 million reduction in the tax provision related to certain non-U.S. subsidiaries whose earnings are being indefinitely reinvested, as compared with an $18.4 million reduction in 2007. The 2007 effective tax rate benefited from a reduction in net deferred tax liabilities resulting from new state tax legislation enacted during 2007.

BUSINESS UNIT REPORTING

Northern Trust, under the leadership of Chairman, President, and Chief Executive Officer Frederick H. Waddell, is organized around its two principal client-focused business units, C&IS and PFS. Investment management services and products are provided to the clients of these business units by NTGI. Operations support is provided to each of the business units by O&T. Mr. Waddell has been identified as the chief operating decision maker, having final authority over resource allocation decisions and performance assessment.

C&IS and PFS results are presented to promote a greater understanding of their financial performance. The information, presented on an internal management-reporting basis, derives from internal accounting systems that support Northern Trust's strategic objectives and management structure. Management has developed accounting systems to allocate revenue and expenses related to each segment. They incorporate processes for allocating assets, liabilities and equity, and the applicable interest income and expense. Equity is allocated based on the proportion of economic capital associated with the business units.

Allocations of capital and certain corporate expenses may not be representative of levels that would be required if the segments were independent entities. The accounting policies used for management reporting are consistent with those described in Note 1 to the consolidated financial statements. Transfers of income and expense items are recorded at cost; there is no consolidated profit or loss on sales or transfers between business units. Northern Trust's presentations are not necessarily consistent with similar information for other financial institutions.

CONSOLIDATED FINANCIAL INFORMATION

(In Millions)	2009	2008	2007
Noninterest Income			
Trust, Investment and Other Servicing Fees	$ 2,083.8	$ 2,134.9	$ 2,077.6
Gain on Visa Share Redemption	–	167.9	–
Other	703.3	896.6	586.0
Net Interest Income (FTE)*	1,040.0	1,128.9	907.9
Revenues (FTE)*	3,827.1	4,328.3	3,571.5
Provision for Credit Losses	215.0	115.0	18.0
Visa Indemnification Charges	(17.8)	(76.1)	150.0
Noninterest Expenses	2,334.5	2,963.9	2,280.2
Income before Income Taxes*	1,295.4	1,325.5	1,123.3
Provision for Income Taxes*	431.2	530.7	396.4
Net Income	864.2	794.8	726.9
Average Assets	$74,314.2	$73,028.5	$60,588.0

** Stated on an FTE basis. The consolidated figures include $40.2 million, $49.8 million, and $62.5 million of FTE adjustment for 2009, 2008, and 2007, respectively.*

Corporate and Institutional Services

The C&IS business unit is a leading global provider of asset servicing, asset management and related services to corporate and public retirement funds, foundations, endowments, fund managers, insurance companies and government funds. C&IS also offers a full range of commercial banking services, placing special emphasis on developing and supporting institutional relationships in two target markets: large and mid-sized corporations and financial institutions. Asset servicing, asset management and related services encompass a full range of state-of-the-art capabilities. These include global master trust and custody, trade settlement, and reporting; fund administration; cash management; investment risk and performance analytical services; and investment operations outsourcing. Client relationships are managed through the Bank and the Bank's and the Corporation's subsidiaries, including support from international locations in North America, Europe, the Asia-Pacific region and the Middle East. Asset servicing relationships managed by C&IS often include investment management, securities lending, transition management and commission recapture services provided through the NTGI business unit. C&IS also provides related foreign exchange services in the U.S., U.K. and Singapore.

The following table summarizes the results of operations of C&IS for the years ended December 31, 2009, 2008, and 2007 on a management-reporting basis.

CORPORATE AND INSTITUTIONAL SERVICES RESULTS OF OPERATIONS

(In Millions)	2009	2008	2007
Noninterest Income			
Trust, Investment and Other Servicing Fees	$ 1,236.8	$ 1,225.9	$ 1,179.8
Other	571.3	804.6	462.8
Net Interest Income (FTE)	416.0	571.1	423.2
Revenues (FTE)	2,224.1	2,601.6	2,065.8
Provision for Credit Losses	30.7	25.2	4.5
Noninterest Expenses	1,200.6	1,779.5	1,224.3
Income before Income Taxes	992.8	796.9	837.0
Provision for Income Taxes	350.8	308.2	311.0
Net Income	$ 642.0	$ 488.7	$ 526.0
Percentage of Consolidated Net Income	74%	61%	72%
Average Assets	$38,117.1	$49,490.4	$41,510.2

C&IS net income increased 31% in 2009 to $642.0 million from $488.7 million in 2008, which had decreased 7% from $526.0 million in 2007. The rise in 2009 primarily reflects reduced noninterest expenses, increased securities lending revenue, and new business, partially offset by reduced foreign exchange trading income and net interest income. The net income decrease in 2008 as compared to 2007 resulted primarily from client support related charges of $454.9 million, partially offset by record foreign exchange trading results, record net interest income, and a record level of trust, investment and other servicing fees.

C&IS Trust, Investment and Other Servicing Fees

C&IS trust, investment and other servicing fees are attributable to four general product types: Custody and Fund Administration, Investment Management, Securities Lending, and Other Services. Custody and fund administration fees are driven primarily by asset values, transaction volumes and number of accounts. For custody fees related to asset values, most are priced based on values at the beginning of each quarter; however, some are based on quarter-end values. The fund administration fees that are asset value related are priced using average daily balances. Investment management fees are based primarily on market values throughout a period.

Securities lending revenue is affected by market values, the demand for securities to be lent, which drives volumes, and the interest rate spread earned on the investment of cash deposited by investment firms as collateral for securities they have borrowed. Securities lending fees also include Northern Trust's share of unrealized gains and losses on one mark-to-market investment fund used in securities lending activities. The other services fee category in C&IS includes such products as benefit payment, performance analysis, electronic delivery, and other services. Revenues from these products are based generally on the volume of services provided or a fixed fee.

Trust, investment and other servicing fees in C&IS increased 1% in 2009 to $1.24 billion from $1.23 billion in 2008. Provided below are the components of trust, investment and other servicing fees and a breakdown of assets under custody and under management.

**CORPORATE AND INSTITUTIONAL SERVICES
TRUST, INVESTMENT AND OTHER SERVICING FEES**

(In Millions)	2009	2008	2007
Custody and Fund Administration	$ 583.0	$ 661.6	$ 615.2
Investment Management	247.1	277.4	290.6
Securities Lending	336.7	221.4	207.1
Other Services	70.0	65.5	66.9
Total Trust, Investment and Other Servicing Fees	$1,236.8	$1,225.9	$1,179.8

2009 C&IS FEES


Other Services (6%)
Securities Lending (27%)
Custody and Fund Administration (47%)
Investment Management (20%)

**CORPORATE AND INSTITUTIONAL SERVICES
ASSETS UNDER CUSTODY**

	DECEMBER 31		
(In Billions)	2009	2008	2007
North America	$1,861.9	$1,661.1	$2,166.1
Europe, Middle East, and Africa	1,085.9	801.7	1,139.3
Asia-Pacific Region	263.6	146.2	228.0
Securities Lending	114.5	110.2	269.5
Total Assets Under Custody	$3,325.9	$2,719.2	$3,802.9

2009 C&IS ASSETS UNDER CUSTODY


Securities Lending (3%)
Europe, Middle East, and Africa (33%)
North America (56%)
Asia-Pacific Region (8%)

**CORPORATE AND INSTITUTIONAL SERVICES
ASSETS UNDER MANAGEMENT**

	DECEMBER 31		
(In Billions)	2009	2008	2007
North America	$ 257.6	$ 232.3	$ 281.3
Europe, Middle East, and Africa	63.5	52.8	35.1
Asia-Pacific Region	46.4	31.1	23.0
Securities Lending	114.5	110.2	269.5
Total Assets Under Management	$ 482.0	$ 426.4	$ 608.9

2009 C&IS ASSETS UNDER MANAGEMENT


Securities Lending (24%)
North America (53%)
Europe, Middle East, and Africa (13%)
Asia-Pacific Region (10%)

Custody and fund administration fees, the largest component of trust, investment and other servicing fees, decreased 12% to $583.0 million in 2009. This compares with $661.6 million a year ago, primarily reflecting lower fund administration and global custody fee revenues. Fees from investment management totaled $247.1 million, down from $277.4 million in the year-ago period. The 11% decrease primarily reflects lower market valuations during the majority of the year. Securities lending revenue increased 52% to $336.7 million compared with $221.4 million in 2008. The increase was due to a recovery of previously recorded unrealized asset valuation losses of approximately $204 million that related to a mark-to-market investment fund used in our securities lending activities. This compares to unrealized asset valuation losses of approximately $213 million in 2008. Excluding the impact of the unrealized asset valuation losses, securities lending fees decreased by approximately $302 million, reflecting significantly lower spreads on the investment of cash collateral and reduced average volumes.

C&IS assets under custody were $3.3 trillion at December 31, 2009, 22% higher than $2.7 trillion at December 31, 2008. Managed assets totaled $482.0 billion and $426.4 billion, at December 31, 2009 and 2008, respectively, and as of the current year end were invested 45% in equity securities, 14% in fixed income securities and 41% in cash and other assets. Cash and other assets deposited by investment firms as collateral for securities borrowed from custody clients are managed by Northern Trust and are included in assets under custody and under management. This collateral totaled $114.5 billion and $110.2 billion at December 31, 2009 and 2008, respectively.

C&IS Other Noninterest Income

Other noninterest income for 2009 decreased $233.3 million, or 29%, to $571.3 million from $804.6 million in 2008. The decrease primarily reflects a $167.2 million, or 28%, decrease in foreign exchange trading income from 2008's record levels due to significantly reduced currency volatility and client volumes as compared to 2008. The decrease also reflects the impact of mark-to-market adjustments on credit default swap contracts, which totaled a loss of $4.6 million in 2009 as compared to a gain of $35.4 million in 2008, and the impact of non-trading foreign exchange, which totaled a loss of $1.4 million in 2009 as compared to a gain of $36.1 million recorded in 2008. Other 2008 noninterest income increased 74% from 2007, primarily due to a 76% increase in foreign exchange trading income. The increase in 2008 from 2007 also reflects the $35.4 million and $36.1 million of credit default swap valuation and non-trading foreign exchange gains, respectively, recorded in 2008. This compares to gains of $4.8 million and $2.1 million, respectively, recorded in 2007, as well as higher levels of custody related deposit revenue and commercial loan-related commitment fee revenue.

C&IS Net Interest Income

Net interest income decreased $155.1 million, or 27%, in 2009, reflecting the significant reduction in the net interest margin as a result of the low interest rate environment and an $11.7 billion or 26% decrease in average earning assets, primarily short-term money market assets. The net interest margin was 1.25% in 2009 and 1.27% in 2008. The prior year net interest margin was impacted by leasing related adjustments that reduced net interest income by $38.9 million. The decline in the net interest margin is attributed to the significant decline in yields on short-term assets and the diminished value of noninterest-related funding sources that resulted from the extended period of low interest rates in 2009. The 35% increase in net interest income for 2008 from 2007 reflected an $8.9 billion, or 25%, increase in average earning assets, primarily short-term money market assets and loans.

C&IS Provision for Credit Losses

The provision for credit losses was $30.7 million for 2009, compared with $25.2 million in 2008, and $4.5 million in 2007. The increase in the provision for credit losses in 2009 reflects the continued weakness in the broader economic environment. The provision for credit losses in 2008 reflected growth in the commercial loan portfolio and weakness in the broader economic environment.

C&IS Noninterest Expenses

C&IS noninterest expenses in 2009 decreased $578.9 million, or 33%, from 2008. Noninterest expenses in 2008 included $454.9 million of client support related charges, including $289.0 million in connection with the support provided under the CSAs. The current year includes a net expense reduction of $100.6 million associated with the final support payments and expiration of the CSA obligations. Excluding client support related charges, noninterest expenses for 2009 decreased by $23.2 million, or 2%, compared to 2008, reflecting lower staff related, outside services, business promotion expenses, and other operating expenses, partially offset by indirect expense allocations for product and operating support. The growth in noninterest expenses for 2008 as compared to 2007 reflected the 2008 client support related charges and the impact of higher staff levels, annual salary increases, and other staff related charges. Also affecting noninterest expenses were higher expenses related to account servicing activities, partially offset by a decrease in performance-based compensation and lower expenses for technical and global subcustody services.

Personal Financial Services

The PFS business unit provides personal trust, investment management, custody, and philanthropic services; financial consulting; guardianship and estate administration; brokerage services; and private and business banking. PFS primarily focuses on high net worth individuals and families, business owners, executives, professionals, retirees, and established privately-held businesses in its target markets. PFS also includes the Wealth Management Group, which provides customized products and services to meet the complex financial needs of individuals and family offices in the United States and throughout the world with assets typically exceeding $200 million. PFS services are delivered through a network of 79 offices in 18 U.S. states as well as offices in London and Guernsey.

The following table summarizes the results of operations of PFS for the years ended December 31, 2009, 2008, and 2007 on a management-reporting basis.

**PERSONAL FINANCIAL SERVICES
RESULTS OF OPERATIONS**

(In Millions)	2009	2008	2007
Noninterest Income			
Trust, Investment and Other Servicing Fees	$ 847.0	$ 909.0	$ 897.8
Other	138.7	132.6	99.4
Net Interest Income (FTE)	538.1	542.7	518.9
Revenues (FTE)	1,523.8	1,584.3	1,516.1
Provision for Credit Losses	184.3	89.8	13.5
Noninterest Expenses	1,044.6	1,087.9	943.5
Income before Income Taxes	$ 294.9	$ 406.6	$ 559.1
Provision for Income Taxes	112.4	156.1	216.7
Net Income	$ 182.5	$ 250.5	$ 342.4
Percentage of Consolidated Net Income	21%	32%	47%
Average Assets	$24,534.8	$22,868.7	$18,888.6

PFS revenues in 2009 decreased 4% to $1.52 billion from 2008 results of $1.58 billion primarily reflecting a $62.0 million, or 7%, reduction in trust, investment and other servicing fees, and a 1% decrease in net interest income. PFS net income was $182.5 million in 2009, a decrease of $68.0 million, or 27%, from 2008, which was also down 27% from 2007 net income. The 2009 decline primarily reflected a $94.5 million increase in the provision for credit losses and the decline in trust, investment and other servicing fees, partially offset by a reduction in noninterest expenses. Net income in 2008 included $81.4 million of client support related charges, and a $76.3 million increase in the provision for credit losses, partially offset by higher net interest income and record levels of trust, investment and other servicing fees as compared to 2007.

PFS Trust, Investment and Other Servicing Fees

Provided below is a summary of trust, investment and other servicing fees and assets under custody and under management.

**PERSONAL FINANCIAL SERVICES
TRUST, INVESTMENT AND OTHER SERVICING FEES**

(In Millions)	2009	2008	2007
Illinois	$289.6	$301.6	$302.5
Florida	187.0	205.5	207.3
California	78.7	90.7	92.2
Arizona	41.9	47.8	47.9
Texas	33.5	37.9	36.0
Other	80.5	83.1	78.3
Wealth Management	135.8	142.4	133.6
Total Trust, Investment and Other Servicing Fees	$847.0	$909.0	$897.8

2009 PFS FEES


All Other (28%)
Illinois (34%)
Wealth Management (16%)
Florida (22%)

**PERSONAL FINANCIAL SERVICES
ASSETS UNDER CUSTODY**

	DECEMBER 31		
(In Billions)	2009	2008	2007
Illinois	$ 49.7	$ 46.6	$ 54.2
Florida	32.5	28.6	34.7
California	15.1	14.3	17.4
Arizona	6.2	5.7	7.3
Texas	6.8	6.1	6.6
Other	24.8	18.6	17.1
Wealth Management	196.0	168.4	195.0
Total Assets Under Custody	$331.1	$288.3	$332.3

2009 PFS ASSETS UNDER CUSTODY


All Other (16%)
Florida (10%)
Illinois (15%)
Wealth Management (59%)

**PERSONAL FINANCIAL SERVICES
ASSETS UNDER MANAGEMENT**

	DECEMBER 31		
(In Billions)	2009	2008	2007
Illinois	$ 38.7	$ 35.7	$ 41.3
Florida	26.0	23.3	27.9
California	11.2	10.2	12.0
Arizona	4.8	4.5	5.6
Texas	5.0	4.5	4.7
Other	28.1	25.2	26.9
Wealth Management	31.4	29.0	29.9
Total Assets Under Management	$145.2	$132.4	$148.3

2009 PFS ASSETS UNDER MANAGEMENT


Illinois (27%)
Florida (18%)
All Other (33%)
Wealth Management (22%)

Fees in the majority of locations in which PFS operates and all mutual fund-related revenue are calculated based on market values. PFS trust, investment and other servicing fees were $847.0 million for the year, down 7% from $909.0 million in 2008, which in turn was up 1% from $897.8 million in 2007. The current year performance was impacted by lower market valuations during the majority of 2009 and $23.9 million of waived fees in money market funds due to the low level of short-term interest rates, partially offset by new business. The 2008 performance was aided by strong new business, offset in part by lower equity markets when compared with 2007.

At December 31, 2009, assets under custody in PFS were $331.1 billion, compared with $288.3 billion at December 31, 2008. Included in assets under custody are those for which Northern Trust has management responsibility. Managed assets were $145.2 billion at December 31, 2009, 10% higher than the previous year end, and were invested 35% in equity securities, 33% in fixed income securities and 32% in cash and other assets.

PFS Other Income

Other noninterest income for 2009 totaled $138.7 million compared with $132.6 million last year. The increase was primarily driven by growth in treasury management fees and in banking services and commercial loan-related commitment fee revenue. Other noninterest income for 2008 increased 33% from 2007, driven by higher security commissions and trading income and growth in commercial loan-related commitment revenue and treasury management fees.

PFS Net Interest Income

Net interest income of $538.1 million in 2009 was 1% lower than the previous year. Average loan volume was lower by $1.4 billion or 6%, while the net interest margin decreased to 2.23% from 2.43% in 2008. The decline in the net interest margin reflects the significant decrease in yields on short-term assets and the diminished value of noninterest-related funding sources resulting from the extended period of low interest rates in 2009. Net interest income for 2008 of $542.7 million was 5% higher than for 2007. Average loan volume grew $3.6 billion, or 20%, while the net interest margin decreased to 2.43% from 2.84% in 2007. The net interest margin in 2008 reflected reduced asset yields as compared to the related total funding sources, and the impact of changes to management accounting system methodologies relating to the application of funds transfer pricing and the allocation of capital.

PFS Provision for Credit Losses

The provision for credit losses was $184.3 million for 2009, compared with $89.8 million in 2008, and $13.5 million in 2007. The increase from 2008 reflects the continued weakness in the broader economic environment. The provision for credit losses in 2008 reflected growth in the commercial loan portfolio and weakness in the broader economic environment. For a fuller discussion of the reserve and provision for credit losses refer to pages 58 through 59.

PFS Noninterest Expenses

Noninterest expenses of PFS decreased $43.3 million, or 4%, in 2009 to $1.04 billion. In the previous year, noninterest expenses included $54.6 million of client support related charges in connection with the auction rate securities purchase program and $26.8 million in connection with other client support related charges, including the support provided under the CSAs. The current year includes a net expense reduction totaling $8.7 million associated with the final support payments and expiration of the CSA obligations. Excluding the impact of client support related charges, noninterest expenses for 2009 increased by $46.6 million, or 5%, compared to 2008, reflecting increased indirect expense allocations for product and operating support and increased FDIC insurance premiums, salaries and benefits expense, partially offset by lower business promotion and advertising expense. Noninterest expenses in 2008 increased 15% to $1.09 billion, compared to $943.5 million in 2007. The increase reflected the $81.4 million of client support related charges, annual salary increases, higher charges related to account servicing activities and legal matters, and fees for legal services, partially offset by lower performance-based compensation, occupancy costs, and lower business promotion and advertising.

Northern Trust Global Investments

Through various subsidiaries of the Corporation, NTGI provides a broad range of investment management and related services and other products to U.S. and non-U.S. clients, including clients of C&IS and PFS. Clients include institutional and individual separately managed accounts, bank common and collective funds, registered investment companies, non-U.S. collective investment funds, and unregistered private investment funds. NTGI offers both active and passive equity and fixed income portfolio management, as well as alternative asset classes (such as private equity and hedge funds of funds) and multi-manager products and services. NTGI's activities also include brokerage, securities lending, transition management, and related services. Its business operates internationally and its revenue and expenses are fully allocated to C&IS and PFS.

At year-end 2009, Northern Trust managed $627.2 billion in assets for personal and institutional clients compared with $558.8 billion at year-end 2008. The increase in assets reflects improved equity markets in the latter part of 2009 and new business.

NORTHERN TRUST GLOBAL INVESTMENTS
$627.2 BILLION ASSETS UNDER MANAGEMENT


Short Duration (37%)
Other (3%)
Fixed Income (18%)
Equities (42%)

ASSET CLASSES


Personal (23%)
Institutional (77%)

CLIENT SEGMENTS


Active (50%)
Quantitative (45%)
Manager of Managers (5%)

MANAGEMENT STYLES

Operations and Technology

The O&T business unit supports all Northern Trust business activities, including the processing and product management activities of C&IS, PFS and NTGI. These activities are conducted principally in the operations and technology centers in Chicago, London, and Bangalore and fund administration centers in Ireland.

Corporate Financial Management Group

The Corporate Financial Management Group includes the Chief Financial Officer, Controller, Treasurer, Corporate Development, Investor Relations, and Procurement functions. The Group is responsible for Northern Trust's accounting and financial infrastructure and for managing the Corporation's financial position.

Corporate Risk Management Group

The Corporate Risk Management Group includes the Credit Policy and other Corporate Risk Management functions. The Credit Policy function is described in the "Risk Management – Loans and Other Extensions of Credit" section. The Corporate Risk Management Group monitors, measures, and facilitates the management of risks across the businesses of the Corporation and its subsidiaries.

Treasury and Other

Treasury and Other includes income and expense associated with the wholesale funding activities and the investment portfolios of the Corporation and the Bank. Treasury and Other also includes certain corporate-based expenses, executive level compensation and nonrecurring items not allocated to the business units.

The following table summarizes the results of operations of Treasury and Other for the years ended December 31, 2009, 2008, and 2007 on a management-reporting basis.

TREASURY AND OTHER RESULTS OF OPERATIONS

(In Millions)	2009	2008	2007
Gain on Visa Share Redemption	$ –	$167.9	$ –
Other Noninterest Income	(6.7)	(40.6)	23.8
Net Interest Income (Expense) (FTE)	85.9	15.1	(34.2)
Revenues (FTE)	79.2	142.4	(10.4)
Visa Indemnification Charges	(17.8)	(76.1)	150.0
Noninterest Expenses	89.3	96.5	112.4
Income (Loss) before Income Taxes	7.7	122.0	(272.8)
Provision (Benefit) for Income Taxes	(32.0)	66.4	(131.3)
Net Income	$ 39.7	$ 55.6	$(141.5)
Percentage of Consolidated Net Income (Loss)	5%	7%	(19)%
Average Assets	$11,662.3	$669.4	$ 189.2

Treasury and Other other noninterest income was a negative $6.7 million compared with negative $40.6 million in the prior year. Other noninterest income was impacted by losses of $26.7 million and $61.3 million recognized in 2009 and 2008, respectively, from the write-down of residential mortgage-backed securities determined to be other-than-temporarily impaired. Net interest income for 2009 was $85.9 million, as compared with $15.1 million in 2008 and a negative $34.2 million in 2007. The increased net interest income in 2009 reflects the benefit of a significant increase in average asset levels, partially offset by the low interest rate environment. The increase in average assets reflects higher levels of short-term securities and deposits with the Federal Reserve Bank. Noninterest expenses were $89.3 million for 2009 compared with $96.5 million in the prior year. Contributing to the current year decrease are lower performance-based compensation and salaries. Expenses in 2008 decreased compared with 2007 due to lower performance-based compensation, partially offset by higher staff levels, higher levels of consulting and other professional service fees, and increases in software related expense. The tax benefit in 2009 primarily reflects the favorable resolution of certain state tax positions taken in prior years and other federal and state tax matters not allocated to the business units for management reporting purposes.

CRITICAL ACCOUNTING ESTIMATES

The use of estimates and assumptions is required in the preparation of financial statements in conformity with GAAP and actual results could differ from those estimates. The Securities and Exchange Commission has issued guidance relating to the disclosure of critical accounting estimates. Critical accounting estimates are those that require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Changes that may be required in the underlying assumptions or estimates in these areas could have a material impact on Northern Trust's future financial condition and results of operations.

For Northern Trust, accounting estimates that are viewed as critical are those relating to reserving for credit losses, pension plan accounting, other-than-temporary impairment of investment securities, and accounting for structured leasing transactions. Management has discussed the development and selection of each critical accounting estimate with the Audit Committee of the Board of Directors.

Reserve for Credit Losses

The reserve for credit losses represents management's estimate of probable losses that have occurred as of the date of the financial statements. The loan and lease portfolio and other credit exposures are regularly reviewed to evaluate the adequacy of the reserve for credit losses. In determining the level of the reserve, Northern Trust evaluates the adequacy of the reserve related to performing loans and lending-related commitments as well as loans and lending-related commitments that are deemed impaired.

The quarterly analysis of specific and inherent loss components and the control process maintained by Credit Policy and the lending staff, as described in the "Risk Management – Loans and Other Extensions of Credit" section, are the principal methods relied upon by management for the timely identification of, and adjustment for, changes in estimated credit loss levels. In addition to Northern Trust's own experience, management also considers the experience of peer institutions and regulatory guidance. Control processes and analyses employed to evaluate the adequacy of the reserve for credit losses are reviewed on at least an annual basis and modified as considered appropriate.

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve. Subsequent recoveries, if any, are credited to the reserve. The provision for credit losses, which is charged to income, is the amount necessary to adjust the reserve to the level determined through the above process. Actual losses may vary from current estimates and the amount of the provision may be either greater than or less than actual net charge-offs.

Management's estimates utilized in establishing an adequate reserve for credit losses are not dependent on any single assumption. Management evaluates numerous variables, many of which are interrelated or dependent on other assumptions and estimates, in determining reserve adequacy. Due to the inherent imprecision in accounting estimates, other estimates or assumptions could reasonably have been used in the current period and changes in estimates are reasonably likely to occur from period to period. However, management believes that the established reserve for credit losses appropriately addresses these uncertainties and is adequate to cover probable losses which have occurred as of the date of the financial statements.

The reserve for credit losses consists of the following components:

Specific Reserve: The amount of specific reserves is determined through an individual evaluation of loans and lending-related commitments considered impaired that is based on expected future cash flows, the value of collateral, and other factors that may impact the borrower's ability to pay.

Inherent Reserve: The amount of inherent loss reserves is based primarily on reserve factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio. Reserve factors are applied to loan and lease credit exposures aggregated by shared risk characteristics and are reviewed quarterly by Northern Trust's Loan Loss Reserve Committees which include representatives from Credit Policy, business unit management, and Corporate Financial Management.

Pension Plan Accounting

As summarized in Note 20 to the consolidated financial statements, Northern Trust maintains a noncontributory defined benefit pension plan covering substantially all U.S. employees (the Qualified Plan) and a noncontributory supplemental pension plan (the Nonqualified Plan). Certain European-based employees also participate in local defined benefit pension plans that have been closed to new employees in prior years. Measuring cost and reporting liabilities resulting from defined benefit pension plans requires the use of several assumptions regarding future interest rates, asset returns, compensation increases and other actuarial-based projections relating to the plans. Due to the long-term nature of this obligation and the estimates that are required to be made, the assumptions used in determining the periodic pension expense and the projected pension obligation are closely monitored and annually reviewed for adjustments that may be required. The Financial Accounting Standards Board's (FASB) pension accounting guidance requires that differences between the estimates and actual experience be recognized as other comprehensive income in the period in which they occur. The differences are amortized into net periodic pension expense from accumulated other comprehensive income over the future working lifetime of eligible participants. As a result, differences between the estimates made in the calculation of periodic pension expense and the projected pension obligation and actual experience affect stockholders' equity in the period in which they occur but continue to be recognized as expense systematically and gradually over subsequent periods.

Northern Trust recognizes the significant impact that these pension-related assumptions have on the determination of the pension obligations and related expense and has established procedures for monitoring and setting these assumptions each year. These procedures include an annual review of actual demographic and investment experience with the pension plan's actuaries. In addition to actual experience, adjustments to these assumptions consider observable yields on fixed income securities, known compensation trends and policies, as well as economic conditions and investment strategies that may impact the estimated long-term rate of return on plan assets.

In determining the pension expense for the U.S. plans in 2009, Northern Trust utilized a discount rate of 6.25% for both the Qualified Plan and the Nonqualified Plan. The rate of increase in the compensation level is based on a sliding scale that averaged 4.02%. The expected long-term rate of return on Qualified Plan assets was 8.00%.

In evaluating possible revisions to pension-related assumptions for the U.S. plans as of Northern Trust's December 31, 2009 measurement date, the following events were considered:

Discount Rate: Northern Trust estimates the discount rate for its U.S. pension plans using the weighted average of market-observed yields for high quality fixed income securities with maturities that closely match the duration of the plans' liabilities. The yield curve models referenced by Northern Trust in establishing the discount rate supported a rate between 5.98% and 6.18%, with an average decrease of 26 basis points over the prior year. As such, Northern Trust decreased the discount rate for the Qualified and Nonqualified plans from 6.25% for December 31, 2008 to 6.00% for December 31, 2009.

Compensation Level: As long-term compensation policies remained consistent with prior years, no changes were made to the compensation scale assumption since its 2007 revision based on a review of actual salary experience of eligible employees.

Rate of Return on Plan Assets: The expected return on plan assets is based on an estimate of the long-term rate of return on plan assets, which is determined using a building block approach that considers the current asset mix and estimates of return by asset class based on historical experience, giving proper consideration to diversification and rebalancing. Current market factors such as inflation and interest rates are also evaluated before long-term capital market assumptions are determined. Peer data and historical returns are reviewed to check for reasonability and appropriateness. As a result of these analyses, Northern Trust's rate of return assumption was maintained at 8.00% for 2009.

Mortality Table: Northern Trust uses the mortality table proposed by the U.S. Treasury for use in accordance with the provisions of the Pension Protection Act of 2006 (PPA) for both pre- and post-retirement mortality assumptions. This table is based on the RP2000 mortality table with projections of expected future mortality.

In order to illustrate the sensitivity of these assumptions on the expected periodic pension expense in 2010 and the projected benefit obligation, the following table is presented to show the effect of increasing or decreasing each of these assumptions by 25 basis points.

(In Millions)	25 BASIS POINT INCREASE	25 BASIS POINT DECREASE
Increase (Decrease) in 2010 Pension Expense		
Discount Rate Change	(4.5)	4.7
Compensation Level Change	2.3	(2.2)
Rate of Return on Asset Change	(2.3)	2.3
Increase (Decrease) in Projected Benefit Obligation		
Discount Rate Change	(28.1)	29.7
Compensation Level Change	9.6	(9.3)

Pension Contributions: The deduction limits specified by the Internal Revenue Code for contributions made by sponsors of defined benefit pension plans are based on a "Target Liability" under the provisions of the PPA. No contributions were made to the Qualified Plan in 2007. Northern Trust contributed $110.0 million to the Qualified Plan in 2008 and $175.0 million in 2009. Another contribution of $20.0 million was made in January 2010. The investment return on these contributions decreases the U.S. pension expense. This benefit will be partially offset by the related forgone interest earnings on the funds contributed. The minimum required contribution is expected to be zero in 2010 and for several years thereafter. The maximum deductible contribution is estimated at $24.0 million in 2010.

As a result of the pension-related assumptions currently utilized, the contributions to the Qualified Plan, and other actuarial experiences of the qualified and nonqualified plans, the estimated U.S. pension expense is expected to increase by approximately $6.8 million in 2010 from the 2009 expense of $30.5 million.

Other-Than-Temporary Impairment of Investment Securities

Under GAAP, companies are required to perform periodic reviews of securities with unrealized losses to determine whether the declines in value are considered other-than-temporary (OTTI). For available-for-sale and held-to-maturity securities that management has no intent to sell, and believes that it is more-likely-than-not will not be required to sell, prior to recovery, the consolidated statement of income reflects only the credit loss component of the impairment, while the remainder of the fair value loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected using the Corporation's cash flow projections. For debt securities that Northern Trust intends to sell, or would more-likely-than-not be required to sell, before the expected recovery of the amortized cost basis, the full impairment (that is, the difference between the security's amortized cost basis and fair value) is recognized in earnings. The application of significant judgment is required in determining the assumptions used in calculating the credit loss component of this analysis. Assumptions used in this process are inherently subject to change in future periods. Different judgments or subsequent changes in estimates could result in materially different impairment loss recognition. The current economic and financial market conditions have negatively affected the liquidity and pricing of investment securities generally and asset-backed securities in particular, and have resulted in an increase in the likelihood and severity of other-than-temporary impairment charges.

Northern Trust conducts security impairment reviews quarterly to evaluate those securities within its investment portfolio that have indications of possible OTTI. A determination as to whether a security's decline in market value is other-than-temporary takes into consideration numerous factors and the relative significance of any single factor can vary by security. Factors considered in determining whether impairment is other-than-temporary include, but are not limited to, the length of time which the security has been impaired; the severity of the impairment; the cause of the impairment; the financial condition and near-term prospects of the issuer; activity in the market of the issuer which may indicate adverse credit conditions; and Northern Trust's ability and intent not to sell, and the likelihood that it will not be required to sell, the security for a period of time sufficient to allow for any expected recovery in its value. The Corporate Asset and Liability Policy Committee reviews the results of impairment analyses and concludes on whether OTTI exists.

Impairment reviews conducted in 2009 and 2008 identified fourteen and six residential mortgage-backed securities, respectively, determined to be other-than-temporarily impaired and losses totaling $26.7 million and $61.3 million, respectively, were recognized in connection with the write-down of the securities. The remaining securities with unrealized losses within Northern Trust's portfolio as of December 31, 2009 and 2008 were not considered to be other-than-temporarily impaired. However, due to market and economic conditions, additional OTTI may occur in future periods. Unrealized losses on available-for-sale securities as of December 31, 2009 and 2008 were $159.7 million and $387.9 million, respectively.

Accounting for Structured Leasing Transactions

Through its leasing subsidiary, Norlease, Inc., Northern Trust acts as a lessor in leveraged lease transactions primarily for transportation equipment, including commercial aircraft and railroad equipment. Northern Trust's net investment in leveraged leases is reported at the aggregate of lease payments receivable and estimated residual values, net of non-recourse debt and unearned income. Unearned income is required to be recognized in interest income in a manner that yields a level rate of return on the net investment. Determining the net investment in a leveraged lease and the interest income to be recognized requires management to make assumptions regarding the amount and timing of cash flows, estimates of residual values, and the impact of income tax regulations and rates. Changes in these assumptions in future periods could affect asset balances and related interest income.

Northern Trust has entered into certain leveraged leasing transactions commonly referred to as Lease-In/Lease-Out (LILO) and Sale-In/Sale-Out (SILO) transactions. As part of its audit of federal tax returns filed from 1997-2004, the Internal Revenue Service (IRS) challenged the Corporation's tax position with respect to certain structured leasing transactions and proposed to disallow certain tax deductions and assess related interest and penalties. During the first quarter of 2009, Northern Trust sold certain of the structured leases challenged by the IRS. In the third quarter of 2009, Northern Trust reached a settlement agreement with the IRS with respect to certain of the remaining transactions. The Corporation anticipates that the IRS will continue to disallow deductions relating to the remaining challenged leases and possibly include other lease transactions with similar characteristics as part of its audit of tax returns filed after 2004. The Corporation believes that these remaining transactions are valid leases for U.S. tax purposes and that its tax treatment of these transactions is appropriate based on its interpretation of the tax regulations and legal precedents; a court or other judicial authority, however, could disagree. Accordingly, management's estimates of future cash flows related to leveraged leasing transactions include assumptions about the eventual resolution of this matter, including the timing and amount of any potential payments. Due to the nature of this tax matter, it is difficult to estimate future cash flows with precision.

In accordance with an accounting standard adopted in 2007, GAAP requires a reallocation of lease income from the inception of a leveraged lease if during its term the expected timing of lease related income tax deductions is revised. Based on estimates relating to the eventual resolution of the leveraged leasing tax matter with the IRS, including the timing and amount of potential payments, Northern Trust's stockholders' equity was reduced by $73.4 million upon adoption of the accounting standard as of January 1, 2007. The impacts of revisions to management's assumptions after January 1, 2007 were recorded through earnings in the period in which the assumptions changed. For the year ended December 31, 2008, revised cash flow estimates regarding the timing of leveraged lease income tax deductions reduced interest income by $38.9 million and increased the provision for income taxes, inclusive of interest and penalties, by $61.3 million. For the year ended December 31, 2009, revised cash flow estimates regarding the timing and amount of leveraged lease income tax deductions increased interest income by $1.1 million and increased the provision for income taxes, inclusive of interest and penalties, by $1.5 million. Management does not believe that subsequent changes that may be required in these assumptions would have a material effect on the consolidated financial position or liquidity of Northern Trust, although they could have a material effect on operating results for a particular period.

FAIR VALUE MEASUREMENTS

The preparation of financial statements in conformity with GAAP requires certain assets and liabilities to be reported at fair value. As of December 31, 2009, approximately 23% of Northern Trust's consolidated total assets and approximately 2% of its total liabilities were carried on the balance sheet at fair value. As discussed more fully in Note 29 to the consolidated financial statements, GAAP requires entities to categorize financial assets and liabilities carried at fair value according to a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted, active market prices for identical assets and liabilities (Level 1) and the lowest priority to valuation techniques that require significant management judgment because one or more of the significant inputs are unobservable in the market place (Level 3). Less than one percent of Northern Trust's assets and liabilities carried at fair value are classified as Level 1 as Northern Trust typically does not hold equity securities or other instruments that would be actively traded on an exchange.

Approximately 97% of Northern Trust's assets and 91% of its liabilities carried at fair value are categorized as Level 2, as they are valued using models in which all significant inputs are observable in active markets. Investment securities classified as available for sale make up 93% of Level 2 assets with the remaining 7% primarily consisting of derivative financial instruments. Level 2 liabilities consist of derivative financial instruments.

Investment securities are principally valued by third party pricing vendors. Northern Trust has a well established process to validate all prices received from pricing vendors. Prices are compared to separate independent sources such as non-binding broker quotes and other vendor price feeds to ensure the fair value determination is consistent with GAAP and to ensure the proper classification of assets and liabilities in the fair value hierarchy.

As of December 31, 2009, all derivative assets and liabilities were classified in Level 2 and in excess of 97%, measured on a notional value basis, related to client-related and trading activities, predominantly consisting of foreign exchange contracts. Derivative instruments are valued internally using widely accepted models that incorporate inputs readily observable in actively quoted markets and do not require significant management judgment. Northern Trust evaluated the impact of counterparty credit risk and its own credit risk on the valuation of derivative instruments. Factors considered included the likelihood of default by us and our counterparties, the remaining maturities of the instruments, our net exposures after giving effect to master netting agreements, available collateral, and other credit enhancements in determining the appropriate fair value of our derivative instruments. The resulting valuation adjustments are not considered material.

As of December 31, 2009, the fair value of Northern Trust's Level 3 assets and liabilities were $427.7 million and $94.4 million, respectively, and represented approximately 2% of assets and 8% of liabilities carried at fair value, respectively. Level 3 assets consist of auction rate securities purchased from Northern Trust clients. The lack of activity in the auction rate security market has resulted in a lack of observable market inputs to use in determining fair value. Therefore, Northern Trust incorporated its own assumptions about future cash flows and the appropriate discount rate adjusted for credit and liquidity factors. In developing these assumptions, Northern Trust incorporated the contractual terms of the securities, the type of collateral, any credit enhancements available, and relevant market data, where available. As of December 31, 2009, Level 3 liabilities include financial guarantees relating to standby letters of credit and a net estimated liability for Visa related indemnifications. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments. The fair value of the net estimated liability for Visa related indemnifications is based on available market data and significant management judgment. Prior to December 31, 2009, Level 3 liabilities principally included CSAs with certain investment funds and investment asset pools for which Northern Trust acts as investment advisor. These agreements, all of which expired in 2009 in connection with the final settlement of covered securities, were valued using an option pricing model that included prices for securities not actively traded in the marketplace as a significant input.

While Northern Trust believes its valuation methods for its assets and liabilities carried at fair value are appropriate and consistent with other market participants, the use of different methodologies or assumptions, particularly as applied to Level 3 assets and liabilities, could have a material effect on the computation of their estimated fair values.

IMPLEMENTATION OF ACCOUNTING STANDARDS

Information related to recent accounting pronouncements is contained in Note 2 to the consolidated financial statements.

CAPITAL EXPENDITURES

Proposed significant capital expenditures are reviewed and approved by Northern Trust's senior management and, where appropriate, by the Board of Directors. This process is designed to assure that the major projects to which Northern Trust commits its resources produce benefits compatible with its strategic goals.

Capital expenditures in 2009 included ongoing enhancements to Northern Trust's hardware and software capabilities as well as the build out of new data and resiliency centers and the expansion or renovation of several existing and new offices. Capital expenditures for 2009 totaled $299.8 million, of which $181.6 million was for software, $40.2 million was for computer hardware and machinery, $68.3 million was for building and leasehold improvements, and $9.7 million was for furnishings. These capital expenditures are designed principally to support and enhance Northern Trust's transaction processing, investment management, and asset servicing capabilities, as well as relationship management and client interaction. Additional capital expenditures planned for systems technology will result in future expenses for the depreciation of hardware and amortization of software. Depreciation on computer hardware and machinery and software amortization are charged to equipment and software expense. Depreciation on building and leasehold improvements and on furnishings is charged to occupancy expense and equipment expense, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Assets Under Custody and Assets Under Management

Northern Trust, in the normal course of business, holds assets under custody, management and servicing in a fiduciary or agency capacity for its clients. In accordance with GAAP, these assets are not assets of Northern Trust and are not included in its consolidated balance sheet.

Financial Guarantees and Indemnifications

Northern Trust issues financial guarantees in the form of standby letters of credit to meet the liquidity and credit enhancement needs of its clients. Standby letters of credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges and similar transactions.

Credit risk is the principal risk associated with these instruments. The contractual amounts of these instruments represent the credit risk should the instrument be fully drawn upon and the client default. To control the credit risk associated with issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities. Certain standby letters of credit have been secured with cash deposits or participated to others. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against cash deposits or other participants.

The following table shows the contractual amounts of standby letters of credit.

	DECEMBER 31	
(In Millions)	2009	2008
Standby Letters of Credit:		
Corporate	$1,191.9	$1,136.2
Industrial Revenue	2,536.7	2,080.7
Other	1,070.2	808.1
Total Standby Letters of Credit*	$4,798.8	$4,025.0

**These amounts include $618.7 million and $378.1 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2009 and 2008, respectively. The weighted average maturity of standby letters of credit was 21 months at December 31, 2009 and 25 months at December 31, 2008.*

As part of the Corporation's securities custody activities and at the direction of clients, Northern Trust lends securities owned by clients to borrowers who are reviewed and approved by the Senior Credit Committee. The borrower is required to fully collateralize securities received with cash, marketable securities, or irrevocable standby letters of credit. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with the collateral revalued on a daily basis. In connection with these activities, Northern Trust has issued certain indemnifications to clients against loss that is a direct result of a borrower's failure to return securities when due, should the value of such securities exceed the value of the collateral required to be posted. The amount of securities loaned as of December 31, 2009 and 2008 subject to indemnification was $82.3 billion and $82.7 billion, respectively. Because of the credit quality of the borrowers and the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is not significant.

Northern Trust, as a member bank of Visa U.S.A., Inc., is obligated to share in potential losses resulting from certain indemnified litigation involving Visa. In the fourth quarter of 2007, Northern Trust recorded liabilities totaling $150.0 million in connection with the indemnifications. As anticipated, Visa placed a portion of the proceeds from its initial public offering into an escrow account to fund the settlements of, or judgments in, the indemnified litigation. Northern Trust recorded $76.1 million, its proportionate share of the escrow account balance, in the first quarter of 2008 as an offset to the indemnification liabilities and related charges recorded in the fourth quarter of 2007. In the third quarter of 2009, Northern recorded an additional $17.8 million offset to the indemnification liability as Visa deposited additional funds in its litigation escrow account. Northern

Trust's net Visa related indemnification liability at December 31, 2009 and 2008 totaled $56.1 million and $73.9 million, respectively. The value of Northern Trust's remaining Visa shares is expected to be more than adequate to offset any remaining indemnification liabilities related to Visa litigation. Visa indemnifications are further discussed in Note 18 to the consolidated financial statements.

Variable Interests

Variable Interest Entities (VIEs) are defined within GAAP as entities which either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance a VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity and the variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the VIEs primary beneficiary and is required to consolidate the VIE.

In 1997, Northern Trust issued $150 million of Floating Rate Capital Securities, Series A, and $120 million of Floating Rate Capital Securities, Series B, through statutory business trusts wholly-owned by the Corporation ("NTC Capital I" and "NTC Capital II", respectively). The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities.

The outstanding principal amount of the Subordinated Debentures, net of discount, held by the trusts totaled $276.8 million as of December 31, 2009. The book value of the Series A and Series B Securities totaled $268.5 million as of December 31, 2009. Both Series A and B Securities qualify as tier 1 capital for regulatory purposes. NTC Capital I and NTC Capital II are considered VIEs. However, as the Corporation has determined that it is not the primary beneficiary of the trusts, they are not consolidated by the Corporation.

Northern Trust acts as investment advisor to Registered Investment Companies, Undertakings for the Collective Investment of Transferable Securities and other unregistered short-term investment pools in which various clients of Northern Trust are investors. As discussed in further detail in Note 26 to the consolidated financial statements, although not obligated to do so, in 2008, Northern Trust entered into CSAs with certain of these entities (Funds) which held notes, asset backed securities, and other instruments whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades.

As of December 31, 2009, all CSAs had expired in connection with the final settlements of covered securities. However, under GAAP the Funds are considered VIEs and the CSAs reflected Northern Trust's implicit variable interest in the credit risk of the affected Funds. Implicit interests are required to be considered when determining the primary beneficiary of a VIE. The Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust was the primary beneficiary of the Funds during the period in which the CSAs were in place, expected loss calculations based on the characteristics of the underlying investments in the Funds were used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. These analyses concluded that interest rate risk was the primary driver of expected losses within the Funds. As such, Northern Trust determined that it was not the primary beneficiary of the Funds and was not required to consolidate them within its balance sheet.

Northern Trust has interests in other VIEs which are also not consolidated as Northern Trust is not considered the primary beneficiary of those entities. Northern Trust's interests in those entities are not considered significant and do not have a material impact on its consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Risk Management

The objectives of liquidity risk management are to ensure that Northern Trust can meet its cash flow obligations under both normal and adverse economic conditions while maintaining its ability to capitalize on business opportunities in a timely and cost effective manner.

Governance and Risk Management Framework

Northern Trust manages its liquidity on a global basis, utilizing regional management when appropriate. Corporate liquidity policies, risk appetite and limits are reviewed and approved annually by the Business Risk Committee of the Board of Directors. The Corporate Asset and Liability Policy Committee (ALCO) is responsible for recommending liquidity policies to the Board, establishing internal guidelines, approving contingency plans, assessing Northern Trust's overall liquidity status, and reviewing reports and analyses on a regular basis. The Corporate Treasury Department has the day-to-day responsibility for measuring, analyzing and managing liquidity risk within the guidelines and limits established by ALCO and the Business Risk Committee.

Northern Trust's Global Liquidity Management framework focuses on five key areas: Position Management, Modeling and Analysis, Contingency Planning, Peer Group Comparisons and Management Reporting and provides for the review and management of the liquidity of the Corporation separate from that of its banking subsidiaries. It is through this framework that management monitors its sources and uses of liquidity, evaluates their level of stability under various circumstances, plans for adverse situations, benchmarks itself against other banks, provides information to senior management and complies with various U.S. and international regulations.

Position management incorporates daily monitoring of cash positions and anticipating future funding requirements given both internal and external events. Liquidity is provided by a variety of sources, including client deposits (institutional and personal) from our C&IS and PFS businesses, wholesale funding from the capital markets, and unencumbered liquid assets that can be sold or pledged to secure additional funds. While management does not view the Federal Reserve's discount window as a primary source of funds, the Bank can borrow substantial amounts from the discount window on a collateralized basis. Liquidity is used by a variety of activities, including client withdrawals, purchases of securities, net loan growth, and draws on unfunded commitments to extend credit. Northern Trust maintains a very liquid balance sheet with loans representing only 34% of total assets as of December 31, 2009. Further, at December 31, 2009 there were significant sources of liquidity within Northern Trust's consolidated balance sheet in the form of securities available for sale and money market assets, which in aggregate totaled $45.6 billion or 56% of total assets. At December 31, 2009, Northern Trust had over $11 billion of securities and loans readily available as collateral to support discount window borrowings.

Liquidity modeling and analysis evaluates a bank's ability to meet its cash flow obligations given a variety of possible internal and external events and under different economic conditions. Northern Trust uses liquidity modeling to support its contingent liquidity plans, gain insight into its liquidity position and strengthen its liquidity policies and practices. Modeling is performed using multiple independent scenarios and across major currencies. These scenarios, which include both company specific and systemic events, analyze potential impacts on our domestic and foreign deposits, wholesale funds, financial market access, external borrowing capacity and off-balance sheet obligations.

Another important area of Northern Trust's liquidity risk management is the development and maintenance of its contingent liquidity plans. A Global Contingent Liquidity Action Plan covering the Corporation, Bank and major subsidiaries is approved by ALCO and updated on a regular basis. This plan, which can be activated in the event of an actual liquidity crisis, details responsibilities and defines specific actions designed to ensure the proper maintenance of liquidity during periods of stress. In addition, international banking subsidiaries have individual contingency plans, which incorporate the global plan.

Northern Trust also analyzes the composition of its liquidity against a peer group of large U.S. bank holding companies, including other major trust processing banks. This analysis provides management with benchmarking information, highlights industry trends and supports the establishment of new policies and strategies.

Management regularly reviews various reports, analyses and other information depicting changes in Northern Trust's liquidity mix and funding concentrations, overall financial market conditions and other internal and external liquidity metrics. Management uses this information to evaluate the overall status of Northern Trust's liquidity position and anticipate potential events that could stress that position in the future. An overall Liquidity Status Level for Northern Trust, established and regularly reviewed by ALCO, is continuously monitored by Corporate Treasury. Downgrades in liquidity status resulting from internal, external or industry-wide events, trigger specific pre-determined actions and limits designed to position Northern Trust to better respond to potential liquidity stresses.

Regulatory Environment

During 2008, U.S. regulatory agencies took various actions in order to improve liquidity in the financial markets. One of those actions was the establishment by the FDIC in October of 2008 of the Temporary Liquidity Guarantee Program (TLGP). This program provides a guarantee of certain newly issued senior unsecured debt issued by eligible entities, including the Bank, and guarantees of funds over $250,000 in noninterest-bearing, and certain interest-bearing, transaction deposit accounts held at FDIC insured banks. The debt guarantee was available, subject to certain limitations, for debt issued through June 30, 2009. Northern Trust did not issue debt under the TLGP. The additional FDIC protection above $250,000 was scheduled to end on December 31, 2009. The

FDIC gave eligible entities the option to extend this coverage to June 30, 2010. Northern Trust elected to extend its deposit coverage for funds over $250,000 through June 30, 2010.

During 2009, many U.S. and international regulatory agencies proposed certain new rules and finalized others that address the management of liquidity risk for financial institutions. These rules are expected to be further developed and implemented over the coming years. Management continuously evaluates its liquidity risk management framework against these proposals and industry best practices in order to comply with applicable regulations and further enhance its liquidity policies.

Corporation Liquidity

The liquidity of the Corporation is managed separately from that of its banking subsidiaries. The primary sources of cash for the Corporation are dividend payments from its subsidiaries, issuance of debt, the issuance of equity (common and preferred), and interest and dividends earned on investment securities and money market assets. The Corporation's uses of cash consist mainly of dividend payments to the Corporation's stockholders, the payment of principal and interest to note holders, investments in its subsidiaries, purchases of its common stock, and acquisitions.

On November 14, 2008, in connection with the Corporation's participation in the U.S. Treasury's CPP, the Corporation issued preferred stock and a warrant for the purchase of the Corporation's common stock to the U.S. Treasury for total proceeds of $1,576.0 million. On June 17, 2009, the Corporation repurchased in full the preferred stock issued under the CPP for $1,576.0 million. In addition, on August 26, 2009, the Corporation repurchased the warrant for $87.0 million. Also during 2009, the Corporation paid preferred stock dividends to the U.S. Treasury of $46.6 million. For additional detail, see Note 12 to the consolidated financial statements.

Aside from the these transactions, the most significant uses of cash by the Corporation during 2009 were $260.3 million of common dividends paid to stockholders and $204.8 million of payments made under previously announced CSAs for certain client investment funds.

On May 1, 2009, the Corporation issued 17,250,000 shares of common stock with a par value of $1.66 2/3 per share. Cash proceeds from the common stock totaled $834.1 million. Also on May 1, 2009, the Corporation issued $500 million of 4.625% fixed-rate senior notes due May 1, 2014. These notes are non-callable and unsecured and were issued at par.

Bank subsidiary dividends are subject to certain restrictions, as discussed in further detail in Note 28 to the consolidated financial statements. Bank subsidiaries have the ability to pay dividends during 2010 equal to their 2010 eligible net profits plus $1,312.1 million. During 2009, the Corporation received $435.6 million in subsidiary dividends.

The Corporation's liquidity, defined as the amount of marketable assets in excess of commercial paper, was strong at $1.49 billion at year-end 2009 and $1.24 billion at year-end 2008. The cash flows of the Corporation are shown in Note 32 to the consolidated financial statements.

A significant source of liquidity for both Northern Trust and the holding company is the ability to draw funding from capital markets globally. The availability and cost of these funds are influenced by our credit rating; as a result, a downgrade could have an adverse impact on our liquidity. The credit ratings of the Corporation and the Bank as of December 31, 2009, provided below, allow Northern Trust to access capital markets on favorable terms.

	Standard & Poor's	Moody's	FitchRatings
Northern Trust Corporation:			
Commercial Paper	A-1+	P-1	F1+
Senior Debt	AA-	A1	AA-
The Northern Trust Company:			
Short-Term Deposit / Debt	A-1+	P-1	F1+
Long-Term Deposit / Debt	AA	Aa3	AA /AA-
Outlook	Stable	Stable	Negative

The following table shows Northern Trust's contractual obligations at December 31, 2009.

CONTRACTUAL OBLIGATIONS

		PAYMENT DUE BY PERIOD			
(In Millions)	TOTAL	ONE YEAR AND LESS	1-3 YEARS	4-5 YEARS	OVER 5 YEARS
Senior Notes*	$1,551.8	$ 161.3	$ 465.0	$ 925.5	$ –
Subordinated Debt*	1,132.5	–	150.0	200.0	782.5
Federal Home Loan Bank Borrowings*	1,697.5	165.0	1,096.4	335.0	101.1
Floating Rate Capital Debt*	278.3	–	–	–	278.3
Capital Lease Obligations**	33.0	(38.3)	15.6	16.5	39.2
Operating Leases**	686.4	69.4	123.3	98.8	394.9
Purchase Obligations***	318.4	138.8	134.7	44.6	.3
Total Contractual Obligations	$5,697.9	$ 496.2	$1,985.0	$1,620.4	$1,596.3

Note: Obligations as shown do not include deposit liabilities or interest requirements on funding sources.

** Refer to Notes 10 and 11 to the consolidated financial statements for further details.*

*** Refer to Note 8 to the consolidated financial statements for further details.*

**** Purchase obligations consist primarily of ongoing operating costs related to outsourcing arrangements for certain cash management services and the support and maintenance of the Corporation's technological requirements. Certain obligations are in the form of variable rate contracts and, in some instances, 2009 activity was used as a base to project future obligations.*

Capital Management

One of Northern Trust's primary objectives is to maintain a strong capital position to merit and maintain the confidence of clients, the investing public, bank regulators and stockholders. A strong capital position helps Northern Trust take advantage of profitable investment opportunities and withstand unforeseen adverse developments.

Northern Trust manages its capital on a total Corporation basis and, where appropriate, on a legal entity basis. The Corporate Treasury department has the day-to-day responsibility for measuring and managing capital levels within guidelines and limits established by the Capital Management Policy and the Capital Committee. The management of capital also involves regional management when appropriate. In establishing the guidelines and limits for capital, a variety of factors are taken into consideration, including the overall risk of Northern Trust's businesses, regulatory requirements, capital levels relative to our peers, and the impact on our credit ratings.

Capital levels were strengthened as average common equity in 2009 increased 21% or $1.02 billion reaching a record $5.92 billion. Total stockholders' equity was $6.31 billion at December 31, 2009, as compared to $6.39 billion at December 31, 2008, reflecting the redemption of the preferred stock and related warrant from the U.S. Treasury pursuant to the terms of the CPP, the issuance of $834.1 million of common stock, the retention of earnings, and the payment of common and preferred dividends. The Corporation declared common dividends totaling $267.6 million in 2009 and, in October 2009, the Board of Directors maintained the quarterly dividend at $.28 per common share. The common dividend has increased 30% from its level five years ago. The buyback program is used for general corporate purposes, including management of the Corporation's capital level. During 2009, the Corporation purchased 250,798 of its own common shares at an average price per share of $55.05 in connection with equity based compensation plans. Under the share buyback program, the Corporation may purchase up to 7.6 million additional shares after December 31, 2009.

CAPITAL ADEQUACY

($ In Millions)	DECEMBER 31 2009	2008
TIER 1 CAPITAL		
Common Stockholders' Equity	$ 6,312	$ 4,888
Preferred Stock Series B	–	1,501
Floating Rate Capital Securities	268	268
Goodwill and Other Intangible Assets	(462)	(462)
Pension and Other Postretirement Benefit Adjustments	305	274
Other	99	234
Total Tier 1 Capital	6,522	6,703
TIER 2 CAPITAL		
Reserve for Credit Losses Assigned to Loans and Leases	309	229
Off-Balance Sheet Credit Loss Reserve	31	22
Reserves Against Identified Losses	(43)	(24)
Long-Term Debt*	892	939
Total Tier 2 Capital	1,189	1,166
Total Risk-Based Capital	$ 7,711	$ 7,869
Risk-Weighted Assets**	$48,784	$51,258
Total Assets – End of Period (EOP)	$82,142	$82,054
Average Fourth Quarter Assets**	74,537	78,903
Total Loans – EOP	27,806	30,755
RATIOS		
Risk-Based Capital Ratios		
Tier 1	13.4%	13.1%
Total (Tier 1 and Tier 2)	15.8	15.4
Leverage	8.8	8.5
Tier 1 Common Equity***	12.8	9.6
COMMON STOCKHOLDERS' EQUITY TO		
Total Loans EOP	22.70%	15.89%
Total Assets EOP	7.68	5.96

** Long-Term Debt that qualifies for risk-based capital amortizes for the purpose of inclusion in tier 2 capital during the five years before maturity.*
*** Assets have been adjusted for goodwill and other intangible assets, net unrealized (gain) loss on securities and excess reserve for credit losses that have been excluded from tier 1 and tier 2 capital, if any.*
**** A reconciliation of tier 1 common equity to tier 1 capital calculated under GAAP is provided below.*

The following table provides a reconciliation of tier 1 common equity, a non-GAAP financial measure which excludes preferred stock, to tier 1 capital calculated in accordance with applicable regulatory requirements and GAAP.

($ In Millions)	DECEMBER 31 2009	2008
Tier 1 Capital	$6,522	$6,703
Preferred Stock Series B	–	1,501
Floating Rate Capital Securities	268	268
Tier 1 Common Equity	6,254	4,934
Tier 1 Capital Ratio	13.4%	13.1%
Tier 1 Common Equity Ratio	12.8%	9.6%

Northern Trust is providing the ratio of tier 1 common equity to risk-weighted assets in addition to its capital ratios prepared in accordance with regulatory requirements and GAAP as it is a measure that the Corporation and investors use to assess capital adequacy.

The 2009 capital levels reflect Northern Trust's ongoing retention of earnings to allow for strategic expansion while maintaining a strong balance sheet and a capital level commensurate with its risk profile. At December 31, 2009, the Corporation's tier 1 capital ratio was 13.4% and total capital ratio was 15.8% of risk-weighted assets which are well above the ratios that are a requirement for regulatory classification as "well-capitalized". The "well-capitalized" minimum ratios are 6.0% and 10.0%, respectively. The Corporation's leverage ratio (tier 1 capital to fourth quarter average assets) of 8.8% is also well above the "well-capitalized" minimum requirement of 5.0%. In addition, each of the Corporation's U.S. subsidiary banks had a ratio of at least 9.5% for tier 1 capital, 11.0% for total risk-based capital, and 7.7% for the leverage ratio.

The Corporation is subject to the framework for risk-based capital adequacy, sometimes referred to as Basel II, which was developed by the Basel Committee on Banking Supervision and has been endorsed by the central bank governors and heads of bank supervision of the G10 countries.

In December 2007, the U.S. bank regulatory agencies published final rules, effective April 1, 2008, with respect to implementation of the Basel II framework, the latest agreed-version of which was released by the Basel Committee in November 2005.

Under the final Basel II rules, the Corporation is one of a small number of "core" banking organizations. As a result, the Corporation and its U.S. depository institution subsidiaries will be required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The new rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy.

In order to implement the new rules, a core banking organization such as the Corporation was required to adopt an implementation plan by October 1, 2008 and must satisfactorily complete a four-quarter parallel run, in which it calculates capital requirements under both the new Basel II rules and regulations effective prior to the adoption of Basel II. The organization must then progress through three transitional periods of at least four quarters each, commencing no later than April 1, 2011. During these transitional periods, the maximum cumulative reduction in capital requirements from those under the regulations effective prior to adoption of Basel II may not exceed 5% for the first period, 10% for the second period and 15% for the third period. Regulatory approval is required to move through these transitional periods and out of the final transitional period. The U.S. bank regulatory agencies also have said they will publish a study after the end of the second transitional year that will examine the new framework for any deficiencies.

RISK MANAGEMENT

Overview

The Board of Directors provides risk oversight of management through its Audit, Business Strategy, Compensation and Benefits, and Business Risk Committees. The Audit Committee provides oversight with respect to risks relating to financial reporting and legal compliance components of compliance risk. The Business Strategy Committee provides oversight with respect to strategic risk for Northern Trust and its subsidiaries. The Compensation and Benefits Committee reviews incentive compensation arrangements and practices to assess the extent to which such arrangements and practices encourage risk-taking behavior by participants. The Business Risk Committee provides oversight with respect to the following risks inherent in Northern Trust's businesses: credit risk, market and liquidity risk, fiduciary risk, operational risk and the regulatory component of compliance risk.

The Business Risk Committee has approved a Corporate Risk Appetite Statement articulating Northern Trust's expectation that risk is consciously considered as part of strategic decisions and in day-to-day activities. Northern Trust's business units are expected to manage business activities consistent with the Corporate Risk Appetite Statement. Risk tolerances are further detailed in separate credit, operational, market, fiduciary and compliance risk policies and appetite statements. Various corporate committees and oversight entities have been established to review and approve risk management strategies, standards, management practices and tolerance levels. These committees and entities monitor and provide periodic reporting to the Business Risk Committee on risk performance and effectiveness of risk management processes.

Northern Trust's assessment of risks is built upon its risk universe, a foundational component of Northern Trust's integrated Enterprise Wide Risk Management Framework. The risk universe represents the major risk categories and sub-categories to which Northern Trust may be exposed through its business activities.

RISK MANAGEMENT	RISK MEASUREMENT	RISK TO EARNINGS AND/OR CAPITAL RESULTING FROM:
Credit	Credit Risk	Failure of a borrower or counterparty to perform on an obligation.
Operations, Fiduciary, Compliance	Operational Risk	Inadequate or failed internal process, people and systems; or from external events.
Market	Market Risk – Trading Book	Changes in the value of trading positions due to movements in foreign exchange or interest rates.
	Interest Rate Risk – Banking Book	Changes in interest rates.
	Liquidity Risk	Funding needs during difficult markets and capital adequacy challenges.
Strategic	Reputation Risk	Damage to the entity's reputation from negative public opinion.
	Strategy Risk	Adverse effects of business decisions, improper implementation of business decisions, unexpected external events.
	Business Risk	Developments in the markets in which the entity operates.

Asset Quality and Credit Risk Management

Securities Portfolio

Northern Trust maintains a high quality securities portfolio, with 91% of the total portfolio at December 31, 2009 composed of U.S. Treasury and government sponsored agency securities, Federal Home Loan Bank and Federal Reserve Bank stock, and triple-A rated corporate notes, asset-backed securities, auction rate securities and obligations of states and political subdivisions. The remaining portfolio was composed of corporate notes, asset-backed securities, obligations of states and political subdivisions, auction rate securities and other securities, of which as a percentage of the total securities portfolio, 3% were rated double-A, 3% were rated below double-A, and 3% were not rated by Standard and Poor's or Moody's Investors Service.

Corporate notes are primarily government guaranteed, such as bonds issued under the FDIC Temporary Liquidity Guarantee Program, with 96% of corporate notes rated triple-A, 2% rated double-A, and 2% rated below double-A. Residential mortgage-backed securities rated below double-A, which represented 75% of total residential mortgage-backed securities, had a total amortized cost and fair value of $303.6 million and $192.5 million, respectively, and were comprised primarily of subprime and Alt-A securities. Securities classified as "other asset-backed" at December 31, 2009 were predominantly floating rate, with average lives less than 5 years, and 100% were rated triple-A.

Auction rate securities were purchased in 2008 in connection with a program to purchase at par value certain illiquid auction rate securities held for clients under investment discretion or that were acquired by clients from Northern Trust's affiliated broker/dealer. A $54.6 million charge was recorded within other operating expenses in 2008 reflecting differences between the securities' par values and estimated purchase date fair market values. At December 31, 2009, 98% of these securities were investment grade. The remaining 2% that were below investment grade had a total amortized cost and fair value of $7.6 million and $8.1 million, respectively.

Total unrealized losses within the investment securities portfolio at December 31, 2009 were $159.7 million as compared to $387.9 million at December 31, 2008. The $228.2 million decrease in unrealized losses from the prior year end primarily reflects the improved valuations of residential mortgage-backed and other asset-backed securities due to improving credit markets and the tightening of credit spreads during 2009. As discussed above in the "Critical Accounting Estimates – Other-Than-Temporary Impairment of Investment Securities" section, processes are in place to provide for the timely identification of other-than-temporary impairment. Losses totaling $26.7 million were recognized in 2009 in connection with the write-down of securities determined to be other-than-temporarily impaired, as compared with $61.3 million in 2008. The remaining securities with unrealized losses within Northern Trust's portfolio as of December 31, 2009 are not considered to be other-than-temporarily impaired. However, due to market and economic conditions, additional other-than-temporary impairments may occur in future periods.

Northern Trust is an active participant in the repurchase agreement market. This market provides a relatively low cost alternative for short-term funding. Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is continuously monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell. Securities sold under agreements to repurchase are held by the counterparty until the repurchase.

Loans and Other Extensions of Credit

Credit risk is inherent in Northern Trust's various lending activities. The largest component of credit risk relates to the loan portfolio. In addition, credit risk is inherent in certain contractual obligations such as legally binding unfunded commitments to extend credit, commercial letters of credit, and standby letters of credit. These contractual obligations and arrangements are discussed in Note 25 to the consolidated financial statements and are presented in tables that follow. Northern Trust focuses its lending efforts on clients who are looking to establish a full range of financial services with Northern Trust.

Credit risk is managed through the Credit Policy function, which is designed to assure adherence to a high level of credit standards. Credit Policy reports to the Corporation's Head of Corporate Risk Management. Credit Policy provides a system of checks and balances for Northern Trust's diverse credit-related activities by establishing and monitoring all credit-related policies and practices throughout Northern Trust and assuring their uniform application. These activities are designed to diversify credit exposure on an industry and client basis and reduce overall credit risk. These credit management activities also apply to Northern Trust's use of derivative financial instruments, including foreign exchange contracts and interest risk management instruments.

Individual credit authority for commercial and other loans is limited to specified amounts and maturities. Credit decisions involving commitment exposure in excess of the specified individual limits are submitted to the appropriate Credit Approval Committee (Committee). Each Committee is chaired by the executive in charge of the area or their designee and has a Credit Policy officer as a voting participant. Each Committee's credit approval authority is specified, based on commitment levels, credit ratings and maturities. Credits involving commitment exposure in excess of these limits require the approval of the Senior Credit Committee. All exposures approved by the Committees and the Senior Credit Committee require unanimous approval of all voting members.

The Counterparty Risk Management Committee established by Credit Policy manages counterparty risk. This committee has sole credit authority for exposure to all non-U.S. banks, certain U.S. banks which Credit Policy deems to be counterparties and which do not have commercial credit relationships within the Corporation, and certain other exposures. Under the auspices of Credit Policy, country exposure limits are reviewed and approved on a country-by-country basis.

As part of its credit process, Northern Trust utilizes an internal risk rating system to support identification, approval, and monitoring of credit risk. Risk ratings are used in credit underwriting, management reporting, setting of loss allowances, and economic capital calculation. The process employs a dual ratings system, including a Borrower Rating and a Facility Rating.

The Borrower Rating is used for ranking the credit risk of obligors and the probability of their default. Each obligor is rated using one of a number of ratings models, which consider both quantitative and qualitative factors. While the criteria vary by model, the objective is for Borrower Ratings to be consistent in measurement and ranking of risk. Each model is calibrated to a master rating scale to support this consistency. Ratings for borrowers not in default range from "1" for the strongest credits to "7" for the weakest credits. Ratings of "8" or "9" are used for defaulted borrowers.

The Facility Rating is used to measure the degree of loss in the event of default. Each obligation must be rated using the Facility Rating model which produces loss estimates based on various aspects of collateral supporting the obligation. Facility ratings range from "1" for facilities with the strongest levels of support to "7" for unsecured facilities. The amount and type of collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, income-producing commercial properties, accounts receivable, residential real estate, property, plant and equipment, and inventory. Collateral values are monitored on a regular basis to ensure that they are maintained at an appropriate level.

Northern Trust has developed its models to assist in the rating process. Models are subject to limitations in their underlying assumptions and, accordingly, the assignment of Borrower and Facility Ratings remain subject to expert judgment to ensure consistent application of the rating scale.

Credit Policy oversees a range of portfolio reviews that focus on significant and/or weaker-rated credits. This approach allows management to take remedial action in an effort to deal with potential problems. In addition, independent from Credit Policy, the Loan Review Unit undertakes on-site file reviews that evaluate effectiveness of management's implementation of Credit Policy's requirements.

An integral part of the Credit Policy function is a formal review of past due and potential problem loans to determine which credits, if any, need to be placed on non-accrual status or charged off. As more fully described in the "Provision and Reserve For Credit Losses" section below, the provision for credit losses is reviewed quarterly to determine the amount necessary to maintain an adequate reserve for credit losses.

COMPOSITION OF LOAN PORTFOLIO

(In Millions)	DECEMBER 31 2009	2008	2007	2006	2005
U.S.					
Residential Real Estate	$10,807.7	$10,381.4	$ 9,171.0	$ 8,674.4	$ 8,340.5
Commercial	6,312.1	8,253.6	5,556.4	4,679.1	3,545.3
Commercial Real Estate	3,213.2	3,014.0	2,350.3	1,836.3	1,524.3
Personal	4,965.8	4,766.7	3,850.8	3,415.8	2,961.3
Other	774.0	1,404.2	969.1	979.2	797.8
Lease Financing	1,004.4	1,143.8	1,168.4	1,291.6	1,194.1
Total U.S.	$27,077.2	$28,963.7	$23,066.0	$20,876.4	$18,363.3
Non-U.S.	728.5	1,791.7	2,274.1	1,733.3	1,605.2
Total Loans and Leases	$27,805.7	$30,755.4	$25,340.1	$22,609.7	$19,968.5

SUMMARY OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS WITH CONTRACT AMOUNTS THAT REPRESENT CREDIT RISK

(In Millions)	DECEMBER 31 2009	2008
Unfunded Commitments to Extend Credit		
One Year and Less	$ 11,564.7	$ 9,902.4
Over One Year	14,087.1	15,453.9
Total	$ 25,651.8	$25,356.3
Standby Letters of Credit	4,798.8	4,025.0
Commercial Letters of Credit	31.2	36.7
Custody Securities Lent with Indemnification	82,306.3	82,728.2

UNFUNDED COMMITMENTS TO EXTEND CREDIT AT DECEMBER 31, 2009 BY INDUSTRY SECTOR

(In Millions)

Industry Sector	TOTAL COMMITMENTS	COMMITMENT EXPIRATION ONE YEAR AND LESS	OVER ONE YEAR	OUTSTANDING LOANS
Finance and Insurance	$ 2,392.8	$ 1,362.1	$ 1,030.7	$ 728.6
Holding Companies	212.5	204.3	8.2	90.8
Manufacturing	5,779.6	1,251.2	4,528.4	1,247.9
Mining	230.3	84.0	146.3	59.9
Public Administration	66.0	7.1	58.9	332.1
Retail Trade	789.5	291.0	498.5	200.6
Security and Commodity Brokers	21.8	21.8	–	–
Services	4,823.3	2,417.6	2,405.7	3,001.5
Transportation and Warehousing	307.5	47.3	260.2	88.2
Utilities	824.4	238.4	586.0	108.2
Wholesale Trade	787.8	179.5	608.3	351.6
Other Commercial	228.4	79.7	148.7	102.7
Total Commercial*	$16,463.9	$ 6,184.0	$10,279.9	$ 6,312.1
Residential Real Estate	2,527.8	327.2	2,200.6	10,807.7
Commercial Real Estate	475.8	176.6	299.2	3,213.2
Personal	5,146.3	4,077.0	1,069.3	4,965.8
Other	315.2	294.0	21.2	774.0
Lease Financing	–	–	–	1,004.4
Non-U.S.	722.8	505.9	216.9	728.5
Total	$25,651.8	$11,564.7	$14,087.1	$27,805.7

* *Commercial industry sector information is presented on the basis of the North American Industry Classification System (NAICS).*

Although credit exposure is well diversified, there are certain groups of credits that meet the accounting definition of credit risk concentrations under GAAP. According to GAAP, group concentrations of credit risk exist if a number of borrowers or other counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The fact that a credit exposure falls into one of these groups does not necessarily indicate that the credit has a higher than normal degree of credit risk. These groups are: residential real estate, commercial real estate, and banks and bank holding companies.

RESIDENTIAL REAL ESTATE

The residential real estate loan portfolio is primarily composed of mortgages to clients with whom Northern Trust is seeking to establish a comprehensive financial services relationship. At December 31, 2009, residential real estate loans totaled $10.8 billion or 39% of total U.S. loans at December 31, 2009, compared with $10.4 billion or 34% at December 31, 2008. All mortgages were underwritten utilizing Northern Trust's credit standards which do not allow for the origination of loan types generally considered to be of high risk in nature, such as option ARM loans, subprime loans, loans with initial "teaser" rates, and loans with excessively high loan-to-value ratios. Residential real estate loans consist of conventional home mortgages and equity credit lines, which generally require a loan to collateral value of no more than 75% to 80% at inception. Revaluations of supporting collateral are obtained upon refinancing or default or when otherwise considered warranted. Collateral revaluations for mortgages are performed by independent third parties.

Of the total $10.8 billion in residential real estate loans, $4.0 billion were in the greater Chicago area, $2.9 billion were in Florida, and $1.3 billion were in California, with the remainder distributed throughout the other geographic regions within the U.S. served by Northern Trust. Legally binding commitments to extend residential real estate credit, which are primarily equity credit lines, totaled $2.5 billion and $2.4 billion at December 31, 2009 and 2008, respectively.

COMMERCIAL REAL ESTATE

In managing its credit exposure, management has defined a commercial real estate loan as one where: (1) the borrower's principal business activity is the acquisition or the development of real estate for commercial purposes; (2) the principal collateral is real estate held for commercial purposes, and loan repayment is expected to flow from the operation of the property; or (3) the loan repayment is expected to flow from the sale or refinance of real estate as a normal and ongoing part of the business. Unsecured lines of credit to firms or individuals engaged in commercial real estate endeavors are included without regard to the use of loan proceeds. The commercial real estate portfolio consists of construction, acquisition and development loans and commercial mortgages extended primarily to highly experienced developers and/or investors well known to Northern Trust. Underwriting standards generally reflect conservative loan-to-value ratios and debt service coverage requirements. Recourse to borrowers through guarantees is also commonly required.

Construction, acquisition and development loans provide financing for commercial real estate prior to rental income stabilization. The intent is generally that the borrower will sell the project or refinance the loan through a commercial mortgage with Northern or another financial institution upon completion. Construction, acquisition and development loans totaled $678.2 million and $712.3 million as of December 31, 2009 and 2008, respectively. Commercial mortgage financing, which totaled $2.3 billion and $2.0 billion as of December 31, 2009 and 2008, respectively, is provided for the acquisition or refinancing of income producing properties. Cash flows from the properties generally are sufficient to amortize the loan. These loans average approximately $1 million each and are primarily located in the Illinois, Florida, and California markets. Other commercial real estate loans totaled $197.3 million and $261.1 million as of December 31, 2009 and 2008, respectively.

The table below provides additional detail regarding commercial real estate loan types:

(In Millions)	2009	2008
Commercial Mortgages:		
Office	$ 592.7	$ 542.7
Apartment/ Multi-family	521.6	403.2
Retail	453.1	332.6
Industrial/ Warehouse	378.1	269.1
Single Family Investment	272.5	248.4
Other	119.7	244.6
Total Commercial Mortgages	2,337.7	2,040.6
Construction, Acquisition and Development Loans	678.2	712.3
Other Commercial Real Estate Related	197.3	261.1
Total Commercial Real Estate Loans	$3,213.2	$3,014.0

At December 31, 2009 legally binding commitments to extend credit and standby letters of credit to commercial real estate borrowers totaled $475.8 million and $43.2 million, respectively. At December 31, 2008, legally binding commitments were $613.3 million and standby letters of credit were $63.4 million.

BANKS AND BANK HOLDING COMPANIES

On-balance sheet credit risk to banks and bank holding companies, both U.S. and non-U.S., consists primarily of short-term money market assets, which totaled $13.2 billion and $16.9 billion at December 31, 2009 and December 31, 2008, respectively, and noninterest-bearing demand balances maintained at correspondent banks, which totaled $2.4 billion and $2.6 billion at December 31, 2009 and December 31, 2008, respectively.

Credit risk associated with U.S. and non-U.S. banks and bank holding companies deemed to be counterparties by Credit Policy is managed by the Counterparty Risk Management Committee. Credit risk associated with other U.S. banks and bank holding companies that maintain commercial credit relationships with Northern Trust is managed by the relevant Credit Approval Committee and/or the Senior Credit Committee. Credit limits are established through a review process that includes an internally prepared financial analysis, use of the internal risk rating system and consideration of external ratings from rating agencies. Northern Trust places deposits with banks that have strong internal and external credit ratings and the average life to maturity of deposits with banks is maintained on a short-term basis in order to respond quickly to changing credit conditions.

NON-U.S. OUTSTANDINGS

As used in this discussion, non-U.S. outstandings are cross-border outstandings as defined by the Securities and Exchange Commission. They consist of loans, acceptances, interest-bearing deposits with financial institutions, accrued interest and other monetary assets. Not included are letters of credit, loan commitments, and non-U.S. office local currency claims on residents funded by local currency liabilities. Non-U.S. outstandings related to a country are net of guarantees given by third parties resident outside the country and the value of tangible, liquid collateral held outside the country. However, transactions with branches of non-U.S. banks are included in these outstandings and are classified according to the country location of the non-U.S. banks' head office.

Short-term interbank time deposits with non-U.S. banks represent the largest category of non-U.S. outstandings. Northern Trust actively participates in the interbank market with U.S. and non-U.S. banks. International commercial lending activities also include import and export financing for U.S.-based clients.

Northern Trust places deposits with non-U.S. counterparties that have high internal (Northern Trust) and external credit ratings. These non-U.S. banks are approved and monitored by Northern Trust's Counterparty Risk Management Committee, which has credit authority for exposure to all non-U.S. banks and employs a review process that results in credit limits. This process includes financial analysis of the non-U.S. banks, use of an internal risk rating system and consideration of external ratings from rating agencies. Each counterparty is reviewed at least annually and potentially more frequently based on deteriorating credit fundamentals or general market conditions. Separate from the entity-specific review process, the average life to maturity of deposits with non-U.S. banks is deliberately maintained on a short-term basis in order to respond quickly to changing credit conditions. Northern Trust also utilizes certain risk mitigation tools and agreements that may reduce exposures through use of cash collateral and/or balance sheet netting.

Additionally, the Counterparty Risk Management Committee performs a country-risk analysis and imposes limits to country exposure. The following table provides information on non-U.S. outstandings by country that exceed 1.00% of Northern Trust's assets.

NON-U.S. OUTSTANDINGS

(In Millions)	BANKS	COMMERCIAL AND OTHER	TOTAL
At December 31, 2009			
United Kingdom	$2,348	$ 27	$2,375
France	2,078	1	2,079
Australia	1,310	364	1,674
At December 31, 2008			
United Kingdom	$2,640	$ 63	$2,703
France	2,455	1	2,456
Belgium	1,382	–	1,382
Canada	1,252	3	1,255
Netherlands	1,025	95	1,120
Channel Islands & Isle of Man	823	11	834
At December 31, 2007			
France	$2,982	$ 1	$2,983
United Kingdom	2,693	109	2,802
Canada	1,905	12	1,917
Netherlands	1,527	188	1,715
Belgium	1,540	8	1,548
Germany	1,499	2	1,501
Australia	1,316	19	1,335
Spain	1,004	1	1,005
Switzerland	967	4	971
Sweden	877	3	880
Ireland	522	309	831
Singapore	779	2	781
Channel Islands & Isle of Man	666	21	687

Countries whose aggregate outstandings totaled between .75% and 1.00% of total assets were as follows: Spain with aggregate outstandings of $807 million, Netherlands with aggregate outstandings of $787 million and Singapore with aggregate outstandings of $654 million at December 31, 2009. Ireland with aggregate outstandings of $773 million and Spain with aggregate outstandings of $752 million at December 31, 2008, and Denmark with aggregate outstandings of $593 million at December 31, 2007.

NONPERFORMING ASSETS AND 90 DAY PAST DUE LOANS

Nonperforming assets consist of nonaccrual loans and Other Real Estate Owned (OREO). OREO is comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans. Past due loans are loans that are delinquent 90 days or more and still accruing interest. The level of 90 day past due loans at any reporting period can fluctuate widely based on the timing of cash collections, renegotiations and renewals. The following table presents nonperforming assets and past due loans for the current and prior four years.

NONPERFORMING ASSETS

	DECEMBER 31				
(In Millions)	2009	2008	2007	2006	2005
Nonaccrual Loans					
U.S.					
Residential Real Estate	$116.9	$ 32.7	$ 5.8	$ 8.1	$ 5.0
Commercial	48.5	21.3	10.4	18.8	16.1
Commercial Real Estate	109.3	35.8	–	–	–
Personal	1.2	6.9	7.0	7.6	8.7
Other	2.6	–	–	–	–
Non-U.S.	–	–	–	1.2	1.2
Total Nonaccrual Loans	278.5	96.7	23.2	35.7	31.0
Other Real Estate Owned	29.6	3.5	6.1	1.4	.1
Total Nonperforming Assets	$308.1	$100.2	$29.3	$37.1	$31.1
90 Day Past Due Loans Still Accruing	$ 15.1	$ 27.8	$ 8.6	$24.6	$29.9

Of the total loan portfolio of $27.8 billion at December 31, 2009, $278.5 million, or 1.00%, was nonaccrual, compared with $96.7 million, or .31%, at December 31, 2008. The $181.8 million increase in nonaccrual loans in 2009 primarily reflects the deterioration in overall economic conditions experienced over the past year. The duration and severity of the economic downturn, together with its impact on equity and real estate values, has had a negative effect on Northern Trust's loan portfolio, primarily the residential and commercial real estate segments, as well as the commercial segment, resulting in an increase in the number of loans that have been downgraded to nonperforming. Changes in collateral values, delinquency ratios, portfolio volume and concentration, and other asset quality metrics, including management's subjective evaluation of economic and business conditions, result in adjustments of qualitative reserve factors that are applied in the determination of inherent reserve requirements.

Included in the portfolio of nonaccrual loans are those loans that meet the criteria of being "impaired." A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement or its terms have been modified as a concession resulting from the debtor's financial difficulties, referred to as a troubled debt restructuring. As of December 31, 2009, impaired loans, all of which have been classified as nonaccrual, totaled $228.1 million and included $24.3 million of loans deemed troubled debt restructurings. These loans had $43.8 million of the reserve for credit losses allocated to them.

Provision and Reserve for Credit Losses

Changes in the reserve for credit losses were as follows:

(In Millions)	2009	2008	2007
Balance at Beginning of Year	$ 251.1	$160.2	$151.0
Charge-Offs	(132.3)	(25.7)	(9.7)
Recoveries	6.5	2.5	.9
Net Charge-Offs	(125.8)	(23.2)	(8.8)
Provision for Credit Losses	215.0	115.0	18.0
Effect of Foreign Exchange Rates	.3	(.9)	–
Balance at End of Year	$ 340.6	$251.1	$160.2

The provision for credit losses is the charge to current earnings that is determined by management, through a disciplined credit review process, to be the amount needed to maintain a reserve that is sufficient to absorb probable credit losses that have been identified with specific borrower relationships (specific loss component) and for probable losses that are believed to be inherent in the loan and lease portfolios, unfunded commitments, and standby letters of credit (inherent loss component). The following table shows the specific portion of the reserve and the allocated portion of the inherent reserve and its components by loan category at December 31, 2009 and each of the prior four year-ends, and the unallocated portion of the reserve at December 31, 2007, 2006 and 2005.

ALLOCATION OF THE RESERVE FOR CREDIT LOSSES

	DECEMBER 31									
	2009		2008		2007		2006		2005	
($ In Millions)	RESERVE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	RESERVE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	RESERVE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	RESERVE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS	RESERVE AMOUNT	PERCENT OF LOANS TO TOTAL LOANS
Specific Reserve	$ 43.8	–%	$ 23.5	–%	$ 10.8	–%	$ 19.6	–%	$ 20.3	–%
Allocated Inherent Reserve										
Residential Real Estate	66.8	39	37.0	34	13.6	36	13.4	38	12.4	42
Commercial	137.6	23	114.7	27	64.1	22	55.0	21	48.3	18
Commercial Real Estate	65.6	11	43.8	10	28.4	9	21.5	8	17.7	7
Personal	18.3	18	19.7	15	6.2	15	5.9	15	6.1	15
Other	2.2	3	1.7	4	–	4	–	4	–	4
Lease Financing	1.4	4	3.3	4	3.6	5	3.7	6	3.9	6
Non-U.S.	4.9	2	7.4	6	7.4	9	6.6	8	2.9	8
Total Allocated Inherent Reserve	$296.8	100%	$227.6	100%	$123.3	100%	$106.1	100%	$ 91.3	100%
Unallocated Inherent Reserve	–	–	–	–	26.1	–	25.3	–	24.4	–
Total Reserve for Credit Losses	$340.6	100%	$251.1	100%	$160.2	100%	$151.0	100%	$136.0	100%
Reserve Assigned to:										
Loans and Leases	$309.2		$229.1		$148.1		$140.4		$125.4	
Unfunded Commitments and Standby Letters of Credit	31.4		22.0		12.1		10.6		10.6	
Total Reserve for Credit Losses	$340.6		$251.1		$160.2		$151.0		$136.0	

SPECIFIC COMPONENT OF THE RESERVE

The amount of specific reserves is determined through an individual evaluation of loans and lending-related commitments considered impaired based on expected future cash flows, collateral value, market value, and other factors that may impact the borrower's ability to pay.

At December 31, 2009, the specific reserve component amounted to $43.8 million compared with $23.5 million at the end of 2008. The $20.3 million increase primarily reflects additional reserves provided for new and existing impaired loans, partially offset by principal repayments received and charge-offs. The growth in impaired loans was driven by continued weakness in the residential and commercial real estate segments of the loan portfolio.

The increase in the specific loss component of the reserve from $10.8 million in 2007 to $23.5 million in 2008 primarily reflected additional reserves provided for credit exposures that were determined to be impaired, partially offset by principal repayments received and charge-offs.

INHERENT COMPONENT OF THE RESERVE

The inherent component of the reserve addresses exposure relating to probable but unidentified credit-related losses. The amount of inherent loss reserves is based primarily on reserve factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio. Effective in 2008, the methodology used to determine the qualitative element of the inherent reserve was modified to provide for the assignment of reserves to loan and lease credit exposures aggregated by shared risk characteristics to better align the reserves with the related credit risk. Previously, this element of the inherent reserve was associated with the credit portfolio as a whole and was referred to as the unallocated inherent reserve.

The historical charge-off experience for each loan category is based on data from the current and preceding three years. Qualitative factors reviewed by management include changes in asset quality metrics, in the nature and volume of the portfolio, in economic and business conditions, and in collateral valuations, such as property values, as well as other pertinent information.

The inherent component of the reserve also covers the credit exposure associated with undrawn loan commitments and standby letters of credit. To estimate the reserve for credit losses on these instruments, management uses conversion rates to determine their balance sheet equivalent amount and assigns a reserve factor based on the methodology utilized for outstanding loans.

The inherent portion of the reserve increased $69.2 million to $296.8 million at December 31, 2009, compared with $227.6 million at December 31, 2008, which in turn increased $78.2 million from $149.4 million at December 31, 2007. The increase in 2009 was driven by the continued weakness in the broader economic environment, particularly its impact on the residential and commercial real estate segments. The increase during 2008 was primarily attributable to loan growth and weakness in the broader economic environment.

OVERALL RESERVE

The evaluation of the factors above resulted in a reserve for credit losses of $340.6 million at December 31, 2009, compared with $251.1 million at the end of 2008. The reserve of $309.2 million assigned to loans and leases, as a percentage of total loans and leases, was 1.11% at December 31, 2009, compared with .74% at December 31, 2008, The increase in the reserve level reflects weakness in the broader economic environment.

Reserves assigned to unfunded loan commitments and standby letters of credits totaled $31.4 million and $22.0 million at December 31, 2009 and December 31, 2008, respectively, and are included in other liabilities in the consolidated balance sheet.

PROVISION

The provision for credit losses was $215.0 million for 2009 and net charge-offs totaled $125.8 million. This compares with a $115.0 million provision for credit losses and net charge-offs of $23.2 million in 2008, and a $18.0 million provision for credit losses and net charge-offs of $8.8 million in 2007.

Market Risk Management

Overview

To ensure adherence to Northern Trust's interest rate and foreign exchange risk management policies, ALCO establishes and monitors guidelines designed to control the sensitivity of earnings to changes in interest rates and foreign currency exchange rates. The guidelines apply to both on- and off-balance sheet positions. The goal of the ALCO process is to maximize earnings while maintaining a high quality balance sheet and carefully controlling interest rate and foreign exchange risk.

Asset/Liability Management

Asset/liability management activities include lending, accepting and placing deposits, investing in securities, issuing debt, and hedging interest rate and foreign exchange risk with derivative financial instruments. The primary market risk associated with asset/liability management activities is interest rate risk and, to a lesser degree, foreign exchange risk.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk to earnings or capital due to changes in interest rates. The changes in interest rates can have a positive or negative impact on earnings depending on the positioning of assets, liabilities and off-balance sheet instruments. The impact to earnings will primarily come through net interest income, but it can also impact certain types of fees. Changes in interest rates can also impact the values of assets, liabilities, and off-balance sheet positions, which indirectly impact the value of capital. There are four commonly recognized types of interest rate risk: repricing, which arises from differences in the maturity and repricing terms of assets and liabilities; yield curve, which arises from changes in the shape of the yield curve; basis, which arises from the changing relationships between rates earned and paid on different financial instruments with otherwise similar repricing characteristics; and behavioral characteristics / embedded optionality, which arises from client or counterparty behavior in response to interest rate changes. To mitigate interest rate risk, the structure of the balance sheet is managed so that movements of interest rates on assets and liabilities (adjusted for off-balance sheet hedges) are highly correlated which allows Northern Trust's interest-bearing assets and liabilities to contribute to earnings even in periods of volatile interest rates.

Northern Trust uses two primary measurement techniques to manage interest rate risk: simulation of earnings and simulation of economic value of equity. These two techniques are complementary and are used in concert to provide a comprehensive interest rate risk management capability.

Simulation of earnings measures the sensitivity of earnings (SOE) under various interest rate scenarios. The modeling of SOE incorporates on-balance sheet positions, as well as derivative financial instruments (principally interest rate swaps) that are used to manage interest rate risk. Northern Trust uses management's most likely interest rate forecast for the next year as the base case and measures the sensitivity (i.e. change) in earnings if future rates are 100 or 200 basis points higher or lower than management's most likely rate forecast. Each rate movement is assumed to occur gradually over the one-year period. The 100 basis point increase, for example, consists of twelve consecutive monthly increases of 8.3 basis points. Stress testing of interest rates is performed to include such scenarios as immediate parallel shocks to rates, non-parallel (i.e. twist) shocks to yield curves that result in them becoming steeper or flatter, and using forward rates as opposed to forecast rates. The model simulations also incorporate the following assumptions:

- the balance sheet size and mix is assumed to remain constant over the simulation horizon;
- maturing assets and liabilities are replaced with instruments with similar terms as those maturing;
- prepayments on mortgage loans are projected under each rate scenario using a third-party mortgage analytics system that incorporates market prepayment assumptions and that have been adjusted to reflect Northern's actual historical experience;
- non-maturity deposit rates are projected based on Northern's actual historical pattern of pricing these products;
- some demand deposits are treated as being short-term rate sensitive because these balances receive an earnings credit rate that can be applied to fees for services provided by Northern Trust;
- new business rates are based on current spreads to market indices;
- currency exchange rates and credit spreads are assumed to remain constant over the simulation horizon; and
- implied floors are assumed as interest rates approach zero in the declining rate scenarios, resulting in yield curves flattening, spread compression, and lower earnings.

As of December 31, 2009, management's most likely interest rate forecast reflects the overnight rate beginning to rise in the third quarter of 2010.

The following table shows the estimated impact on 2010 pre-tax earnings of 100 and 200 basis point upward and downward movements in interest rates relative to management's most likely interest rate forecast.

INTEREST RATE RISK SIMULATION OF PRE-TAX INCOME AS OF DECEMBER 31, 2009

(In Millions)	ESTIMATED IMPACT ON 2010 PRE-TAX EARNINGS: INCREASE/(DECREASE)
INCREASE IN INTEREST RATES ABOVE MANAGEMENT'S INTEREST RATE FORECAST	
100 Basis Points	62
200 Basis Points	124
DECREASE IN INTEREST RATES BELOW MANAGEMENT'S INTEREST RATE FORECAST	
100 Basis Points	(79)
200 Basis Points	(110)

The earnings increases in the higher interest rate scenarios reflect a return of rates to more normal levels (from current historic lows) resulting in spread expansion, especially in non-U.S. subsidiaries. The rates in the lower rate scenarios may not reflect a full 100 or 200 basis point reduction as implied interest rate floors of zero are in place resulting in spread compression.

The simulations of earnings do not incorporate any management actions that may be used to mitigate negative consequences of actual interest rate deviations. For that reason and others, they do not reflect likely actual results but serve as conservative estimates of interest rate risk.

A second technique used to measure interest rate risk is simulation of economic value of equity, which measures the potential sensitivity of economic value of equity (SEVE) under different interest rate scenarios. Economic value of equity is defined as the present value of assets minus the present value of liabilities net of the value of instruments that are used to manage the interest rate risk of balance sheet items. SEVE is a measure of the long-term interest rate risk as it takes into account all future cash flows of the current balance sheet.

Northern Trust limits aggregate market risk, as measured by the above techniques, to an acceptable level within the context of risk-return trade-offs. A variety of actions may be used to implement risk management strategies to modify interest rate risk including:

- purchases of securities;
- sales of securities that are classified as available for sale;
- increased allocations of originated loans that are designated as held for sale;
- issuance of senior notes and subordinated notes;
- collateralized borrowings from the Federal Home Loan Bank;
- placing and taking Eurodollar time deposits; and
- hedging with various types of derivative financial instruments.

Northern Trust strives to use the most effective instruments for implementing its interest risk management strategies, considering the costs, liquidity, collateral and capital requirements of the various alternatives and the risk-return tradeoffs.

FOREIGN EXCHANGE RISK MANAGEMENT

Northern Trust is exposed to non-trading foreign exchange risk as a result of its holdings of non-U.S. dollar denominated assets and liabilities, investment in non-U.S. subsidiaries, and future non-U.S. dollar denominated revenue and expense. To manage currency exposures on the balance sheet, Northern Trust attempts to match its assets and liabilities by currency. If those currency offsets do not exist on the balance sheet, Northern Trust will use foreign exchange derivative contracts to mitigate its currency exposure. Foreign exchange contracts are also used to reduce Northern Trust's currency exposure to future non-U.S. dollar denominated revenue and expense.

Foreign Exchange Trading. Foreign exchange trading activities consist principally of providing foreign exchange services to clients. Most of these services are provided in connection with Northern Trust's growing global custody business. However, in the normal course of business Northern Trust also engages in proprietary trading of non-U.S. currencies. The primary market risk associated with these activities is foreign exchange risk.

Foreign currency trading positions exist when aggregate obligations to purchase and sell a currency other than the U.S. dollar do not offset each other, or offset each other in different time periods. Northern Trust mitigates the risk related to its non-U.S. currency positions by establishing limits on the amounts and durations of its positions. The limits on overnight inventory positions are generally lower than the limits established for intra-day trading activity. All overnight positions are monitored by a risk management function, which is separate from the trading function, to ensure that the limits are not exceeded. Although position limits are important in controlling foreign exchange risk, they are not a substitute for the experience or judgment of Northern Trust's senior management and its currency traders, who have extensive knowledge of the currency markets. Non-U.S.

currency positions and strategies are adjusted as needed in response to changing market conditions.

As part of its risk management activities, Northern Trust regularly measures the risk of loss associated with non-U.S. currency positions using a value at risk model. This statistical model provides an estimate, based on a 99% confidence level, of the potential loss in earnings that may be incurred if an adverse one-day shift in non-U.S. currency exchange rates were to occur. The model, which is based on a variance/co-variance methodology, incorporates historical currency price data and historical correlations in price movement among the currencies. All non-U.S. currency trading positions are included in the model.

Northern Trust's value at risk based on non-U.S. currency positions totaled $697 thousand and $544 thousand as of December 31, 2009 and 2008, respectively. Value at risk totals representing the average, high and low for 2009 were $360 thousand, $926 thousand and $137 thousand, respectively, with the average, high and low for 2008 being $548 thousand, $1.7 million and $132 thousand, respectively. These totals indicate the degree of risk inherent in non-U.S. currency dispositions as of year-end and during the year; however, it is not a prediction of an expected gain or loss. Actual future gains and losses will vary depending on market conditions and the size and duration of future non-U.S. currency positions. During 2009 and 2008, Northern Trust did not incur an actual trading loss in excess of the daily value at risk estimate.

Other Trading Activities. Market risk associated with other trading activities is negligible. Northern Trust is a party to various derivative financial instruments, most of which consist of interest rate swaps entered into to meet clients' interest risk management needs. When Northern Trust enters into such swaps, its policy is to mitigate the resulting market risk with an offsetting swap or with futures contracts. Northern Trust carries in its trading portfolio a small inventory of securities that are held for sale to its clients. The interest rate risk associated with these securities is insignificant.

Operational Risk Management

In providing its services, Northern Trust is exposed to operational risk which is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. Operational risk reflects the potential for inadequate information systems, operating problems, product design and delivery difficulties, or catastrophes to result in unexpected losses. Operational risk includes compliance, legal, and fiduciary risks, which under Northern Trust Corporation's risk structure are governed and managed explicitly. Northern Trust's success depends, in part, upon maintaining its reputation as a well managed institution with shareholders, existing and prospective clients, creditors and regulators.

In order to maintain this reputation, Northern Trust seeks to minimize the frequency and severity of operational losses associated with compliance and fiduciary matters, product, process, and technology failures, and business continuity.

Operational risk is mitigated through a system of internal controls and risk management practices that are designed to keep operational risk and operational losses at levels appropriate to Northern Trust's overall risk appetite and the inherent risk in the markets it operates. While operational risk controls are extensive, operational losses have and will continue to occur.

The Operational Risk Committee of Northern Trust provides independent oversight and is responsible for setting the Corporate Operational Risk Management Policy and developing the operational risk management framework and programs that support the coordination of operational risk activities to identify, monitor, manage and report on operational risk.

The Corporate Operational Risk function is the focal point for the operational risk management framework and works closely with the business units to achieve the goal of assuring proactive management of operational risk within Northern Trust. To further limit operational risks, committee structures have been established to draft, enforce, and monitor adherence to corporate policies and established procedures. Each business unit is responsible for complying with corporate policies and external regulations applicable to the unit, and is responsible for establishing specific procedures to do so. Northern Trust's internal auditors monitor the overall effectiveness of the system of internal controls on an ongoing basis.

FACTORS AFFECTING FUTURE RESULTS

This report contains statements that may be considered forward-looking, such as the statements relating to Northern Trust's financial goals, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results.

Forward-looking statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may fluctuate", "plan", "goal", "target", "strategy", and similar expressions or future or conditional verbs such as "may", "will", "should", "would", and "could." Forward-looking statements are Northern Trust's current estimates or expectations of future events or future results. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties including: the health of the U.S. and international economies and the health and soundness of the financial institutions and other counterparties with which Northern Trust conducts business; changes in financial markets, including debt and equity markets, that impact the value, liquidity, or credit ratings of financial assets in general, or financial assets in particular investment funds, client portfolios, or securities lending collateral pools, including those funds, portfolios, collateral pools, and other financial assets with respect to which Northern Trust has taken, or may in the future take, actions to provide asset value stability or additional liquidity, such as entry into capital support agreements and other client support actions; the impact of continuing disruption and stress in the financial markets, the effectiveness of governmental actions taken in response, and the effect of such governmental actions on Northern Trust, its competitors and counterparties, financial markets generally and availability of credit specifically, and the U.S. and international economies, including special deposit assessments or potentially higher FDIC premiums; changes in foreign exchange trading client volumes, fluctuations and volatility in foreign currency exchange rates, and Northern Trust's success in assessing and mitigating the risks arising from such changes, fluctuations and volatility; decline in the value of securities held in Northern Trust's investment portfolio, particularly asset-backed securities, the liquidity and pricing of which may be negatively impacted by periods of economic turmoil and financial market disruptions; uncertainties inherent in the complex and subjective judgments required to assess credit risk and establish appropriate reserves therefor; difficulties in measuring, or determining whether there is other-than-temporary impairment in, the value of securities held in Northern Trust's investment portfolio; Northern Trust's success in managing various risks inherent in its business, including credit risk, operational risk, interest rate risk and liquidity risk, particularly during times of economic uncertainty and volatility in the credit and other markets; geopolitical risks and the risks of extraordinary events such as natural disasters, terrorist events, war and the U.S. and other governments' responses to those events; the pace and extent of continued globalization of investment activity and growth in worldwide financial assets; regulatory and monetary policy developments; failure to obtain regulatory approvals when required; changes in tax laws, accounting requirements or interpretations and other legislation in the U.S. or other countries that could affect Northern Trust or its clients, including changes in accounting rules for fair value measurements and recognizing impairments; changes in the nature and activities of Northern Trust's competition, including increased consolidation within the financial services industry; Northern Trust's success in maintaining existing business and continuing to generate new business in its existing markets; Northern Trust's success in identifying and penetrating targeted markets, through acquisition, strategic alliance or otherwise; Northern Trust's success in integrating recent and future acquisitions and strategic alliances; Northern Trust's success in addressing the complex needs of a global client base across multiple time zones and from multiple locations, and managing compliance with legal, tax, regulatory and other requirements in areas of faster growth in its businesses, especially in immature markets; Northern Trust's ability to maintain a product mix that achieves acceptable margins; Northern Trust's ability to continue to generate investment results that satisfy its clients and continue to develop its array of investment products; Northern Trust's success in generating revenues in its securities lending business for itself and its clients, especially in periods of economic and financial market uncertainty; Northern Trust's success in recruiting and retaining the necessary personnel to support business growth and expansion and maintain sufficient expertise to support increasingly complex products and services; Northern Trust's ability, as products, methods of delivery, and client requirements change or become more complex, to continue to fund and accomplish innovation, improve risk management practices and controls, and address operating risks, including human errors or omissions, pricing or valuation of securities, fraud, systems performance or defects, systems interruptions, and breakdowns in processes or internal controls; Northern Trust's success in controlling expenses, particularly in a difficult economic environment; uncertainties inherent in Northern Trust's assumptions concerning its pension plan, including discount rates and expected contributions, returns and payouts; increased costs of compliance and other risks associated with changes in regulation and the current regulatory environment, including the requirements of the Basel II capital regime and areas of increased regulatory emphasis and oversight in the U.S. and other countries such as anti-money laundering, anti-bribery, and client privacy and the potential for substantial changes in the legal, regulatory and enforcement framework and oversight applicable to financial institutions in reaction to recent economic turmoil; risks and uncertainties inherent in the litigation and regulatory process, including the adequacy of contingent liability, tax, and other reserves; and the risk of events that could harm Northern Trust's reputation and so undermine the confidence of clients, counterparties, rating agencies, and stockholders.

Some of these and other risks and uncertainties that may affect future results are discussed in more detail in the section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" captioned "Risk Management" in the 2009 Annual Report to Shareholders (pages 51 – 62), in the section of the "Notes to Consolidated Financial Statements" in the 2009 Annual Report to Shareholders captioned "Note 23 – Contingent Liabilities" (page 99 and 100), in the sections of "Item 1 – Business" of the 2009 Annual Report on Form 10-K captioned "Government Monetary and Fiscal Polices," "Competition" and "Regulation and Supervision" (pages 2 – 11), and in "Item 1A – Risk Factors" of the 2009 Annual Report on Form 10-K (pages 25– 37). All forward-looking statements included in this report are based upon information presently available, and Northern Trust assumes no obligation to update any forward-looking statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Northern Trust Corporation (Northern Trust) is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

Management assessed Northern Trust's internal control over financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, Northern Trust maintained effective internal control over financial reporting, including maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Northern Trust, and policies and procedures that provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that receipts and expenditures of Northern Trust are being made only in accordance with authorizations of management and directors of Northern Trust. Additionally, KPMG LLP, the independent registered public accounting firm that audited Northern Trust's consolidated financial statements as of, and for the year ended, December 31, 2009, included in this Annual Report, has issued an attestation report (included herein on page 66) on the effectiveness of Northern Trust's internal control over financial reporting.

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:

We have audited Northern Trust Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Northern Trust Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on Northern Trust Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Northern Trust Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Northern Trust Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

CHICAGO, ILLINOIS
FEBRUARY 26, 2010

CONSOLIDATED BALANCE SHEET

($ In Millions Except Share Information)	DECEMBER 31 2009	2008
ASSETS		
Cash and Due from Banks	$ 2,491.8	$ 2,648.2
Federal Funds Sold and Securities Purchased under Agreements to Resell	250.0	169.0
Time Deposits with Banks	12,905.2	16,721.0
Federal Reserve Deposits and Other Interest-Bearing	14,973.0	9,403.8
Securities		
Available for Sale	17,462.1	14,414.4
Held to Maturity (Fair value – $1,185.7 in 2009 and $1,156.1 in 2008)	1,161.4	1,154.1
Trading Account	9.9	2.3
Total Securities	18,633.4	15,570.8
Loans and Leases		
Commercial and Other	16,998.0	20,374.0
Residential Mortgages	10,807.7	10,381.4
Total Loans and Leases (Net of unearned income – $486.0 in 2009 and $539.5 in 2008)	27,805.7	30,755.4
Reserve for Credit Losses Assigned to Loans and Leases	(309.2)	(229.1)
Buildings and Equipment	543.5	506.6
Client Security Settlement Receivables	794.8	709.3
Goodwill	401.6	389.4
Other Assets	3,651.7	5,409.2
Total Assets	$82,141.5	$82,053.6
LIABILITIES		
Deposits		
Demand and Other Noninterest-Bearing	$ 9,177.5	$11,823.6
Savings and Money Market	15,044.0	9,079.2
Savings Certificates	2,476.7	2,606.8
Other Time	1,524.5	801.6
Non-U.S. Offices – Noninterest-Bearing	2,305.8	2,855.7
– Interest-Bearing	27,752.8	35,239.5
Total Deposits	58,281.3	62,406.4
Federal Funds Purchased	6,649.8	1,783.5
Securities Sold under Agreements to Repurchase	1,037.5	1,529.1
Other Borrowings	2,078.3	736.7
Senior Notes	1,551.8	1,052.6
Long-Term Debt	2,837.8	3,293.4
Floating Rate Capital Debt	276.8	276.7
Other Liabilities	3,116.1	4,585.8
Total Liabilities	75,829.4	75,664.2
STOCKHOLDERS' EQUITY		
Preferred Stock – Series B (Net of discount – $74.7)	–	1,501.3
Common Stock, $1.66 2/3 Par Value; Authorized 560,000,000 shares; Outstanding 241,679,942 shares in 2009 and 223,263,132 shares in 2008	408.6	379.8
Additional Paid-in Capital	888.3	178.5
Retained Earnings	5,576.0	5,091.2
Accumulated Other Comprehensive Income	(361.6)	(494.9)
Treasury Stock (at cost – 3,491,582 shares in 2009 and 4,658,392 shares in 2008)	(199.2)	(266.5)
Total Stockholders' Equity	6,312.1	6,389.4
Total Liabilities and Stockholders' Equity	$82,141.5	$82,053.6

See accompanying notes to consolidated financial statements on pages 71-116.

CONSOLIDATED STATEMENT OF INCOME

($ In Millions Except Per Share Information)	2009	2008	2007
	FOR THE YEAR ENDED DECEMBER 31		
Noninterest Income			
Trust, Investment and Other Servicing Fees	$ 2,083.8	$ 2,134.9	$ 2,077.6
Foreign Exchange Trading Income	445.7	616.2	351.3
Security Commissions and Trading Income	62.4	77.0	67.6
Treasury Management Fees	81.8	72.8	65.3
Gain on Visa Share Redemption	–	167.9	–
Other Operating Income	136.8	186.9	95.3
Security Gains and (Losses), including Other-Than-Temporary-Impairment (OTTI) Losses, net	(90.1)	(56.3)	6.5
Less: Noncredit-Related Unrealized Losses on Securities OTTI	66.7	–	–
Total Investment Security Gains (Losses), net	(23.4)	(56.3)	6.5
Total Noninterest Income	2,787.1	3,199.4	2,663.6
Net Interest Income			
Interest Income	1,406.0	2,478.5	2,784.2
Interest Expense	406.2	1,399.4	1,938.8
Net Interest Income	999.8	1,079.1	845.4
Provision for Credit Losses	215.0	115.0	18.0
Net Interest Income after Provision for Credit Losses	784.8	964.1	827.4
Noninterest Expenses			
Compensation	1,099.7	1,133.1	1,038.2
Employee Benefits	242.1	223.4	234.9
Outside Services	424.5	413.8	386.2
Equipment and Software Expense	261.1	241.2	219.3
Occupancy Expense	170.8	166.1	156.5
Visa Indemnification Charges	(17.8)	(76.1)	150.0
Other Operating Expenses	136.3	786.3	245.1
Total Noninterest Expenses	2,316.7	2,887.8	2,430.2
Income before Income Taxes	1,255.2	1,275.7	1,060.8
Provision for Income Taxes	391.0	480.9	333.9
Net Income	$ 864.2	$ 794.8	$ 726.9
Net Income Applicable to Common Stock	$ 753.1	$ 782.8	$ 726.9
Per Common Share			
Net Income – Basic	$ 3.18	$ 3.51	$ 3.28
– Diluted	3.16	3.47	3.23
Cash Dividends Declared	1.12	1.12	1.03
Average Number of Common Shares Outstanding – Basic	235,511,879	221,446,382	219,680,628
– Diluted	236,416,029	224,053,430	223,079,180

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In Millions)	2009	2008	2007
	FOR THE YEAR ENDED DECEMBER 31		
Net Income	$ 864.2	$ 794.8	$ 726.9
Cumulative Effect Adjustment from New Accounting Standard	(9.5)	–	–
Other Comprehensive Income (Loss) (Net of tax and reclassifications)			
Net Unrealized Gains (Losses) on Securities Available for Sale	180.7	(184.2)	(33.2)
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	(5.5)	(17.7)	(5.2)
Foreign Currency Translation Adjustments	(1.5)	(8.4)	2.7
Pension and Other Postretirement Benefit Adjustments	(30.9)	(194.3)	94.0
Other Comprehensive Income (Loss)	133.3	(404.6)	58.3
Comprehensive Income	$ 997.5	$ 390.2	$ 785.2

See accompanying notes to consolidated financial statements on pages 71-116.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2009	2008	2007
PREFERRED STOCK			
Balance at January 1	$ 1,501.3	$ –	$ –
Preferred Stock Issuance, Series B	–	1,499.6	–
Redemption of Preferred Stock, Series B	(1,576.0)	–	–
Discount Accretion – Preferred Stock	74.7	1.7	–
Balance at December 31	–	1,501.3	–
COMMON STOCK			
Balance at January 1	379.8	379.8	379.8
Common Stock Issuance	28.8	–	–
Balance at December 31	408.6	379.8	379.8
ADDITIONAL PAID-IN CAPITAL			
Balance at January 1	178.5	69.1	30.9
Common Stock Issuance	805.3	–	–
Issuance of Warrant to Purchase Common Stock	–	76.4	–
Repurchase of Warrant to Purchase Common Stock	(87.0)	–	–
Treasury Stock Transaction – Stock Options and Awards	(39.1)	(46.1)	(45.3)
Stock-Based Awards – Amortization	26.4	44.1	38.4
Stock-Based Awards – Tax Benefits	4.2	35.0	45.1
Balance at December 31	888.3	178.5	69.1
RETAINED EARNINGS			
Balance at January 1, as Previously Reported	5,091.2	4,556.2	4,131.2
April 1 Cumulative Effect of Applying FSP FAS 115-2 (ASC 320-10)	9.5	–	–
Cumulative Effect of Applying FSP 13-2 (ASC 840-30)	–	–	(73.4)
Change in Measurement Date of Postretirement Plans	–	(7.4)	–
Balance at January 1, as Adjusted	5,100.7	4,548.8	4,057.8
Net Income	864.2	794.8	726.9
Dividends Declared – Common Stock	(267.6)	(250.7)	(228.5)
Dividends Declared – Preferred Stock	(46.6)	–	–
Discount Accretion – Preferred Stock	(74.7)	(1.7)	–
Balance at December 31	5,576.0	5,091.2	4,556.2
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance at January 1	(494.9)	(90.3)	(148.6)
April 1 Cumulative Effect of Applying FSP FAS 115-2 (ASC 320-10)	(9.5)	–	–
Other Comprehensive Income (Loss)	142.8	(404.6)	58.3
Balance at December 31	(361.6)	(494.9)	(90.3)
TREASURY STOCK			
Balance at January 1	(266.5)	(405.7)	(449.4)
Stock Options and Awards	81.1	214.3	262.6
Stock Purchased	(13.8)	(75.1)	(218.9)
Balance at December 31	(199.2)	(266.5)	(405.7)
Total Stockholders' Equity At December 31	$ 6,312.1	$6,389.4	$4,509.1

See accompanying notes to consolidated financial statements on pages 71-116.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 864.2	$ 794.8	$ 726.9
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Investment Security (Gains) Losses, net	23.4	56.3	(6.5)
Amortization and Accretion of Securities and Unearned Income	(50.4)	(20.3)	(256.1)
Provision for Credit Losses	215.0	115.0	18.0
Depreciation on Buildings and Equipment	95.7	87.6	84.8
Amortization of Computer Software	131.8	115.0	105.7
Amortization of Intangibles	16.2	17.8	20.9
Client Support Related Charges (Benefit)	(109.3)	320.3	–
Capital Support Agreement Payments	(204.8)	–	–
Increase (Decrease) in Accrued Income Taxes	29.4	(220.0)	(137.9)
Qualified Pension Plan Contributions	(175.0)	(110.0)	–
Visa Indemnification Charges (Benefit)	(17.8)	(76.1)	150.0
Excess Tax Benefits from Stock Incentive Plans	(4.2)	(35.0)	(45.1)
Deferred Income Tax Provision	215.8	(60.7)	(70.3)
Net (Increase) Decrease in Trading Account Securities	(7.6)	.8	5.5
(Increase) Decrease in Receivables	65.3	81.5	(86.1)
Increase (Decrease) in Interest Payable	(13.8)	(1.0)	3.4
Other Operating Activities, net	(59.2)	(210.7)	367.5
Net Cash Provided by Operating Activities	1,014.7	855.3	880.7
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (Increase) Decrease in Federal Funds Sold and Securities Purchased under Agreements to Resell	(81.0)	3,621.7	(2,491.0)
Net (Increase) Decrease in Time Deposits with Banks	3,815.8	4,539.0	(5,791.3)
Net (Increase) Decrease in Federal Reserve Deposits and Other Interest-Bearing Assets	(5,569.2)	(9,382.3)	.4
Purchases of Securities – Held to Maturity	(220.9)	(194.0)	(122.0)
Proceeds from Maturity and Redemption of Securities – Held to Maturity	219.2	188.9	93.4
Purchases of Securities – Available for Sale	(14,053.0)	(15,324.0)	(55,043.7)
Proceeds from Sale, Maturity and Redemption of Securities – Available for Sale	11,925.9	8,267.1	58,718.8
Net Increase (Decrease) in Loans and Leases	2,832.7	(5,422.8)	(2,787.8)
Purchases of Buildings and Equipment, net	(132.6)	(102.3)	(89.5)
Purchases and Development of Computer Software	(181.6)	(205.7)	(164.0)
Net Increase in Client Security Settlement Receivables	(85.5)	(146.2)	(223.8)
Decrease in Cash Due to Acquisitions	–	(8.6)	–
Other Investing Activities, net	(148.4)	(178.0)	431.3
Net Cash Used in Investing Activities	(1,678.6)	(14,347.2)	(7,469.2)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Increase (Decrease) in Deposits	(4,125.1)	11,193.3	7,392.9
Net Increase (Decrease) in Federal Funds Purchased	4,866.3	317.7	(1,355.8)
Net Decrease in Securities Sold under Agreements to Repurchase	(491.6)	(234.5)	(187.1)
Net Increase (Decrease) in Short-Term Other Borrowings	626.3	(1,809.1)	(894.1)
Proceeds from Term Federal Funds Purchased	17,933.4	1,989.9	247.5
Repayments of Term Federal Funds Purchased	(17,217.4)	(1,553.9)	(221.5)
Proceeds from Senior Notes & Long-Term Debt	500.0	1,864.8	2,034.9
Repayments of Senior Notes & Long-Term Debt	(422.4)	(867.0)	(1,460.7)
Treasury Stock Purchased	(10.7)	(68.3)	(213.0)
Net Proceeds from Stock Options	38.9	161.9	204.8
Excess Tax Benefits from Stock Incentive Plans	4.2	35.0	45.1
Cash Dividends Paid on Common Stock	(260.3)	(247.7)	(219.5)
Proceeds from Common Stock Issuance	834.1	–	–
Cash Dividends Paid on Preferred Stock	(46.6)	–	–
Redemption of Preferred Stock – Series B	(1,576.0)	–	–
Repurchase of Warrant to Purchase Common Stock	(87.0)	–	–
Proceeds from Preferred Stock – Series B and Warrant to Purchase Common Stock	–	1,576.0	–
Other Financing Activities, net	(144.9)	18.0	86.9
Net Cash Provided by Financing Activities	421.2	12,376.1	5,460.4
Effect of Foreign Currency Exchange Rates on Cash	86.3	(157.6)	88.7
Decrease in Cash and Due from Banks	(156.4)	(1,273.4)	(1,039.4)
Cash and Due from Banks at Beginning of Year	2,648.2	3,921.6	4,961.0
Cash and Due from Banks at End of Year	$ 2,491.8	$ 2,648.2	$ 3,921.6
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest Paid	$ 420.0	$ 1,400.4	$ 1,882.7
Income Taxes Paid	409.6	485.1	368.0

See accompanying notes to consolidated financial statements on pages 71-116.

Note 1 – Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and reporting practices prescribed for the banking industry. A description of the more significant accounting policies follows:

A. Basis of Presentation. The consolidated financial statements include the accounts of Northern Trust Corporation (Corporation) and its wholly-owned subsidiary, The Northern Trust Company (Bank), and their wholly-owned subsidiaries. Throughout the notes, the term "Northern Trust" refers to the Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. The consolidated statement of income includes results of acquired subsidiaries from the dates of acquisition. Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the consolidated financial statements through February 26, 2010, the date of the filing of the consolidated financial statements with the Securities and Exchange Commission.

B. Nature of Operations. The Corporation is a financial holding company under the Gramm-Leach-Bliley Act. The Bank is an Illinois banking corporation headquartered in Chicago and the Corporation's principal subsidiary. The Corporation conducts business in the United States (U.S.) and internationally through the Bank, a national bank subsidiary, a federal savings bank subsidiary, trust companies, and various other U.S. and non-U.S. subsidiaries.

Northern Trust generates the majority of its revenues from its two primary business units: Corporate and Institutional Services (C&IS) and Personal Financial Services (PFS). Investment management services and products are provided to C&IS and PFS through a third business unit, Northern Trust Global Investments (NTGI). Operating and systems support for these business units is provided by a fourth business unit, Operations and Technology (O&T).

The C&IS business unit provides asset servicing, asset management, and related services to corporate and public retirement funds, foundations, endowments, fund managers, insurance companies, and government funds; a full range of commercial banking services to large and mid-sized corporations and financial institutions; and foreign exchange services. C&IS client relationships are managed through the Bank and the Bank's and the Corporation's subsidiaries, including support from international locations in North America, Europe, the Asia-Pacific region and the Middle East.

The PFS business unit provides personal trust, investment management, custody, and philanthropic services; financial consulting; wealth management and family office services; guardianship and estate administration; brokerage services; and private and business banking. PFS focuses on high net worth individuals and families, business owners, executives, professionals, retirees, and established privately-held businesses in its target markets. PFS services are delivered through a network of 79 offices in 18 U.S. states as well as offices in London and Guernsey.

C. Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Foreign Currency Translation. Asset and liability accounts denominated in nonfunctional currencies are remeasured into functional currencies at period end rates of exchange, except for buildings and equipment which are remeasured at exchange rates in effect at the date of acquisition. Results from remeasurement of assets and liability accounts are reported in other operating income. Income and expense accounts are remeasured at period average rates of exchange.

Asset and liability accounts of entities with functional currencies that are not the U.S. dollar are translated at period end rates of exchange. Income and expense accounts are translated at period average rates of exchange. Translation adjustments, net of applicable taxes, are reported directly to accumulated other comprehensive income, a component of stockholders' equity.

E. Securities. ***Securities Available for Sale*** are reported at fair value, with unrealized gains and losses credited or charged, net of the tax effect, to accumulated other comprehensive income, a component of stockholders' equity. Realized gains and losses on securities available for sale are determined on a specific identification basis and are reported in the consolidated statement of income as investment security gains (losses), net. Interest income is recorded on the accrual basis, adjusted for the amortization of premium and accretion of discount.

Securities Held to Maturity consist of debt securities that management intends to, and Northern Trust has the ability to, hold until maturity. Such securities are reported at cost, adjusted for amortization of premium and accretion of discount. Interest income is recorded on the accrual basis adjusted for the amortization of premium and accretion of discount.

Securities Held for Trading are stated at fair value. Realized and unrealized gains and losses on securities held for trading are reported in the consolidated statement of income under security commissions and trading income.

Other-Than-Temporary Impairment. In April 2009, the Financial Accounting Standards Board (FASB) issued a new accounting standard which amended the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expanded the financial statement disclosures required for OTTI of debt and equity securities. Northern Trust adopted the new standard in the second quarter of 2009.

Under the new standard, a security is considered to be other-than-temporarily impaired if the present value of cash flows expected to be collected are less than the security's amortized cost basis (the difference being defined as the credit loss) or if the fair value of the security is less than the security's amortized cost basis and the investor intends, or more-likely-than-not will be required, to sell the security before recovery of the security's amortized cost basis. If an OTTI exists, the charge to earnings is limited to the amount of credit loss if the investor does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security's amortized cost basis. Any remaining difference between fair value and amortized cost is recognized in accumulated other comprehensive income (AOCI), a component of stockholders' equity, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings.

The new standard required an entity to initially apply its provisions to previously recognized OTTI of debt securities held as of the date of adoption (those securities that the entity does not intend to sell, and will not more likely than not be required to sell, before recovery in value), by recording a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the non-credit component of the previous OTTI to AOCI from retained earnings. The cumulative effect of the non-credit component of Northern Trust's previously recognized OTTI of applicable debt securities held as of the April 1, 2009 date of adoption was $15.0 million ($9.5 million after-tax).

Security impairment reviews are conducted quarterly to identify and evaluate securities that have indications of possible OTTI. The determination as to whether a security's decline in market value is other-than-temporary takes into consideration numerous factors and the relative significance of any single factor can vary by security. Factors Northern Trust considers in determining whether impairment is other-than-temporary include, but are not limited to, the length of time which the security has been impaired; the severity of the impairment; the cause of the impairment; the financial condition and near-term prospects of the issuer; activity in the market of the issuer which may indicate adverse credit conditions; and Northern Trust's ability and intent not to sell, and the likelihood that it will not be required to sell, the security for a period of time sufficient to allow for the recovery of the security's amortized cost basis.

F. Derivative Financial Instruments. Northern Trust is a party to various derivative instruments that are used in the normal course of business to meet the needs of its clients; as part of its trading activity for its own account; and as part of its risk management activities. These instruments include foreign exchange contracts, interest rate contracts, and credit default swap contracts. Derivative financial instruments are recorded on the consolidated balance sheet at fair value within other assets and liabilities. Derivative asset and liability positions with the same counterparty are reflected on a net basis in cases where legally enforceable master netting agreements exist. Derivative assets and liabilities are further reduced by cash collateral received from, and deposited with, derivative counterparties. The accounting for changes in the fair value of a derivative in the consolidated statement of income depends on whether the contract has been designated as a hedge and qualifies for hedge accounting under GAAP.

Changes in the fair value of client and trading derivative instruments and derivatives entered into for risk management purposes that have not been designated as hedges are recognized currently in either foreign exchange trading or other operating income. Certain derivative instruments used by Northern Trust to manage risk are formally designated and qualify for hedge accounting as fair value, cash flow, or net investment hedges.

Derivatives designated as fair value hedges are used to limit Northern Trust's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. Changes in the fair value of fair value hedges are recognized currently in income. For fair value hedges, Northern Trust applies the "shortcut" method of accounting, available under

GAAP, which assumes there is no ineffectiveness in a hedge. As a result, changes recorded in the fair value of the hedged item are equal to the offsetting gain or loss on the derivative and are reflected in the same line item.

Derivatives designated as cash flow hedges are used to minimize the variability in cash flows of earning assets or forecasted transactions caused by movements in interest or foreign exchange rates. The effective portion of changes in the fair value of a cash flow hedge is recognized in AOCI. When the hedged forecasted transaction impacts earnings, balances in AOCI are reclassified to the same income or expense classification as the hedged item. Northern Trust applies the "shortcut" method of accounting for cash flow hedges of available for sale securities. For cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions, Northern Trust utilizes the dollar-offset method, a "long-haul" method of accounting under GAAP, in assessing whether these hedging relationships are highly effective at inception and on an ongoing basis. Any ineffectiveness is recognized currently in earnings.

Foreign exchange contracts and qualifying non-derivative instruments designated as net investment hedges are used to minimize Northern Trust's exposure to variability in the foreign currency translation of net investments in non-U.S. branches and subsidiaries. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCI consistent with the related translation gains and losses. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to eliminate hedge ineffectiveness.

Fair value, cash flow, and net investment hedge derivatives are designated and formally documented as such contemporaneous with the transaction. The formal documentation describes the hedge relationship and identifies the hedging instruments and hedged items. Included in the documentation is a discussion of the risk management objectives and strategies for undertaking such hedges, as well as a description of the method for assessing hedge effectiveness at inception and on an ongoing basis. A formal assessment is performed on a calendar quarter basis to verify that derivatives used in hedging transactions continue to be highly effective as offsets to changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, is terminated or sold, or if Northern Trust removes the derivative's hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange trading or other operating income. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in OCI and is reclassified to earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized over the remaining life of the hedged item.

G. Loans and Leases. Loans that are held for investment are reported at the principal amount outstanding, net of unearned income. Residential real estate loans classified as held for sale are reported at the lower of aggregate cost or market value. Loan commitments for residential real estate loans that will be classified as held for sale at the time of funding and which have an interest-rate lock are recorded on the balance sheet at fair value with subsequent gains or losses recognized as other operating income. Unrealized gains on these loan commitments are reported as other assets, with unrealized losses reported as other liabilities. Other unfunded loan commitments that are not held for sale are carried at the amount of unamortized fees with a reserve for credit loss liability recognized for any probable losses.

Interest income on loans is recorded on an accrual basis unless, in the opinion of management, there is a question as to the ability of the debtor to meet the terms of the loan agreement, or interest or principal is more than 90 days contractually past due and the loan is not well-secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest accrued but not collected is reversed against interest income of the current period. Loans are returned to accrual status when factors indicating doubtful collectibility no longer exist. Interest collected on nonaccrual loans is applied to principal unless, in the opinion of management, collectibility of principal is not in doubt.

A loan is considered to be impaired when, based on current information and events, management determines that it is probable that Northern Trust will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is also impaired if its terms have been modified as a concession resulting from the debtor's financial difficulties, referred to as a troubled debt restructuring. Impaired loans are measured based upon the loan's market price, the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, a specific reserve is established for the difference.

Premiums and discounts on loans are recognized as an adjustment of yield using the interest method based on the contractual terms of the loan. Commitment fees that are considered to be an adjustment to the loan yield, loan origination fees and certain direct costs are deferred and accounted for as an adjustment to the yield.

Unearned lease income from direct financing and leveraged leases is recognized using the interest method. This method provides a constant rate of return on the unrecovered investment over the life of the lease. The rate of return and the allocation of income over the lease term are recalculated from the inception of the lease if during the lease term assumptions regarding the amount or timing of estimated cash flows change. Lease residual values are established at the inception of the lease based on in-house valuations and market analyses provided by outside parties. Lease residual values are reviewed at least annually for other than temporary impairment. A decline in the estimated residual value of a leased asset determined to be other than temporary would be recorded in the period in which the decline is identified as a reduction of interest income for leveraged leases and a reduction of other operating income for direct financing leases.

H. Reserve for Credit Losses. The reserve for credit losses represents management's estimate of probable losses which have occurred as of the date of the financial statements. The loan and lease portfolio and other lending related credit exposures are regularly reviewed to evaluate the adequacy of the reserve for credit losses. In determining the level of the reserve, Northern Trust evaluates the reserve necessary for specific nonperforming loans and also estimates losses inherent in other credit exposures. The result is a reserve with the following components:

Specific Reserve. The amount of specific reserves is determined through a loan-by-loan analysis of impaired loans that considers expected future cash flows, the value of collateral and other factors that may impact the borrower's ability to pay.

Inherent Reserve. The amount of inherent loss reserves is based primarily on reserve factors which incorporate management's evaluation of historical charge-off experience and various qualitative factors such as management's evaluation of economic and business conditions and changes in the character and size of the loan portfolio. Reserve factors are applied to loan and lease credit exposures aggregated by shared risk characteristics and are reviewed quarterly by Northern Trust's Loan Loss Reserve Committees which include representatives from Credit Policy, business unit management, and Corporate Financial Management.

Loans, leases and other extensions of credit deemed uncollectible are charged to the reserve for credit losses. Subsequent recoveries, if any, are credited to the reserve. The provision for credit losses, which is charged to income, is the amount necessary to adjust the reserve for credit losses to the level determined through the above process. Actual losses may vary from current estimates and the amount of the provision for credit losses may be either greater than or less than actual net charge-offs.

Although Northern Trust analyzes its exposure to credit losses from both on- and off-balance sheet activity as one process, the portion of the reserve assigned to loans and leases is reported as a contra asset, directly following loans and leases in the consolidated balance sheet. The portion of the reserve assigned to unfunded commitments and standby letters of credit is reported in other liabilities for financial reporting purposes.

I. Standby Letters of Credit. Fees on standby letters of credit are recognized in other operating income on the straight-line method over the lives of the underlying agreements. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments.

J. Buildings and Equipment. Buildings and equipment owned are carried at original cost less accumulated depreciation. The charge for depreciation is computed on the straight-line method based on the following range of lives: buildings – 10 to 30 years; equipment – 3 to 10 years; and leasehold improvements – the shorter of the lease term or 15 years. Leased properties meeting certain criteria are capitalized and amortized using the straight-line method over the lease period.

K. Other Real Estate Owned (OREO). OREO is comprised of commercial and residential real estate properties acquired in partial or total satisfaction of problem loans. OREO assets are carried at the lower of cost or fair value in other assets in the consolidated balance sheet. Losses identified at the time of acquisition of such properties are charged against the reserve for credit losses assigned to loans and leases. Subsequent write-downs that may be required to the carrying value of these assets and losses realized from asset sales are charged to other operating expenses.

L. Intangible Assets. Separately identifiable acquired intangible assets are amortized over their estimated useful lives, primarily on a straight-line basis. Goodwill is not subject to amortization. Purchased software and allowable internal costs, including compensation relating to software developed for internal use, are capitalized. Software is being amortized using the straight-line method over the estimated useful life of the asset, generally ranging from 3 to 10 years.

Intangible assets are reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

M. Assets Under Custody and Assets Under Management. Assets held in fiduciary or agency capacities are not included in the consolidated balance sheet, since such items are not assets of Northern Trust.

N. Trust, Investment and Other Servicing Fees. Trust, investment and other servicing fees are recorded on the accrual basis, over the period in which the service is provided. Fees are a function of the market value of assets custodied, managed and serviced, the volume of transactions, securities lending volume and spreads, and fees for other services rendered, as set forth in the underlying client agreement. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes.

Securities lending fees are also impacted by Northern Trust's share of unrealized investment gains and losses in one investment fund, used in our securities lending activities, that is accounted for at fair value. Certain investment management fee arrangements also may provide performance fees that are based on client portfolio returns exceeding predetermined levels. Northern Trust adheres to a policy in which it does not record any performance-based fee income until the end of the contract year, thereby eliminating the potential that revenue will be recognized in one quarter and reversed in a future quarter. Therefore, Northern Trust does not record any revenue under incentive fee programs that is at risk due to future performance contingencies. These arrangements often contain similar terms for the payment of performance-based fees to sub-advisors. The accounting for these performance-based expenses matches the treatment for the related performance-based revenues.

Client reimbursed out-of-pocket expenses that are an extension of existing services that are being rendered are recorded on a gross basis as revenue.

O. Client Security Settlement Receivables. These receivables represent other collection items presented on behalf of custody clients.

P. Income Taxes. Northern Trust follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

Tax positions taken or expected to be taken on a tax return are evaluated based on their likelihood of being sustained upon examination by tax authorities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the consolidated financial statements. Northern Trust recognizes any interest and penalties related to unrecognized tax benefits in the provision for income taxes.

Q. Cash Flow Statements. Cash and cash equivalents have been defined as "Cash and Due from Banks".

R. Pension and Other Postretirement Benefits. Northern Trust records the funded status of its defined benefit pension and other postretirement plans on the consolidated balance sheet. Prepaid pension benefits are reported in other assets and unfunded pension and postretirement benefit liabilities are reported in other liabilities. Plan assets and benefit obligations are measured annually. In accordance with revised accounting requirements under GAAP, Northern Trust moved to a December 31 measurement date in 2008, from the September 30 measurement date used in prior years. Pension costs are recognized ratably over the estimated working lifetime of eligible participants.

S. Stock-Based Compensation Plans. Northern Trust recognizes as compensation expense the grant-date fair value of stock options and other equity-based compensation granted to employees within the income statement using a fair-value-based method. The fair values of stock and stock unit awards, including performance stock unit awards and director awards, are based on the price of the Corporation's stock on the date of grant. The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model. The model utilizes weighted-average assumptions regarding the period of time that options granted are expected to be outstanding (expected term) based primarily on the historical exercise behavior attributable to previous option grants, the estimated yield from dividends paid on the Corporation's stock over the expected term of the options, the expected volatility of Northern Trust's stock price over a period equal to the expected term of the options, and a risk free interest rate based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

Compensation expense for share-based award grants with terms that provide for a graded vesting schedule, whereby portions of the award vest in increments over the requisite service period, are recognized on a straight-line basis over the requisite service period for the entire award. Northern Trust does not include an estimate of future forfeitures in its recognition of stock-based compensation as historical forfeitures have not been significant. Stock-based compensation is adjusted based on forfeitures as they occur. Dividend equivalents are paid on stock units on a current basis prior to vesting and distribution. Cash flows resulting from the realization of tax deductions from the exercise of stock options in excess of the compensation cost recognized (excess tax benefits) are classified as financing cash flows.

Note 2 – Recent Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 166, "Accounting for Transfers of Financial Assets – amendment of FASB Statement No. 140" (FASB Accounting Standards Codification (ASC) Topic 860, "Transfers and Servicing"). SFAS No. 166 amends SFAS No. 140 to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. Adoption of SFAS No. 166 as of January 1, 2010 did not impact Northern Trust's consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (FASB ASC Topic 810, "Consolidations"). SFAS No. 167 significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. SFAS No. 167 also addresses the effect of changes required by SFAS No. 166 on FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FASB ASC Topic 860, "Transfers and Servicing"), and concerns regarding the application of certain provisions of Interpretation No. 46(R), including concerns that the accounting and disclosures under the Interpretation do not always provide timely and useful information about an entity's involvement in a variable interest entity. In February 2010, the FASB finalized a deferral of SFAS 167 for asset managers, allowing asset managers to continue applying existing consolidation accounting guidance to entities that are either money market funds or other funds that prepare financial statements in accordance with the AICPA Investment Company Guide (or having attributes similar to these entities). Adoption of SFAS No. 167 as of January 1, 2010 did not impact Northern Trust's consolidated financial position or results of operations.

In January 2010, the FASB issued Accounting Standard Update (ASU) 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 requires new disclosures regarding transfers into or out of Level 1 and Level 2 and requires that an entity present separately information about Level 3 purchases, sales, issuances, and settlements. ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation that an entity should provide in its fair value disclosures and the level of detail an entity should disclose about the valuation techniques and inputs used in its fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements, which are effective for interim and annual reporting periods beginning after December 15, 2010. Since ASU 2010-06 addresses financial statement disclosures only, adoptions of its provisions, effective January 1, 2010 and 2011, will not impact Northern Trust's consolidated financial position or results of operations.

Note 3 – Securities

Securities Available for Sale. The following tables summarize the amortized cost, fair values, and remaining maturities of securities available for sale.

RECONCILIATION OF AMORTIZED COST TO FAIR VALUES OF SECURITIES AVAILABLE FOR SALE

(In Millions)	DECEMBER 31, 2009 AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government	$ 74.0	$ –	$ –	$ 74.0
Obligations of States and Political Subdivisions	45.6	1.4	–	47.0
Government Sponsored Agency	12,278.9	58.9	12.4	12,325.4
Corporate Debt	2,820.2	7.7	5.8	2,822.1
Residential Mortgage-Backed	439.7	–	125.7	314.0
Other Asset-Backed	1,183.8	.5	3.0	1,181.3
Auction Rate	409.7	18.2	.2	427.7
Other	270.6	–	–	270.6
Total	$17,522.5	$86.7	$147.1	$17,462.1

(In Millions)	DECEMBER 31, 2008 AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government	$ 19.8	$ .1	$ –	$ 19.9
Obligations of States and Political Subdivisions	30.5	1.1	–	31.6
Government Sponsored Agency	11,256.4	37.7	32.7	11,261.4
Corporate Debt	743.7	.9	5.0	739.6
Residential Mortgage-Backed	638.3	1.7	200.7	439.3
Other Asset-Backed	1,241.0	–	107.7	1,133.3
Auction Rate	467.0	–	13.9	453.1
Other	336.2	–	–	336.2
Total	$14,732.9	$41.5	$360.0	$14,414.4

REMAINING MATURITY OF SECURITIES AVAILABLE FOR SALE

(In Millions)	DECEMBER 31, 2009 AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ 7,106.8	$ 7,071.0
Due After One Year Through Five Years	9,623.1	9,611.9
Due After Five Years Through Ten Years	406.2	398.1
Due After Ten Years	386.4	381.1
Total	$17,522.5	$17,462.1

Asset-backed and government sponsored agency mortgage-backed securities are included in the above table taking into account anticipated future prepayments.

Auction Rate Securities Purchase Program. Although not obligated to do so, in 2008 Northern Trust initiated a program to purchase at par value certain illiquid auction rate securities held for clients under investment discretion or that were acquired by clients from Northern Trust's affiliated broker/dealer. A $54.6 million charge was recorded in 2008 within other operating expenses reflecting differences between the securities' par values and estimated purchase date fair market values. Purchased securities were designated as available for sale and subsequent to their purchase are reported at fair value with unrealized gains and losses credited or charged, net of the tax effect, to AOCI.

Federal Reserve and Federal Home Loan Bank Stock. Stock in Federal Reserve and Federal Home Loan Banks, included at cost within other securities available for sale above, totaled $42.6 million and $147.0 million, respectively, as of December 31, 2009, and $27.6 million and $144.1 million, respectively, as of December 31, 2008. Since October 2007, the Federal Home Loan Bank of Chicago (FHLBC) has been under a consensual cease and desist order with its regulator, the Federal Housing Finance Board (Finance Board). Under the terms of the order, capital stock repurchases, redemptions of FHLBC stock, and dividend declarations are subject to prior written approval from the Finance Board, and the FHLBC has not declared or paid a dividend since the third quarter of 2007. FHLBC stock totaled $65.8 million and $64.9 million at December 31, 2009 and 2008, respectively, all of which management believes will ultimately be recovered.

Securities Held to Maturity. The following tables summarize the book values, fair values and remaining maturities of securities held to maturity.

RECONCILIATION OF BOOK VALUES TO FAIR VALUES OF SECURITIES HELD TO MATURITY

	DECEMBER 31, 2009			
(In Millions)	BOOK VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Obligations of States and Political Subdivisions	$ 692.6	$34.5	$ .6	$ 726.5
Government Sponsored Agency	114.6	2.4	.2	116.8
Other	354.2	–	11.8	342.4
Total	$1,161.4	$36.9	$12.6	$1,185.7

	DECEMBER 31, 2008			
(In Millions)	BOOK VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Obligations of States and Political Subdivisions	$ 791.2	$28.6	$ .5	$ 819.3
Government Sponsored Agency	55.0	1.1	–	56.1
Other	307.9	.2	27.4	280.7
Total	$1,154.1	$29.9	$27.9	$1,156.1

REMAINING MATURITY OF SECURITIES HELD TO MATURITY

	DECEMBER 31, 2009	
(In Millions)	BOOK VALUE	FAIR VALUE
Due in One Year or Less	$ 184.6	$ 185.7
Due After One Year Through Five Years	427.1	439.3
Due After Five Years Through Ten Years	486.6	502.4
Due After Ten Years	63.1	58.3
Total	$1,161.4	$1,185.7

Government sponsored agency mortgage-backed securities are included in the above table taking into account anticipated future prepayments.

Investment Security Gains and Losses. Losses totaling $26.7 million and $61.3 million were recognized in 2009 and 2008, respectively, in connection with the write-down of residential mortgage-backed securities with a total original amortized cost basis of $214.1 million and $89.3 million, respectively, that were determined to be other-than-temporarily impaired. There were no realized security losses in 2007. Realized security gains totaled $3.3 million, $5.0 million, and $6.5 million in 2009, 2008, and 2007, respectively.

Securities with Unrealized Losses. The following tables provide information regarding securities that have been in a continuous unrealized loss position for less than 12 months and for 12 months or longer as of December 31, 2009 and December 31, 2008.

Securities with Unrealized Losses as of December 31, 2009

(In Millions)	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Obligations of States and Political Subdivisions	$ 7.7	$ .2	$ 2.6	$ .4	$ 10.3	$ .6
Government Sponsored Agency	810.6	3.0	523.3	9.6	1,333.9	12.6
Corporate Debt	1,220.7	5.8	–	–	1,220.7	5.8
Residential Mortgage-Backed	.5	1.5	313.5	124.2	314.0	125.7
Other Asset-Backed	222.1	.5	570.1	2.5	792.2	3.0
Auction Rate	7.0	.2	–	–	7.0	.2
Other	4.1	2.7	34.0	9.1	38.1	11.8
Total	$2,272.7	$13.9	$1,443.5	$145.8	$3,716.2	$159.7

Securities with Unrealized Losses as of December 31, 2008

(In Millions)	LESS THAN 12 MONTHS		12 MONTHS OR LONGER		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Obligations of States and Political Subdivisions	$ 13.0	$ .2	$ 3.6	$ .3	$ 16.6	$ .5
Government Sponsored Agency	4,956.5	26.9	160.9	5.8	5,117.4	32.7
Corporate Debt	271.3	3.5	23.4	1.5	294.7	5.0
Residential Mortgage-Backed	56.8	11.6	379.4	189.1	436.2	200.7
Other Asset-Backed	471.8	35.5	661.5	72.2	1,133.3	107.7
Auction Rate	445.8	13.9	–	–	445.8	13.9
Other	7.4	7.1	28.3	20.3	35.7	27.4
Total	$6,222.6	$98.7	$1,257.1	$289.2	$7,479.7	$387.9

As of December 31, 2009, 223 securities with a combined fair value of $3.7 billion were in an unrealized loss position, with their unrealized losses totaling $159.7 million. The majority of the unrealized losses reflect the impact of widened credit and liquidity spreads on the valuations of residential mortgage-backed securities with unrealized losses totaling $125.7 million. Of these, 33 securities with total unrealized losses of $124.2 million have been in an unrealized loss position for more than 12 months. Residential mortgage-backed securities rated below double-A, which represented 75% of total residential mortgage-backed securities, had a total amortized cost and fair value of $303.6 million and $192.5 million, respectively, and were comprised primarily of subprime and Alt-A securities. Securities classified as "other asset-backed" at December 31, 2009 were predominantly floating rate, with average lives less than 5 years, and 100% were rated triple-A.

Unrealized losses of $12.6 million related to government sponsored agency securities are primarily attributable to widened credit spreads since their purchase. The majority of the $11.8 million of unrealized losses in securities classified as "other" at December 31, 2009 relate to securities which Northern Trust purchases for compliance with the Community Reinvestment Act (CRA). Unrealized losses on these CRA related other securities are attributable to their purchase at below market rates for the purpose of supporting institutions and programs that benefit low to moderate income communities within Northern Trust's market area. Unrealized losses of $.2 million related to auction rate securities primarily reflect reduced market liquidity as a majority of auctions continue to fail preventing holders from liquidating their investments at par. Unrealized losses of $5.8 million within corporate debt securities primarily reflect widened credit spreads; 96% of the corporate debt portfolio is backed by guarantees provided by U.S. and non-U.S. governmental entities. The remaining unrealized losses on Northern Trust's securities portfolio as of December 31, 2009 are attributable to changes in overall market interest rates, increased credit spreads, and reduced market liquidity.

As described in Note 1 – Significant Accounting Policies, a critical component of Northern Trust's evaluation for OTTI in debt securities is the identification of credit-impaired securities from which management does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the securities. While all securities are considered, the following describes Northern Trust's process for identifying credit impairment within mortgage-backed securities, including residential mortgage-backed securities, the security type for which Northern Trust has recognized OTTI.

To determine if an unrealized loss on a mortgage-backed security is other-than-temporary, economic models are used to perform cash flow analyses by developing multiple scenarios in order to create reasonable forecasts of the security's future performance using available data including servicers' loan charge off patterns, prepayment speeds, annualized default rates, each security's current delinquency pipeline, the delinquency pipeline's growth rate, the roll rate from delinquency to default, loan loss severities and historical performance of like collateral, along with Northern Trust's outlook for the housing market and the overall economy. If the present value of future cash flows projected as a result of this analysis is less than the current amortized cost of the security, an OTTI loss is recorded equal to the difference between the two amounts.

The factors used in developing the expected loss on mortgage-backed securities vary by year of origination and type of collateral. As of December 31, 2009, the expected loss on subprime and Alt-A portfolios was developed using default roll rates ranging from 2% to 25% for underlying assets that are current and ranging from 30% to 100% (an increase from 30% to 90% as of December 31, 2008) for underlying assets that are 30 days or more past due as to principal and interest payments or in foreclosure. Severities of loss ranging from 45% to 85% (an increase from 30% to 65% as of December 31, 2008) were assumed for underlying assets that may ultimately end up in default. During the year ended December 31, 2009, performance metrics specific to subprime and Alt-A loans deteriorated resulting in the recognition of OTTI losses of $26.7 million in connection with 14 residential mortgage-backed securities. This compares with OTTI losses of $61.3 million recognized in 2008 in connection with 6 securities.

Credit Losses on Debt Securities. The table below provides information regarding credit-related losses recognized in earnings on debt securities other-than-temporarily impaired.

($ In Millions)	
Cumulative Credit-Related Losses on Securities – April 1, 2009	$46.3
Plus: Losses on Newly Identified Impairments	20.2
Additional Losses on Previously Identified Impairments	6.5
Cumulative Credit-Related Losses on Securities – December 31, 2009	$73.0

Note 4 – Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts at which the securities were acquired or sold plus accrued interest. To minimize any potential credit risk associated with these transactions, the fair value of the securities purchased or sold is continuously monitored, limits are set on exposure with counterparties, and the financial condition of counterparties is regularly assessed. It is Northern Trust's policy to take possession of securities purchased under agreements to resell.

The following tables summarize information related to securities purchased under agreements to resell and securities sold under agreements to repurchase.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

	DECEMBER 31	
($ In Millions)	2009	2008
Balance at December 31	$227.4	$ 32.6
Average Balance During the Year	311.5	298.9
Average Interest Rate Earned During the Year	.15%	1.69%
Maximum Month-End Balance During the Year	579.7	590.4

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

($ In Millions)	DECEMBER 31 2009	2008
Balance at December 31	$1,037.5	$1,529.1
Average Balance During the Year	737.7	1,271.5
Average Interest Rate Paid During the Year	.16%	1.79%
Maximum Month-End Balance During the Year	1,037.5	2,635.7

Note 5 – Loans and Leases

Amounts outstanding in selected categories are shown below.

(In Millions)	DECEMBER 31 2009	2008
U.S.		
Residential Real Estate	$10,807.7	$10,381.4
Commercial	6,312.1	8,253.6
Commercial Real Estate	3,213.2	3,014.0
Personal	4,965.8	4,766.7
Other	774.0	1,404.2
Lease Financing, net	1,004.4	1,143.8
Total U.S.	27,077.2	28,963.7
Non-U.S.	728.5	1,791.7
Total Loans and Leases	27,805.7	30,755.4
Reserve for Credit Losses Assigned to Loans and Leases	(309.2)	(229.1)
Net Loans and Leases	$27,496.5	$30,526.3

Other U.S. loans and non-U.S. loans at December 31, 2009 and 2008 included $1.0 billion and $1.9 billion of short duration advances, respectively, primarily related to the processing of custodied client investments.

Residential real estate loans classified as held for sale totaled $4.2 million at December 31, 2009 and $7.3 million at December 31, 2008.

The components of the net investment in direct finance and leveraged leases are as follows:

(In Millions)	DECEMBER 31 2009	2008
Direct Finance Leases:		
Lease Receivable	$ 133.9	$ 134.2
Residual Value	138.7	133.2
Initial Direct Costs	1.0	.5
Unearned Income	(38.9)	(43.4)
Investment in Direct Finance Leases	$ 234.7	$ 224.5
Leveraged Leases:		
Net Rental Receivable	$ 356.6	$ 621.4
Residual Value	743.4	717.1
Unearned Income	(330.3)	(419.2)
Investment in Leveraged Leases	769.7	919.3
Lease Financing, net	$1,004.4	$1,143.8

The following schedule reflects the future minimum lease payments to be received over the next five years under direct finance leases:

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS
2010	$29.0
2011	25.3
2012	19.8
2013	14.9
2014	11.9

Concentrations of Credit Risk. The information on pages 55 and 56 in the section titled "Residential Real Estate" through the section titled "Banks and Bank Holding Companies" is incorporated herein by reference.

NONPERFORMING ASSETS

(In Millions)	DECEMBER 31 2009	2008
Nonaccrual Loans		
U.S.	$278.5	$ 96.7
Non-U.S.	–	–
Total Nonaccrual Loans	278.5	96.7
Other Real Estate Owned	29.6	3.5
Total Nonperforming Assets	308.1	100.2
90 Day Past Due Loans Still Accruing	15.1	27.8
Impaired Loans with Reserves	94.5	31.5
Impaired Loans without Reserves*	133.6	54.1
Total Impaired Loans	228.1	85.6
Reserves for Impaired Loans	43.8	15.5
Average Balance of Impaired Loans during the Year	193.8	31.5

* *When an impaired loan's discounted cash flows, collateral value or market price equals or exceeds its carrying value (net of charge-offs), a reserve is not required.*

Included within nonaccrual and impaired loans as of December 31, 2009 were $24.3 million of loans deemed troubled debt restructurings. There were $27.4 million and $72.5 million of unfunded loan commitments and standby letters of credit at December 31, 2009 and 2008, respectively, issued to borrowers whose loans were classified as nonaccrual or impaired.

Interest income that would have been recorded on nonaccrual loans in accordance with their original terms amounted to approximately $8.0 million in 2009, $2.7 million in 2008, and $3.2 million in 2007, compared with amounts that were actually recorded of approximately $5.4 million, $382 thousand, and $222 thousand, respectively.

Note 6 – Reserve for Credit Losses

Changes in the reserve for credit losses were as follows:

(In Millions)	2009	2008	2007
Balance at Beginning of Year	$ 251.1	$160.2	$151.0
Charge-Offs	(132.3)	(25.7)	(9.7)
Recoveries	6.5	2.5	.9
Net Charge-Offs	(125.8)	(23.2)	(8.8)
Provision for Credit Losses	215.0	115.0	18.0
Effect of Foreign Exchange Rates	.3	(.9)	–
Balance at End of Year	$ 340.6	$251.1	$160.2
Reserve for Credit Losses Assigned to:			
Loans and Leases	$ 309.2	$229.1	$148.1
Unfunded Commitments and Standby Letters of Credit	31.4	22.0	12.1
Total Reserve for Credit Losses	$ 340.6	$251.1	$160.2

Note 7 – Buildings and Equipment

A summary of buildings and equipment is presented below.

(In Millions)	DECEMBER 31, 2009 ORIGINAL COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land and Improvements	$ 41.7	$ .8	$ 40.9
Buildings	256.8	87.7	169.1
Equipment	359.0	185.6	173.4
Leasehold Improvements	205.8	88.3	117.5
Buildings Leased under Capital Leases	83.9	41.3	42.6
Total Buildings and Equipment	$947.2	$403.7	$543.5

(In Millions)	DECEMBER 31, 2008 ORIGINAL COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Land and Improvements	$ 40.9	$ .6	$ 40.3
Buildings	210.0	80.5	129.5
Equipment	356.6	175.5	181.1
Leasehold Improvements	186.4	75.8	110.6
Buildings Leased under Capital Leases	83.9	38.8	45.1
Total Buildings and Equipment	$877.8	$371.2	$506.6

The charge for depreciation, which includes depreciation of assets recorded under capital leases, amounted to $95.7 million in 2009, $87.6 million in 2008, and $84.8 million in 2007.

Note 8 – Lease Commitments

At December 31, 2009, Northern Trust was obligated under a number of non-cancelable operating leases for buildings and equipment. Certain leases contain rent escalation clauses based on market indices or increases in real estate taxes and other operating expenses and renewal option clauses calling for increased rentals. There are no restrictions imposed by any lease agreement regarding the payment of dividends, debt financing or Northern Trust entering into further lease agreements. Minimum annual lease commitments as of December 31, 2009 for all non-cancelable operating leases with a term of 1 year or more are as follows:

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS
2010	$ 69.4
2011	65.4
2012	57.9
2013	52.4
2014	46.4
Later Years	394.9
Total Minimum Lease Payments	$686.4

Net rental expense for operating leases included in occupancy expense amounted to $70.2 million in 2009, $67.6 million in 2008, and $75.3 million in 2007.

One of the buildings and related land utilized for Chicago operations has been leased under an agreement that qualifies as a capital lease. The long-term financing for the property was provided by the Corporation and the Bank. In the event of sale or refinancing, the Bank would anticipate receiving all proceeds except for 58% of any proceeds in excess of the original project costs, which will be paid to the lessor.

The following table reflects the future minimum lease payments required under capital leases, net of any payments received on the long-term financing, and the present value of net capital lease obligations at December 31, 2009.

(In Millions)	FUTURE MINIMUM LEASE PAYMENTS, NET
2010	$(38.3)
2011	7.7
2012	7.9
2013	8.1
2014	8.4
Later Years	39.2
Total Minimum Lease Payments, net	33.0
Less: Amount Representing Interest	25.2
Net Present Value under Capital Lease Obligations	$ 7.8

Note: In 2007, the term of the capital lease for the Chicago operations center was extended. The minimum lease payments shown in the table above include an anticipated principal repayment in 2010 and the revised future minimum lease payments under the terms of the lease extension.

Note 9 – Goodwill and Other Intangibles

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

(In Millions)	CORPORATE AND INSTITUTIONAL SERVICES	PERSONAL FINANCIAL SERVICES	TOTAL
Balance at December 31, 2007	$365.0	$60.8	$425.8
Goodwill Acquired:			
Investment Management Company	–	6.6	6.6
Other Changes *	(42.4)	(.6)	(43.0)
Balance at December 31, 2008	$322.6	$66.8	$389.4
Other Changes *	12.1	.1	12.2
Balance at December 31, 2009	$334.7	$66.9	$401.6

* *Includes the effect of foreign exchange rates on non-U.S. dollar denominated goodwill.*

Other intangible assets are included in other assets in the consolidated balance sheet. The gross carrying amount and accumulated amortization of other intangible assets as of December 31, 2009 and 2008 are as follows:

OTHER INTANGIBLE ASSETS-SUBJECT TO AMORTIZATION *

	DECEMBER 31	
(In Millions)	2009	2008 **
Gross Carrying Amount	$157.0	$153.4
Accumulated Amortization	96.3	80.2
Net Book Value	$ 60.7	$ 73.2

* *Includes the effect of foreign exchange rates on non-U.S. dollar denominated intangible assets.*

** *2008 balances include an addition of $2.0 million related to the acquisition of an investment management company.*

Other intangible assets consist primarily of the value of acquired client relationships. Amortization expense related to other intangible assets was $16.2 million, $17.8 million, and $20.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization expense for the years 2010, 2011, 2012, 2013 and 2014 is estimated to be $14.6 million, $11.0 million, $10.8 million, $10.5 million, and $10.4 million, respectively.

Note 10 – Senior Notes, Long-Term Debt, and Line of Credit

Senior Notes. A summary of senior notes outstanding at December 31 is presented below.

($ In Millions)	RATE	2009	2008
Corporation-Senior Notes (a) (d)			
Fixed Rate Due Aug. 2011 (f)	5.30%	$ 249.7	$ 249.5
Fixed Rate Due Nov. 2012 (g) (j)	5.20	215.3	220.1
Fixed Rate Due Aug. 2013 (h) (j)	5.50	425.5	437.2
Fixed Rate Due May 2014 (d)	4.63	500.0	–
Bank-Senior Note (a) (d)			
Floating Rate – Sterling Denominated Due March 2010	.71	161.3	145.8
Total Senior Notes		$1,551.8	$1,052.6

Long-Term Debt. A summary of long-term debt outstanding at December 31 is presented below.

($ In Millions)	2009	2008
Bank-Subordinated Debt (a) (d)		
7.10% Notes due Aug. 2009 (b)	$ –	$ 200.0
6.30% Notes due March 2011 (b)	150.0	150.0
4.60% Notes due Feb. 2013 (b)	200.0	200.0
5.85% Notes due Nov. 2017 (b) (j)	219.5	241.2
6.50% Notes due Aug. 2018 (b) (i) (j)	321.7	356.6
5.375% Sterling Denominated Notes due March 2015 (e)	241.3	217.9
Total Bank-Subordinated Debt	1,132.5	1,365.7
Federal Home Loan Bank Borrowings		
One Year or Less (Average Rate at Year End – 6.53% in 2009; 6.27% in 2008)	165.0	180.0
One to Three Years (Average Rate at Year End – 4.46% in 2009; 4.73% in 2008)	1,096.4	629.6
Three to Five Years (Average Rate at Year End – 4.08% in 2009; 4.46% in 2008)	335.0	872.0
Five to Ten Years (Average Rate at Year End – 6.38% in 2009; 5.25% in 2008)	101.1	236.1
Total Federal Home Loan Bank Borrowings	1,697.5	1,917.7
Capital Lease Obligations (c)	7.8	10.0
Total Long-Term Debt	$2,837.8	$3,293.4
Long-Term Debt Qualifying as Risk-Based Capital	$ 892.0	$ 938.7

(a) Not redeemable prior to maturity.
(b) Under the terms of its current Offering Circular dated August 5, 2008, the Bank has the ability to offer from time to time its senior bank notes in an aggregate principal amount of up to $4.5 billion at any one time outstanding and up to an additional $500 million of subordinated notes. Each senior note will mature from 30 days to fifteen years, and each subordinated note will mature from five years to fifteen years, following its date of original issuance. Each note will mature on such date as selected by the initial purchaser and agreed to by the Bank.
(c) Refer to Note 8.
(d) Debt issue costs are recorded as an asset and amortized on a straight-line basis over the life of the Note.
(e) Notes issued at a discount of .484%.
(f) Notes issued at a discount of .035%.
(g) Notes issued at a discount of .044%.
(h) Notes issued at a discount of .09%.
(i) Notes issued at a discount of .02%.
(j) Interest-rate swap contracts were entered into to modify the interest expense on these senior and subordinated notes from fixed rates to floating rates. The swaps are recorded as fair value hedges and at December 31, 2009, increases in the carrying values of the senior and subordinated notes outstanding of $42.1 million and $41.7 million, respectively, were recorded. As of December 31, 2008, increases in the carrying values of senior and subordinated notes outstanding of $59.0 million and $98.3 million, respectively, were recorded.

Line of Credit. In 2009 and 2008, the Corporation maintained an available revolving line of credit totaling $150 million. Commitment fees required under the revolver were based on the long-term senior debt ratings of the Corporation. There were no borrowings under the line of credit during 2009 or 2008, except for discretionary borrowings of minimum amounts to test the draw-down process. The line of credit expired in May 2009 and was not renewed by the Corporation.

Note 11 – Floating Rate Capital Debt

In January 1997, the Corporation issued $150 million of Floating Rate Capital Securities, Series A, through a statutory business trust wholly-owned by the Corporation ("NTC Capital I"). In April 1997, the Corporation also issued, through a separate wholly-owned statutory business trust ("NTC Capital II"), $120 million of Floating Rate Capital Securities, Series B. The sole assets of the trusts are Subordinated Debentures of Northern Trust Corporation that have the same interest rates and maturity dates as the corresponding distribution rates and redemption dates of the Floating Rate Capital Securities. The Series A Securities were issued at a discount to yield 60.5 basis points above the three-month London Interbank Offered Rate (LIBOR) and are due January 15, 2027. The Series B Securities were issued at a discount to yield 67.9 basis points above the three-month LIBOR and are due April 15, 2027. Both Series A and B Securities qualify as tier 1 capital for regulatory purposes. NTC Capital I and NTC Capital II are considered variable interest entities under GAAP. However, as the Corporation has determined that it is not the primary beneficiary of the trusts, they are not consolidated by the Corporation.

The Corporation has fully, irrevocably and unconditionally guaranteed all payments due on the Series A and B Securities. The holders of the Series A and B Securities are entitled to receive preferential cumulative cash distributions quarterly in arrears (based on the liquidation amount of $1,000 per Security) at an interest rate equal to the rate on the corresponding Subordinated Debentures. The interest rate on the Series A and Series B securities is equal to three-month LIBOR plus 0.52% and 0.59%, respectively. Subject to certain exceptions, the Corporation has the right to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity date. If interest is deferred on the Subordinated Debentures, distributions on the Series A and B Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions, to pay or declare any cash distributions with respect to the Corporation's capital stock or debt securities that rank the same as or junior to the Subordinated Debentures, until all past due distributions are paid. The Subordinated Debentures are unsecured and subordinated to substantially all of the Corporation's existing indebtedness.

The Corporation has the right to redeem the Series A and Series B Subordinated Debentures, in whole or in part, at a price equal to the principal amount plus accrued and unpaid interest. The following table summarizes the book values of the outstanding Subordinated Debentures as of December 31, 2009 and 2008:

	DECEMBER 31	
(In Millions)	2009	2008
NTC Capital I Subordinated Debentures due January 15, 2027	$153.8	$153.7
NTC Capital II Subordinated Debentures due April 15, 2027	123.0	123.0
Total Subordinated Debentures	$276.8	$276.7

Note 12 – Stockholders' Equity

Preferred Stock. The Corporation is authorized to issue 10,000,000 shares of preferred stock without par value. The Board of Directors of the Corporation is authorized to fix the particular preferences, rights, qualifications and restrictions for each series of preferred stock issued. There was no preferred stock outstanding at December 31, 2009. At December 31, 2008, 1,576,000 shares of the Corporation's Fixed Rate Cumulative Perpetual Preferred Stock, Series B were outstanding.

Common Stock. On May 1, 2009, Northern Trust issued 17,250,000 shares of common stock of the Corporation with a par value of $1.66 2/3 per share. The Corporation's current share buyback program authorization was increased to 12.0 million shares in October 2006. Under this program, the Corporation may purchase an additional 7.3 million shares after December 31, 2009. The repurchased shares would be used for general purposes of the Corporation, including management of the Corporation's capital level and the issuance of shares under stock option and other incentive plans of the Corporation. The average price paid per share for common stock repurchased in 2009, 2008, and 2007 was $55.05, $68.68, and $67.10, respectively.

An analysis of changes in the number of shares of common stock outstanding follows:

	2009	2008	2007
Balance at January 1	223,263,132	220,608,834	218,700,956
Common Stock Issuance	17,250,000	–	–
Incentive Plan and Awards	479,359	296,621	128,095
Stock Options Exercised	938,249	3,450,608	5,042,322
Treasury Stock Purchased	(250,798)	(1,092,931)	(3,262,539)
Balance at December 31	241,679,942	223,263,132	220,608,834

U.S. Treasury Capital Purchase Program. On November 14, 2008, in connection with the Corporation's participation in the U.S. Department of the Treasury's (U.S. Treasury) Troubled Asset Relief Program's Capital Purchase Program (Capital Purchase Program), the Corporation issued 1,576,000 shares of Series B Preferred Stock and a warrant for the purchase of the Corporation's common stock to the U.S. Treasury for total proceeds of $1,576.0 million. The proceeds received were allocated between the preferred stock and the warrant based on their relative fair values, which resulted in the recording of a discount on the preferred stock upon issuance that reflected the value allocated to the warrant. On June 17, 2009, Northern Trust repaid in full the $1,576.0 million preferred share investment made by the U.S. Treasury under the Capital Purchase Program. On August 26, 2009, Northern Trust repurchased the warrant for $87 million, completing the Corporation's participation in the Capital Purchase Program.

Series B Preferred Stock. The Series B Preferred Stock was without par value and had a liquidation preference of $1,000 per share. Cumulative dividends on the Series B Preferred Stock accrued on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but would be paid only if, as and when declared by the Corporation's Board of Directors. The Series B Preferred Stock had no maturity date and ranked senior to the Corporation's common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Corporation. The fair value of the Series B Preferred Stock was determined through the use of a discounted cash flow model. The model incorporated projected cash flows over management's estimate of a five year life of the preferred stock at the date of issuance and an assumed market yield of 12%. The discount was accreted using a constant effective yield of approximately 6.13% over a five year term, consistent with management's estimate of the life of the preferred stock at the date of issuance. Dividends on the preferred stock and the related accretion of the discount on preferred stock reduced net income applicable to common stock by $111.1 million and $12.0 million in 2009 and 2008, respectively. The unamortized discount on the preferred stock was $74.7 million at December 31, 2008.

Common Stock Warrant. The warrant issued in connection with the Capital Purchase Program entitled the U.S. Treasury to purchase 3,824,624 shares of the Corporation's common stock at an exercise price of $61.81 per share. Both the number of shares underlying the warrant and the exercise price were subject to anti-dilution provisions as stipulated in the warrant. The warrant had a 10-year term. The fair value of the common stock warrant at the date of its issuance was determined through the use of a Black-Scholes valuation model. In addition to the market price of Northern Trust's common stock at the date of the warrant's issuance, the model utilized an expected term of ten years, consistent with the term of the warrant, an estimated yield of 2.19% from dividends paid on the Corporation's stock over the expected term of the warrant, which reflected the Corporation's strong capital position and the restrictions on its ability to increase the dividend rate as a result of the Corporation's participation in the Capital Purchase Program, the historical volatility of Northern Trust's stock price over the most recent ten-year term as of the date of issuance of 36.06%, and a risk free interest rate of 3.98% based on a ten-year swap rate to maturity at the time of the warrant's issuance.

Preferred Stock Purchase Rights. The Corporation had a rights agreement, pursuant to which each outstanding share of the Corporation's common stock had attached to it one-half of a Preferred Stock Purchase Right entitling its holder to purchase from the Corporation Series A Junior Participating Preferred Stock upon certain triggering events. The rights plan expired on October 31, 2009, and the Preferred Stock Purchase Rights ceased to exist.

Note 13 – Accumulated Other Comprehensive Income

The following table summarizes the components of accumulated other comprehensive income at December 31, 2009, 2008, and 2007, and changes during the years then ended.

(In Millions)	BEGINNING BALANCE (NET OF TAX)	PERIOD CHANGE BEFORE TAX AMOUNT	PERIOD CHANGE TAX EFFECT	ENDING BALANCE (NET OF TAX)
DECEMBER 31, 2009				
Cumulative Effect of Applying FSP FAS 115-2 (ASC 320-10)	$ –	$ (15.0)	$ 5.5	$ (9.5)
Noncredit-Related Unrealized Losses on Securities OTTI	–	(66.4)	24.4	(42.0)
Other Unrealized Gains (Losses) on Securities Available for Sale, net	(212.9)	374.7	(137.5)	24.3
Less: Reclassification Adjustments	–	(22.9)	8.4	(14.5)
Net Unrealized Gains (Losses) on Securities Available for Sale	(212.9)	285.4	(104.7)	(32.2)
Unrealized Gains (Losses) on Cash Flow Hedge Designations	(20.7)	8.2	(3.0)	(15.5)
Less: Reclassification Adjustments	–	16.9	(6.2)	10.7
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	(20.7)	(8.7)	3.2	(26.2)
Foreign Currency Translation Adjustments	12.8	(38.1)	36.6	11.3
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial (Loss) Gain	(266.5)	(46.1)	2.1	(310.5)
Prior Service (Cost) Benefit	(6.4)	18.6	(6.7)	5.5
Transition Obligation	(1.2)	1.9	(.7)	–
Total Pension and Other Postretirement Benefit Adjustments	(274.1)	(25.6)	(5.3)	(305.0)
Accumulated Other Comprehensive Income	$(494.9)	$ 198.0	$ (64.7)	$(361.6)
DECEMBER 31, 2008				
Unrealized Gains (Losses) on Securities Available for Sale	$ (28.7)	$(348.9)	$ 129.1	$(248.5)
Less: Reclassification Adjustments	–	(56.3)	20.7	(35.6)
Net Unrealized Gains (Losses) on Securities Available for Sale	(28.7)	(292.6)	108.4	(212.9)
Unrealized Gains (Losses) on Cash Flow Hedge Designations	(3.0)	(9.7)	3.6	(9.1)
Less: Reclassification Adjustments	–	18.5	(6.9)	11.6
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	(3.0)	(28.2)	10.5	(20.7)
Foreign Currency Translation Adjustments	21.2	91.9	(100.3)	12.8
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial (Loss) Gain	(71.0)	(310.1)	114.6	(266.5)
Prior Service Cost	(7.1)	1.4	(.7)	(6.4)
Transition Obligation	(1.7)	.8	(.3)	(1.2)
Total Pension and Other Postretirement Benefit Adjustments	(79.8)	(307.9)	113.6	(274.1)
Accumulated Other Comprehensive Income	$ (90.3)	$(536.8)	$ 132.2	$(494.9)
DECEMBER 31, 2007				
Unrealized Gains (Losses) on Securities Available for Sale	$ 4.5	$ (45.3)	$ 17.0	$ (23.8)
Less: Reclassification Adjustments	–	7.8	(2.9)	4.9
Net Unrealized Gains (Losses) on Securities Available for Sale	4.5	(53.1)	19.9	(28.7)
Unrealized Gains (Losses) on Cash Flow Hedge Designations	2.2	(18.6)	7.0	(9.4)
Less: Reclassification Adjustments	–	(10.2)	3.8	(6.4)
Net Unrealized Gains (Losses) on Cash Flow Hedge Designations	2.2	(8.4)	3.2	(3.0)
Foreign Currency Translation Adjustments	18.5	(9.4)	12.1	21.2
Pension and Other Postretirement Benefit Adjustments				
Net Actuarial Loss	(165.0)	137.4	(43.4)	(71.0)
Prior Service Cost	(6.7)	(.8)	.4	(7.1)
Transition Obligation	(2.1)	.6	(.2)	(1.7)
Total Pension and Other Postretirement Benefit Adjustments	(173.8)	137.2	(43.2)	(79.8)
Accumulated Other Comprehensive Income	$(148.6)	$ 66.3	$ (8.0)	$ (90.3)

Note 14 – Net Income Per Common Share Computations

The computation of net income per common share is presented below.

(In Millions Except Share Information)	2009	2008	2007
Basic Net Income Per Common Share			
Average Number of Common Shares Outstanding	235,511,879	221,446,382	219,680,628
Net Income	$ 864.2	$ 794.8	$ 726.9
Less: Dividends on Preferred Stock	(111.1)	(12.0)	–
Net Income Applicable to Common Stock	753.1	782.8	726.9
Less: Earnings Allocated to Participating Securities	5.3	6.3	6.0
Earnings Allocated to Common Shares Outstanding	747.8	776.5	720.9
Basic Net Income Per Common Share	3.18	3.51	3.28
Diluted Net Income Per Common Share			
Average Number of Common Shares Outstanding	235,511,879	221,446,382	219,680,628
Plus Stock Option Dilution	904,150	2,607,048	3,398,552
Average Common and Potential Common Shares	236,416,029	224,053,430	223,079,180
Earnings Allocated to Common and Potential Common Shares	$ 747.8	$ 776.5	$ 720.9
Diluted Net Income Per Common Share	3.16	3.47	3.23

Note: Common stock equivalents totaling 7,146,701, 3,431,701, and 3,748,499 for the years ended December 31, 2009, 2008, and 2007, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

Note 15 – Net Interest Income

The components of net interest income were as follows:

(In Millions)	2009	2008	2007
Interest Income			
Loans and Leases	$ 942.2	$1,187.2	$1,308.3
Securities – Taxable	208.4	320.7	591.5
– Non-Taxable	33.5	35.9	38.9
Time Deposits with Banks	209.6	888.2	776.7
Federal Funds Sold and Securities Purchased under Agreements to Resell and Other	12.3	46.5	68.8
Total Interest Income	1,406.0	2,478.5	2,784.2
Interest Expense			
Deposits	207.0	1,116.0	1,563.4
Federal Funds Purchased	5.7	32.2	79.9
Securities Sold under Agreements to Repurchase	1.1	22.7	80.1
Other Borrowings	4.2	22.5	31.5
Senior Notes	44.0	44.3	26.7
Long-Term Debt	139.9	150.1	141.0
Floating Rate Capital Debt	4.3	11.6	16.2
Total Interest Expense	406.2	1,399.4	1,938.8
Net Interest Income	$ 999.8	$1,079.1	$ 845.4

Note 16 – Other Operating Income

The components of other operating income were as follows:

(In Millions)	2009	2008	2007
Banking Service Fees	$ 53.1	$ 39.4	$35.7
Loan Service Fees	52.1	30.0	16.5
Non-Trading Foreign Exchange Gains (Losses)	(1.4)	36.1	2.1
Credit Default Swap Gains (Losses)	(4.6)	35.4	4.8
Loss on Sale of Non-U.S. Subsidiary	–	–	(4.1)
Other Income	37.6	46.0	40.3
Total Other Operating Income	$136.8	$186.9	$95.3

Note 17 – Other Operating Expenses

The components of other operating expenses were as follows:

(In Millions)	2009	2008	2007
Business Promotion	$ 66.6	$ 87.8	$ 77.0
FDIC Insurance Premiums	54.1	5.6	1.8
Staff Related	31.3	38.1	35.9
Other Intangibles Amortization	16.2	17.8	20.9
Capital Support Agreements	(109.3)	314.1	–
Securities Lending Client Support	–	167.6	–
Auction Rate Securities Purchase Program	–	54.6	–
Other Expenses	77.4	100.7	109.5
Total Other Operating Expenses	$ 136.3	$786.3	$245.1

Note 18 – Visa Membership

In October 2007, Northern Trust, as a member of Visa U.S.A. Inc. (Visa U.S.A.), received shares of restricted stock in Visa, Inc. (Visa) as a result of its participation in the global restructuring of Visa U.S.A., Visa Canada Association, and Visa International Service Association in preparation for an initial public offering by Visa. In connection with Visa's initial public offering in March 2008, a portion of the shares of Visa common stock held by Northern Trust was redeemed pursuant to a mandatory redemption. The proceeds of the redemption totaled $167.9 million and were recorded as a gain in the first quarter of 2008. The remaining Visa shares held by Northern Trust are recorded at their original cost basis of zero. These shares have restrictions as to their sale or transfer and the ultimate realization of their value is subject to future adjustments based on the resolution of outstanding indemnified litigation.

Northern Trust, as a member bank of Visa U.S.A., and in conjunction with other member banks, is obligated to share in losses resulting from certain indemnified litigation involving Visa. A member bank such as Northern Trust is also required to recognize the contingent obligation to indemnify Visa under Visa's bylaws (as those bylaws were modified at the time of the Visa restructuring on October 3, 2007), for potential losses arising from the other indemnified litigation that has not yet settled at its estimated fair value in accordance with GAAP. Northern Trust is not a party to this litigation and does not have access to any specific, non-public information concerning the matters that are the subject of the indemnification obligations.

During 2007, Northern Trust recorded charges and corresponding liabilities of $150 million relating to Visa indemnified litigation. In March 2008, Visa placed a portion of the proceeds from its initial public offering into an escrow account to fund the settlements of, or judgments in, the indemnified litigation. Northern Trust recorded $76.1 million, its proportionate share of the escrow account balance, in the first quarter of 2008 as an offset to the indemnification liabilities and related charges recorded in the fourth quarter of 2007, reducing the net indemnification liability to $73.9 million.

In the third quarter of 2008, in consideration of Visa's announced settlement of the litigation involving Discover Financial Services, Northern Trust recorded a charge of $30.0 million to increase the Visa indemnification liability. In the fourth quarter of 2008, Northern Trust fully reversed the $30.0 million charge recorded in the third quarter as Visa funded its litigation escrow account to cover the amount of the settlement.

In the third quarter of 2009, Visa deposited additional funds in its litigation escrow account and Northern Trust recorded its proportionate share of the deposit, $17.8 million, as a reduction to the Visa related indemnification liability and related charges. The funding by Visa of its escrow account in 2008 and 2009 resulted in reductions of the future realization of the value of the outstanding shares held by Northern Trust and other Visa U.S.A. member banks.

Northern Trust's net Visa related indemnification liability at December 31, 2009 and 2008, included within other liabilities in the consolidated balance sheet, totaled $56.1 million and $73.9 million, respectively. It is expected that required additional contributions to the litigation escrow account will result in additional adjustments to the future realization of the value of the outstanding shares held by Visa U.S.A. member banks. While the ultimate resolution of outstanding Visa related litigation is highly uncertain and the estimation of any potential losses is highly judgmental,

Northern Trust anticipates that the value of its remaining shares of Visa stock will be more than adequate to offset any remaining indemnification liabilities related to Visa litigation.

Note 19 – Income Taxes

The following table reconciles the total provision for income taxes recorded in the consolidated statement of income with the amounts computed at the statutory federal tax rate of 35%.

(In Millions)	2009	2008	2007
Tax at Statutory Rate	$439.3	$446.5	$371.3
Tax Exempt Income	(11.9)	(12.4)	(12.3)
Leveraged Lease Adjustments	(4.8)	61.3	–
Foreign Tax Rate Differential	(20.9)	(47.8)	(18.4)
State Taxes, net	9.8	18.3	6.2
Other	(20.5)	15.0	(12.9)
Provision for Income Taxes	$391.0	$480.9	$333.9

The Corporation files income tax returns in the U.S. federal, various state, and foreign jurisdictions. The Corporation is no longer subject to income tax examinations by U.S. federal, state, or local, or by non-U.S. tax authorities for years before 1997.

Included in other liabilities within the consolidated balance sheet at December 31, 2009 and 2008 were $88.9 million and $334.9 million of unrecognized tax benefits, respectively. If recognized, 2009 and 2008 net income would have increased by $20.1 million and $47.9 million, respectively, resulting in a decrease of those years' effective income tax rates. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In Millions)	2009	2008
Balance at January 1	$ 334.9	$237.0
Additions for Tax Positions Taken in Current Year	–	7.7
Additions for Tax Positions Taken in Prior Years	.6	91.3
Reductions for Tax Positions Taken in Prior Years	(246.1)	(.7)
Reductions Resulting from Expiration of Statutes	(.5)	(.4)
Balance at December 31	$ 88.9	$334.9

As part of its audit of federal tax returns filed from 1997-2004, the Internal Revenue Service (IRS) challenged the Corporation's tax position with respect to certain structured leasing transactions and proposed to disallow certain tax deductions and assess related interest and penalties. In September 2009, the Corporation reached a settlement agreement with the IRS with respect to certain of these transactions, resulting in the acceleration of $88.6 million in tax payments to the IRS. The acceleration of tax payments did not affect net income. The Corporation anticipates that the IRS will continue to disallow deductions relating to the remaining challenged leases and possibly include other lease transactions with similar characteristics as part of its audit of tax returns filed after 2004. The Corporation believes that these transactions are valid leases for U.S. tax purposes and that its tax treatment of these transactions is appropriate based on its interpretation of the tax regulations and legal precedents; a court or other judicial authority, however, could disagree. The Corporation believes it has appropriate reserves to cover its tax liabilities, including liabilities related to structured leasing transactions, and related interest and penalties. The Corporation will continue to defend its position on the tax treatment of its structured leasing transactions vigorously. Northern Trust has deposits with the IRS to mitigate interest that would become due should the IRS prevail on the remaining tax positions.

Included in unrecognized tax benefits at January 1, 2009 were $292.0 million of U.S. federal and state tax positions related to leveraged leasing tax deductions. During 2009, Northern Trust sold certain of the structured leases challenged by the IRS. In connection with these sales, the amount of leveraged lease related uncertain tax positions was reduced by $136.2 million. The acceleration of tax payments relating to the sold leases did not affect net income. As a result of the settlement agreement reached in the third quarter of 2009, the amount of leveraged lease related uncertain tax positions was reduced by an additional $88.6 million. Other adjustments of $.7 million resulted in a remaining leveraged lease related uncertain tax position balance of $67.9 million as of December 31, 2009. Other unrecognized tax benefits had net decreases of $21.9 million, resulting in a remaining balance of $21.0 million.

In accordance with an accounting standard adopted in 2007, GAAP requires a reallocation of lease income from the inception of a leveraged lease if during its term the expected timing of lease related income tax deductions is revised. Upon adoption of the standard, Northern Trust's stockholders' equity was reduced by $73.4 million based on estimates as of the standard's January 1, 2007 adoption date relating to the eventual resolution of the leveraged leasing tax matter with the IRS, including the timing and amount of potential payments. The impacts of revisions to management's assumptions after January 1, 2007 were recorded through earnings in the period in which the assumptions changed. For the year ended December 31, 2008, revised cash flow estimates regarding the timing of leveraged lease income tax deductions reduced interest income by $38.9 million and increased the provision for income taxes, inclusive of interest and penalties, by $61.3 million. For the year ended December 31, 2009, revised cash flow estimates regarding the timing and amount of leveraged lease income tax deductions increased interest income by $1.1 million and increased the provision for income taxes, inclusive of interest and penalties, by $1.5 million.

It is possible that additional changes in the amount of leveraged lease related uncertain tax positions and related cash flows could occur in the next twelve months if Northern Trust terminates additional leases, is able to resolve this matter with the IRS, or if management becomes aware of new information that would lead it to change its assumptions regarding the timing or amount of any potential payments to the IRS. Management does not believe that future changes, if any, would have a material effect on the consolidated financial position or liquidity of Northern Trust, although they could have a material effect on operating results for a particular period.

During the years ended December 31, 2009, 2008, and 2007, $1.9 million, $46.1 million, and $7.3 million of interest and penalties, net of tax, were included in the provision for income taxes. As of December 31, 2009 and 2008, the liability for the potential payment of interest and penalties totaled $27.8 million and $83.2 million, net of tax, respectively.

Pre-tax earnings of non-U.S. subsidiaries are subject to U.S. taxation when effectively repatriated. Northern Trust provides income taxes on the undistributed earnings of non-U.S. subsidiaries, except to the extent that those earnings are indefinitely reinvested outside the U.S. Northern Trust elected to indefinitely reinvest $103.5 million, $185.8 million, and $119.5 million of 2009, 2008, and 2007 earnings, respectively, of certain non-U.S. subsidiaries and, therefore, no U.S. deferred income taxes were recorded on those earnings. As of December 31, 2009, the cumulative amount of undistributed pre-tax earnings in these subsidiaries approximated $468.8 million. Based on the current U.S. federal income tax rate, an additional deferred tax liability of approximately $109.1 million, would have been required as of December 31, 2009 if Northern Trust had not elected to indefinitely reinvest those earnings.

The components of the consolidated provision for income taxes for each of the three years ended December 31 are as follows:

(In Millions)	2009	2008	2007
Current Tax Provision:			
Federal	$124.6	$ 528.8	$286.6
State	(7.1)	43.0	14.1
Non-U.S.	89.7	100.0	103.5
Total	$207.2	$ 671.8	$404.2
Deferred Tax Provision:			
Federal	$162.9	$(185.2)	$(65.8)
State	24.1	(5.7)	(4.5)
Non-U.S.	(3.2)	–	–
Total	$183.8	$(190.9)	(70.3)
Provision for Income Taxes	$391.0	$ 480.9	$333.9

In addition to the amounts shown above, tax charges (benefits) have been recorded directly to stockholders' equity for the following items:

(In Millions)	2009	2008	2007
Current Tax Benefit for Employee Stock Options and Other Stock-Based Plans	$(4.2)	$ (35.0)	$(45.1)
Tax Effect of Other Comprehensive Income	64.7	(132.2)	8.0

Deferred taxes result from temporary differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities. Deferred tax liabilities and assets have been computed as follows:

	DECEMBER 31		
(In Millions)	2009	2008	2007
Deferred Tax Liabilities:			
Lease Financing	$404.6	$424.1	$475.1
Software Development	180.8	163.8	128.6
Accumulated Depreciation	16.1	14.3	11.0
Compensation and Benefits	9.7	–	12.5
State Taxes, net	34.2	19.2	31.6
Other Liabilities	37.1	47.1	48.5
Gross Deferred Tax Liabilities	682.5	668.5	707.3
Deferred Tax Assets:			
Reserve for Credit Losses	118.5	86.4	54.6
Compensation and Benefits	–	71.0	–
Capital Support Agreements	–	109.9	–
Visa Indemnification	19.7	25.9	52.5
Other Assets	74.1	153.6	55.3
Gross Deferred Tax Assets	212.3	446.8	162.4
Valuation Reserve	–	–	–
Deferred Tax Assets, net of Valuation Reserve	212.3	446.8	162.4
Net Deferred Tax Liabilities	$470.2	$221.7	$544.9

No valuation allowance related to deferred tax assets was recorded at December 31, 2009, 2008, or 2007, as management believes it is more likely than not that the deferred tax assets will be fully realized. At December 31, 2009, Northern Trust had no net operating loss carryforwards.

Note 20 – Employee Benefits

The Corporation and certain of its subsidiaries provide various benefit programs, including defined benefit pension, postretirement health care, and defined contribution plans. A description of each major plan and related disclosures are provided below.

In 2008, Northern Trust adopted revised measurement date provisions under GAAP and has subsequently valued pension and postretirement benefit assets and liabilities at December 31 versus a September 30 measurement date used in 2007 and prior years. An adjustment totaling $7.4 million was made to the January 1, 2008 balance of retained earnings to effect this change. There was no income statement impact. Actuarial gains and losses arising in the 15 month period between September 30, 2007 and December 31, 2008 were recorded in AOCI in 2008.

Pension. A noncontributory qualified defined benefit pension plan covers substantially all U.S. employees of Northern Trust. Employees of various European subsidiaries participate in local defined benefit plans, although those plans were closed in prior years to new participants.

Northern Trust also maintains a noncontributory supplemental pension plan for participants whose retirement benefit payments under the U.S. plan are expected to exceed the limits imposed by federal tax law. Northern Trust has a nonqualified trust, referred to as a "Rabbi" Trust, used to hold assets designated for the funding of benefits in excess of those permitted in certain of its qualified retirement plans. This arrangement offers participants a degree of assurance for payment of benefits in excess of those permitted in the related qualified plans. As the "Rabbi" Trust assets remain subject to the claims of creditors and are not the property of the employees, they are accounted for as corporate assets and are included in other assets in the consolidated balance sheet. Total assets in the "Rabbi" Trust related to the nonqualified pension plan at December 31, 2009 and 2008 amounted to $44.1 million and $45.2 million, respectively.

The following tables set forth the status, amounts included in AOCI, and the net periodic pension expense of the U.S. plan, non-U.S. plans, and supplemental plan for 2009 and 2008. Prior service costs are being amortized on a straight-line basis over 9 years for the U.S. plan and 8 years for the supplemental plan.

PLAN STATUS

	U.S. PLAN		NON-U.S. PLANS		SUPPLEMENTAL PLAN	
($ In Millions)	2009	2008	2009	2008	2009	2008
Accumulated Benefit Obligation	$554.0	$484.8	$100.9	$75.9	$ 74.5	$ 56.8
Projected Benefit	642.0	558.8	134.4	91.0	85.9	68.5
Plan Assets at Fair Value	821.9	586.2	113.7	87.9	–	–
Funded Status at December 31	$179.9	$ 27.4	$ (20.7)	$ (3.1)	$(85.9)	$(68.5)
Weighted-Average Assumptions:						
Discount Rates	6.00%	6.25%	6.05%	5.80%	6.00%	6.25%
Rate of Increase in Compensation Level	4.02	4.02	4.31	4.15	4.02	4.02
Expected Long-Term Rate of Return on Assets	8.00	8.00	6.60	6.66	N/A	N/A

AMOUNTS INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

	U.S. PLAN		NON-U.S. PLANS		SUPPLEMENTAL PLAN	
(In Millions)	2009	2008	2009	2008	2009	2008
Net Actuarial Loss (Gain)	$375.0	$371.5	$ 31.8	$12.8	$ 57.3	$ 38.8
Prior Service Cost	8.1	9.3	–	–	1.5	1.4
Gross Amount in Accumulated Other Comprehensive Income	383.1	380.8	31.8	12.8	58.8	40.2
Income Tax Effect	141.6	144.3	5.0	2.9	20.1	15.8
Net Amount in Accumulated Other Comprehensive Income	$241.5	$236.5	$ 26.8	$ 9.9	$ 38.7	$ 24.4

NET PERIODIC PENSION EXPENSE

($ In Millions)	U.S. PLAN 2009	U.S. PLAN 2008	U.S. PLAN 2007	NON-U.S. PLANS 2009	NON-U.S. PLANS 2008	NON-U.S. PLANS 2007	SUPPLEMENTAL PLAN 2009	SUPPLEMENTAL PLAN 2008	SUPPLEMENTAL PLAN 2007
Service Cost	$ 33.1	$ 29.6	$ 31.0	$ 3.8	$ 4.4	$ 5.8	$ 2.6	$1.9	$2.0
Interest Cost	33.4	30.9	28.6	6.7	6.8	6.6	3.9	3.5	3.6
Expected Return on Plan Assets	(59.7)	(57.5)	(48.5)	(8.1)	(9.3)	(8.3)	N/A	N/A	N/A
Amortization:									
Net Loss	12.2	8.2	14.9	1.3	.3	1.2	3.9	2.5	2.9
Prior Service Cost	1.2	1.3	1.1	–	–	–	(.1)	–	–
Net Periodic Pension Expense	$ 20.2	$ 12.5	$ 27.1	$ 3.7	$ 2.2	$ 5.3	$10.3	$7.9	$8.5
Weighted-Average Assumptions:									
Discount Rates	6.25%	6.25%	5.75%	5.80%	5.71%	4.97%	6.25%	6.25%	5.75%
Rate of Increase in Compensation Level	4.02	4.02	3.80	4.15	4.61	4.40	4.02	4.02	3.80
Expected Long-Term Rate of Return on Assets	8.00	8.25	8.25	6.66	7.25	6.83	N/A	N/A	N/A

Pension expense for 2010 is expected to include approximately $27.5 million and $1.7 million related to the amortization of net loss and prior service cost balances, respectively, from accumulated other comprehensive income.

CHANGE IN BENEFIT OBLIGATION

(In Millions)	U.S. PLAN 2009	U.S. PLAN 2008	NON-U.S. PLANS 2009	NON-U.S. PLANS 2008	SUPPLEMENTAL PLAN 2009	SUPPLEMENTAL PLAN 2008
Beginning Balance	$558.8	$518.1	$ 91.0	$126.9	$ 68.5	$ 61.3
Service Cost	33.1	37.0	3.8	5.3	2.6	2.4
Interest Cost	33.4	38.6	6.7	8.2	3.9	4.4
Actuarial Loss (Gain)	68.5	17.9	29.4	(14.4)	22.4	14.0
Benefits Paid	(51.8)	(52.8)	(4.3)	(2.3)	(11.5)	(13.6)
Foreign Exchange Rate Changes	–	–	7.8	(32.7)	–	–
Ending Balance	$642.0	$558.8	$134.4	$ 91.0	$ 85.9	$ 68.5

Note: Due to the change in measurement date from September 30 to December 31 in 2008, the 2008 change includes 15 months of activity.

ESTIMATED FUTURE BENEFIT PAYMENTS

(In Millions)	U.S. PLAN	NON-U.S. PLANS	SUPPLEMENTAL PLAN
2010	$ 57.9	$ 2.0	$14.4
2011	62.3	2.1	13.9
2012	64.4	2.3	14.2
2013	69.0	2.7	14.2
2014	69.3	2.7	7.7
2015-2018	366.9	19.4	39.1

CHANGE IN PLAN ASSETS

(In Millions)	U.S. PLAN 2009	U.S. PLAN 2008	NON-U.S. PLANS 2009	NON-U.S. PLANS 2008
Fair Value of Assets at Beginning of Period	$586.2	$ 741.5	$ 87.9	$139.7
Actual Return on Assets	112.5	(212.5)	17.8	(23.8)
Employer Contributions	175.0	110.0	4.2	7.4
Benefits Paid	(51.8)	(52.8)	(4.3)	(2.3)
Foreign Exchange Rate Changes	–	–	8.1	(33.1)
Fair Value of Assets at End of Period	$821.9	$ 586.2	$113.7	$ 87.9

Note: Due to the change in measurement date from September 30 to December 31 in 2008, the 2008 change includes 15 months of activity.

Northern Trust made an additional contribution of $20.0 million in January 2010 for the 2009 plan year. The minimum required contribution for the U.S. qualified plan in 2010 is estimated to be zero and the maximum deductible contribution is estimated at $24.0 million.

Effective December 31, 2009, GAAP requires an increase in an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan, including more detailed information about investment allocation decisions, major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets.

A total return investment strategy approach is employed to Northern Trust's U.S. pension plan whereby a mix of U.S. and non- U.S. equities, fixed income and alternative asset investments are used to maximize the long-term return of plan assets for a prudent level of risk. This is accomplished by diversifying the portfolio across various asset classes, with the goal of reducing volatility of return, and among various issuers of securities to reduce principal risk. Northern Trust utilizes an asset/liability methodology to determine the investment policies that will best meet its short and long-term objectives. The process is performed by modeling current and alternative strategies for asset allocation, funding policy and actuarial methods and assumptions. The financial modeling uses projections of expected capital market returns and expected volatility of those returns to determine alternative asset mixes having the greatest probability of meeting the plan's investment objectives. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The intent of this strategy is to minimize plan expenses by outperforming growth in plan liabilities over the long run.

The target allocation of plan assets since November 2008, by major asset category, is 40% U.S. stocks, 21% non-U.S. stocks, 21% long duration fixed income securities, and 18% alternative investments, split between private equity funds (5%), hedge funds (5%), global real estate (5%) and commodities (3%). Equity investments include common stocks that are listed on an exchange and investments in comingled funds that invest primarily in publicly traded equities. Equity investments are diversified across U.S. and non-U.S. stocks and divided by investment style and market capitalization. Fixed income securities held include U.S. treasury securities and investments in comingled funds that invest in a diversified blend of longer duration fixed income securities. Alternative investments, including private equity, hedge funds, global real estate, and commodities, are used judiciously to enhance long-term returns while improving portfolio diversification. Private equity assets consist primarily of investments in limited partnerships that invest in individual companies in the form of non-public equity or non-public debt positions. Direct or co-investment in non-public stock by the plan is prohibited. The plan's private equity investments are limited to 20% of the total limited partnership and the maximum allowable loss cannot exceed the commitment amount. The plan holds one investment in a hedge fund of funds, which invests, either directly or indirectly, in a diversified portfolio of funds or other pooled investment vehicles.

Global real estate and commodities were added to the plan's strategic allocation in 2008 in order to provide greater diversification. Investment in global real estate is designed to provide stable income returns and added diversification based upon the historical low correlation between real estate and equity or fixed income investments. The plan's global real estate assets consist of one collective index fund that invests in a diversified portfolio of global real estate investments, primarily equity securities.

Commodities also improve portfolio diversification as they tend to react to changing economic fundamentals differently than traditional financial assets. Because commodity prices typically rise with rising inflation, investments in commodities are also likely to provide an offset against inflation. Commodity assets include an investment in one mutual fund that invests in commodity-linked derivative instruments, backed by a portfolio of fixed income securities.

Though not a primary strategy for meeting the plan's objectives, derivatives may be used from time to time, depending on the nature of the asset class to which they relate, to gain market exposure in an efficient and timely manner, to hedge foreign currency exposure or interest rate risk, or to alter the duration of a portfolio. There were no derivatives held by the plan at December 31, 2009.

Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. Standards used to evaluate investment manager performance include, but are not limited to, the achievement of objectives, operation within guidelines and policy, and relative performance standings. Each investment manager is ranked against a universe of peers and compared to a relative benchmark. Total plan performance analysis includes an analysis of the market environment, asset allocation impact on performance, risk and return relative to other ERISA plans, and manager impacts upon plan performance.

The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by Northern Trust for plan assets measured at fair value.

Level 1 – Quoted, active market prices for identical assets or liabilities. The U.S. pension plan's Level 1 investments include foreign and domestic common stocks and mutual and collective trust funds. Foreign and domestic common stocks are exchange traded and are valued at the closing price reported by the respective exchanges on the day of valuation. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions of the mutual and collective trust fund shares occur by contract at the respective fund's redemption date NAV.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The U.S. pension plan's Level 2 assets include U.S. government securities and mutual and collective trust funds. U.S. government securities are valued by a third party pricing source that incorporates market observable data such as reported sales of similar securities, broker quotes and reference data. The inputs used are based on observable data in active markets. The NAVs of the funds are calculated monthly based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions of the mutual and collective trust fund shares occur by contract at the respective fund's redemption date NAV.

Level 3 inputs – Valuation techniques in which one or more significant inputs are unobservable in the marketplace. The U.S. pension plan's Level 3 assets are private equity and hedge funds which invest in underlying groups of investment funds or other pooled investment vehicles that are selected by the respective funds' investment managers. The investment funds and the underlying investments held by these investment funds are valued at fair value. In determining the fair value of the underlying investments of each fund, the fund's investment manager or general partner takes into account the estimated value reported by the underlying funds as well as any other considerations that may, in their judgment, increase or decrease such estimated value.

While Northern Trust believes its valuation methods for plan assets are appropriate and consistent with other market participants, the use of different methodologies or assumptions, particularly as applied to Level 3 assets described below, could have a material effect on the computation of their estimated fair values.

The following table presents the fair values of Northern Trust's U.S. pension plan assets, by major asset category, and their level within the fair value hierarchy defined by GAAP as of December 31, 2009.

(In Millions)	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Equity Securities				
U.S.	$295.4	$ 58.7	$ –	$354.1
Non-U.S.	203.5	–	–	203.5
Fixed Income – U.S. Government	–	127.8	–	127.8
Alternative Investments				
Private Equity Funds	–	–	28.8	28.8
Hedge Fund	–	–	28.7	28.7
Global Real Estate Fund	34.8	–	–	34.8
Commodity Linked Fund	36.5	–	–	36.5
Cash and Other	7.7	–	–	7.7
Total Assets at Fair Value	$577.9	$186.5	$57.5	$821.9

The following table presents the changes in Level 3 assets for the year ended December 31, 2009.

(In Millions)	PRIVATE EQUITY FUNDS	HEDGE FUND
Fair Value at January 1, 2009	$28.7	$26.8
Actual Return on Plan Assets	(4.6)	1.9
Net Purchases, Sales, and Settlements	4.7	–
Fair Value at December 31, 2009	$28.8	$28.7

Note: The return on plan assets represents the change in the unrealized gain (or loss) on assets still held at December 31, 2009.

A building block approach is employed for Northern Trust's U.S. pension plan in determining the long-term rate of return for plan assets. Historical markets and long-term historical relationships between equities, fixed income and other asset classes are studied using the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long-run. Current market factors such as inflation expectations and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio rate of return is established with consideration given to diversification and rebalancing. The rate is reviewed against peer data and historical returns to verify the return is reasonable and appropriate. Based on this approach and the plan's target asset allocation, the expected long-term rate of return on assets as of the plan's December 31, 2009 measurement date was set at 8.00%.

Postretirement Health Care. Northern Trust maintains an unfunded postretirement health care plan. Employees retiring at age 55 or older under the provisions of the U.S. defined benefit plan who have attained 15 years of service may be eligible for subsidized postretirement health care coverage. Effective January 1, 2003, the cost of this benefit is no longer subsidized by Northern Trust for new employee hires or employees who were under age 40 at December 31, 2002, or those who have not attained 15 years of service by their termination date. Effective January 1, 2010, the cost of this benefit will no longer be subsidized by Northern Trust for employees who will not be at least age 55 with at least 15 years of service on December 31, 2011. This plan change reduced the postretirement benefit obligation by $19.0 million at December 31, 2009. The reduction in liability due to the plan change fully offset the existing combined prior service cost and transition obligation balances recorded in AOCI. No curtailment gain or loss was recorded as the change in liability was solely attributed to past service and the transition obligation and prior service cost balances had already been fully offset. The provisions of this plan may be changed further at the discretion of Northern Trust, which also reserves the right to terminate these benefits at any time.

The following tables set forth the postretirement health care plan status and amounts included in AOCI at December 31, the net periodic postretirement benefit cost of the plan for 2009 and 2008, and the change in the accumulated postretirement benefit obligation during 2009 and 2008.

PLAN STATUS

(In Millions)	2009	2008
Accumulated Postretirement Benefit Obligation (APBO) at Measurement Date:		
Retirees and Dependents	$25.7	$24.1
Actives Eligible for Benefits	15.0	11.6
Actives Not Yet Eligible	9.2	25.0
Net Postretirement Benefit Liability	$49.9	$60.7

AMOUNTS INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME

(In Millions)	2009	2008
Net Actuarial Loss	$ 15.6	$10.5
Transition Obligation	–	1.9
Prior Service Benefit	(18.1)	(.6)
Gross Amount in Accumulated Other Comprehensive Income	(2.5)	11.8
Income Tax Effect	(.5)	8.5
Net Amount in Accumulated Other Comprehensive Income	$ (2.0)	$ 3.3

The income tax effect shown above includes the expected impact of the non-taxable Medicare prescription drug subsidy.

NET PERIODIC POSTRETIREMENT BENEFIT EXPENSE

(In Millions)	2009	2008	2007
Service Cost	$1.7	$1.7	$1.9
Interest Cost	3.7	3.9	3.5
Amortization			
Net Loss	.5	1.1	1.3
Transition Obligation	.5	.6	.6
Prior Service Benefit	(.1)	(.1)	(.1)
Net Periodic Postretirement Benefit Expense	$6.3	$7.2	$7.2

CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION

(In Millions)	2009	2008
Beginning Balance	$ 60.7	$62.7
Service Cost	1.7	2.1
Interest Cost	3.7	4.9
Actuarial Loss (Gain)	5.6	(6.5)
Gross Benefits Paid	(3.0)	(3.0)
Medicare Subsidy	.2	.5
Plan Change	(19.0)	–
Ending Balance	$ 49.9	$60.7

Note: Due to the change in measurement date from September 30 to December 31 in 2008, the 2008 change includes 15 months of activity.

ESTIMATED FUTURE BENEFIT PAYMENTS

(In Millions)	TOTAL POSTRETIREMENT MEDICAL BENEFITS	EXPECTED PRESCRIPTION DRUG SUBSIDY AMOUNT
2010	$ 4.1	$ (.6)
2011	4.4	(.7)
2012	4.7	(.8)
2013	4.9	(.7)
2014	5.1	(1.0)
2015-2018	25.4	(7.0)

Net periodic postretirement benefit expense for 2010 is expected to include approximately $2.0 million related to the amortization from accumulated other comprehensive income of the net loss and to be decreased by $5.0 million related to the amortization from AOCI of the prior service benefit.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.00% at December 31, 2009 and 6.25% at December 31, 2008. For measurement purposes, an 8.00% annual increase in the cost of covered medical benefits and a 9.00% annual increase in the cost of covered prescription drug benefits were assumed for 2009. These rates are assumed to gradually decrease until they reach 5.00% in 2015 for medical and 2017 for prescription drugs. The health care cost trend rate assumption has an effect on the amounts reported. For example, increasing or decreasing the assumed health care trend rate by one percentage point in each year would have the following effect.

(In Millions)	1-PERCENTAGE POINT INCREASE	1-PERCENTAGE POINT DECREASE
Effect on Total Service and Interest Cost Components	$ .1	$ (.1)
Effect on Postretirement Benefit Obligation	1.5	(1.4)

Defined Contribution Plans. The Corporation and its subsidiaries maintain various defined contribution plans covering substantially all employees. The Corporation's contribution includes a matching component and a corporate performance-based component contingent upon meeting predetermined performance objectives. The estimated contribution to defined contribution plans is charged to employee benefits and totaled $47.0 million in 2009, $42.0 million in 2008, and $44.0 million in 2007.

Note 21 – Stock-Based Compensation Plans

Northern Trust recognizes as compensation expense the grant-date fair value of stock options and other equity based compensation granted to employees within the income statement using a fair value-based method.

Total compensation expense for share-based payment arrangements was as follows:

	FOR THE YEAR ENDED DECEMBER 31,		
(In Millions)	2009	2008	2007
Stock Options	$ 27.9	$19.3	$17.8
Stock and Stock Unit Awards	19.7	15.0	14.2
Performance Stock Units	(22.2)	8.3	12.1
Total Share-Based Compensation Expense	$ 25.4	$42.6	$44.1
Tax Benefits Recognized	$ 9.3	$15.8	$16.5

As of December 31, 2009, there was $73.4 million of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Corporation's stock-based compensation plans. That cost is expected to be recognized as expense over a weighted-average period of approximately 3 years. Share-based compensation expense in 2009 includes the reversal of accruals related to performance stock units granted in 2007 and 2008 which are not expected to vest.

The Amended and Restated Northern Trust Corporation 2002 Stock Plan (the Plan) is administered by the Compensation and Benefits Committee (Committee) of the Board of Directors. All employees of the Corporation and its subsidiaries and all directors of the Corporation are eligible to receive awards under the Plan. The Plan provides for the grant of stock options, stock appreciation rights, stock awards, stock units and performance shares. As detailed below, grants are outstanding under both the Plan and The Northern Trust Corporation Amended 1992 Incentive Stock Plan (1992 Plan), a predecessor plan. The total number of shares of the Corporation's common stock authorized for issuance under the Plan is 40,000,000. As of December 31, 2009, shares available for future grant under the Plan totaled 18,392,165.

The following describes Northern Trust's share-based payment arrangements and applies to awards under the Plan and the 1992 Plan, as applicable.

Stock Options. Stock options consist of options to purchase common stock at prices not less than 100% of the fair market value thereof on the date the options are granted. Options have a maximum ten-year life and generally vest and become exercisable in one to four years after the date of grant. In addition, all options may become exercisable upon a "change of control" as defined in the Plan or the 1992 Plan. All options terminate at such time as determined by the Committee and as provided in the terms and conditions of the respective option grants.

The weighted-average assumptions used for options granted during the years ended December 31 are as follows:

	2009	2008	2007
Expected Term (in Years)	6.8	6.3	5.9
Dividend Yield	3.51%	2.48%	2.50%
Expected Volatility	40.7	27.1	28.3
Risk Free Interest Rate	2.46	3.16	4.67

The expected term of the options represents the period of time that options granted are expected to be outstanding based primarily on the historical exercise behavior attributable to previous option grants. Dividend yield represents the estimated yield from dividends paid on the Corporation's common stock over the expected term of the options. Expected volatility is determined based on the historical daily volatility of Northern Trust's stock price over a period equal to the expected term of the option. The risk free interest rate is based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

The following table provides information about stock options granted, vested, and exercised in the years ended December 31.

(In Millions, Except Per Share Information)	2009	2008	2007
Weighted Average Grant-Date Per Share Fair Value of Stock Options Granted	$16.94	$17.16	$17.40
Fair Value of Stock Options Vested	18.4	20.1	15.3
Stock Options Exercised			
Intrinsic Value	11.3	98.5	130.7
Cash Received	38.9	161.9	204.8
Tax Deduction Benefits Realized	3.6	27.9	38.4

The following is a summary of changes in nonvested stock options for the year ended December 31, 2009.

NONVESTED SHARES	SHARES	WEIGHTED-AVERAGE GRANT-DATE FAIR VALUE PER SHARE
Nonvested at December 31, 2008	3,214,503	$16.78
Granted	2,394,357	16.94
Vested	(1,111,732)	16.57
Forfeited or Cancelled	(201,214)	17.42
Nonvested at December 31, 2009	4,295,914	$16.89

A summary of the status of stock options under the Plan and the 1992 Plan at December 31, 2009, and changes during the year then ended, are presented in the table below.

($ In Millions Except Per Share Information)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE
Options Outstanding, December 31, 2008	15,822,372	$54.99		
Granted	2,394,357	56.37		
Exercised	(938,249)	44.79		
Forfeited, Expired or Cancelled	(624,798)	62.75		
Options Outstanding, December 31, 2009	16,653,682	$55.47	4.7	$49.7
Options Exercisable, December 31, 2009	12,357,768	$53.73	3.4	$49.6

Stock and Stock Unit Awards. Stock or stock unit awards may be granted by the Committee to participants which entitle them to receive a payment in the Corporation's common stock or cash under the terms of the Plan and such other terms and conditions as the Committee deems appropriate. Each stock unit provides the recipient the opportunity to receive one share of stock for each stock unit that vests. The stock units granted in 2009 vest at a rate equal to 50% on the third anniversary date of the grant and 50% on the fourth anniversary date. Stock and stock unit grants totaled 646,549, 205,435, and 235,663, with weighted average grant-date fair values of $56.07, $70.44, and $64.68 per share, for the years ended December 31, 2009, 2008, and 2007, respectively. The total fair value of shares vested during the years ended December 31, 2009, 2008, and 2007, was $25.6 million, $17.1 million, and $9.2 million, respectively.

A summary of the status of outstanding stock and stock unit awards under the Plan and the 1992 Plan at December 31, 2009, and changes during the year then ended, is presented in the table below.

($ In Millions)	NUMBER	AGGREGATE INTRINSIC VALUE
Stock and Stock Unit Awards Outstanding, December 31, 2008	1,292,933	$67.4
Granted	646,549	
Distributed	(573,495)	
Forfeited	(64,545)	
Stock and Stock Unit Awards Outstanding, December 31, 2009	1,301,442	$68.2
Units Convertible, December 31, 2009	92,400	4.8

The following is a summary of nonvested stock and stock unit awards at December 31, 2009, and changes during the year then ended.

NONVESTED STOCK AND STOCK UNITS	NUMBER	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE PER UNIT	WEIGHTED AVERAGE REMAINING VESTING TERM (YEARS)
Nonvested at December 31, 2008	1,116,458	$56.31	1.4
Granted	646,549	56.07	
Vested	(489,420)	40.50	
Forfeited	(64,545)	58.19	
Nonvested at December 31, 2009	1,209,042	$58.54	2.2

Performance Stock Units. Each performance stock unit provides the recipient the opportunity to receive one share of stock for each stock unit that vests. The number of performance stock units granted that will vest can range from 0% to 125% of the original award granted based on the level of attainment of an average earnings per share goal for a three-year period. Distribution of the award is then made after vesting. Performance stock unit grants totaled 289,409 and 393,518 with a weighted average grant-date fair value of $71.23 and $63.36 for the years ended December 31, 2008, and 2007, respectively. No performance stock units were granted in 2009.

A summary of the status of performance stock units under the Plan at December 31, 2009, and changes during the year then ended, is presented in the table below.

($ In Millions)	UNITS	WEIGHTED AVERAGE REMAINING VESTING TERM (YEARS)	AGGREGATE INTRINSIC VALUE
Units Outstanding, December 31, 2008	742,417		
Granted	–		
Converted	–		
Forfeited	(39,067)		
Cancelled	(134,212)		
Units Outstanding, December 31, 2009	569,138	0.6	29.7
Units Convertible, December 31, 2009	–	–	–

On January 19, 2010, the Northern Trust Corporation Compensation Committee determined that the performance conditions related to the 2007 performance stock unit grant were not met. As a result, 306,314 of the stock units reflected in the period end balance in the table above were cancelled. After giving effect to the cancellation of the 2007 performance stock unit grants, 262,824 performance stock units remained outstanding.

Director Stock Awards. In 2009, stock units with a total value of $1.1 million (19,248 stock units) that vest on the date of the 2010 annual meeting of the Corporation's stockholders were granted to non-employee directors. In 2008, stock units with a total value of $1.0 million (14,882 stock units) that vested on the date of the 2009 annual meeting of the Corporation's stockholders were granted to non-employee directors. Stock units granted to non-employee directors do not have voting rights. Each stock unit entitles a director to one share of common stock at vesting, unless a director elects to defer receipt of the shares. Directors may elect to defer the payment of their annual stock unit grant and cash-based compensation until termination of services as director. Amounts deferred are converted into stock units representing shares of common stock of the Corporation. Distributions of deferred stock units are made in stock. Distributions of the stock unit account that relate to cash-based compensation are made in cash based on the fair value of the stock units at the time of distribution.

Note 22 – Cash-Based Compensation Plans

Various incentive plans provide for cash incentives and bonuses to selected employees based upon accomplishment of corporate net income objectives, business unit goals, and individual performance. The estimated contributions to these plans are charged to compensation expense and totaled $168.9 million in 2009, $155.8 million in 2008, and $192.5 million in 2007.

Note 23 – Contingent Liabilities

In the normal course of business, the Corporation and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions, including, but not limited to, actions brought on behalf of various claimants or classes of claimants, regulatory matters, employment matters, and challenges from tax authorities regarding the amount of taxes due. In certain of these actions and proceedings, claims for substantial monetary damages or adjustments to recorded tax liabilities are asserted. In view of the inherent difficulty of predicting the outcome of such matters, particularly matters that will be decided by a jury and actions that seek very large damages based on novel and complex damage and liability legal theories or that involve a large number of parties, the Corporation cannot state with confidence the eventual outcome of these matters or the timing of their ultimate resolution, or estimate the possible loss or range of loss associated with them; however, based on current knowledge and after consultation with legal counsel, management does not believe that judgments or settlements in excess of amounts already reserved, if any, arising from pending or threatened legal actions, regulatory matters, employment matters, or challenges from tax authorities, either individually or in the aggregate, would have a material adverse effect on the consolidated financial position or liquidity of the Corporation, although they could have a material adverse effect on operating results for a particular period.

A number of participants in our securities lending program, which is associated with the Corporation's asset servicing business, have commenced either individual lawsuits or putative class actions in which they claim, among other things, that we failed to exercise prudence in the investment management of the collateral received from the borrowers of the securities, resulting in losses that they seek to recover. The cases assert various contractual, statutory and common law claims, including claims for breach of fiduciary duty under common law and under ERISA.

As discussed in further detail in Note 18 – Visa Membership, Northern Trust, as a member bank of Visa U.S.A., and in conjunction with other member banks, is obligated to share in losses resulting from certain indemnified litigation involving Visa. The estimated fair value of the net Visa indemnification liability, recorded within other liabilities in the consolidated balance sheet, was $56.1 million at December 31, 2009 and $73.9 million at December 31, 2008.

Note 24 – Derivative Financial Instruments

Northern Trust is a party to various derivative financial instruments that are used in the normal course of business to meet the needs of its clients; as part of its trading activity for its own account; and as part of its risk management activities. These instruments include foreign exchange contracts, interest rate contracts, and credit default swap contracts.

Northern Trust's primary risks associated with these instruments is the possibility that interest rates, foreign exchange rates, or credit spreads could change in an unanticipated manner, resulting in higher costs or a loss in the underlying value of the instrument. These risks are mitigated by establishing limits, monitoring the level of actual positions taken against such established limits, and monitoring the level of any interest rate sensitivity gaps created by such positions. When establishing position limits, market liquidity and volatility, as well as experience in each market, are all taken into account.

The estimated credit risk associated with these instruments relates to the failure of the counterparty to pay based on the contractual terms of the agreement, and is generally limited to the unrealized market value gains on these instruments. The amount of credit risk will increase or decrease during the lives of the instruments as interest rates, foreign exchange rates, or credit spreads fluctuate. This risk is controlled by limiting such activity to an approved list of counterparties and by subjecting such activity to the same credit and quality controls as are followed in lending and investment activities. Credit Support Annex agreements are currently in place with several counterparties which mitigate the aforementioned credit risk associated with derivative activity conducted with those counterparties by requiring that significant net unrealized market value gains be supported by collateral placed with Northern Trust.

Northern Trust also enters into master netting agreements with many of its derivative counterparties. Certain of these agreements contain credit-risk-related contingent features in which the counterparty has the option to declare Northern Trust in default and accelerate cash settlement of net derivative liabilities with the counterparty in the event Northern Trust's credit rating falls below specified levels. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2009, was $505.6 million. Northern Trust has posted collateral of $168.7 million against these liabilities resulting in a net maximum amount of termination payments that could have been required at December 31, 2009 of $336.9 million. Accelerated settlement due to such events would not affect net income and would not have a material effect on the consolidated financial position or liquidity of Northern Trust.

Foreign Exchange Contracts are agreements to exchange specific amounts of currencies at a future date, at a specified rate of exchange. Foreign exchange contracts are entered into primarily to meet the foreign exchange needs of clients. Foreign exchange contracts are also used for trading purposes and risk management. For risk management purposes, Northern Trust currently uses foreign exchange contracts to reduce its exposure to changes in foreign exchange rates relating to certain forecasted non-U.S. dollar denominated revenue and expenditure transactions, non-U.S. dollar denominated assets and liabilities, and net investments in non-U.S. affiliates.

Interest Rate Contracts include swap and option contracts. Interest rate swap contracts involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Northern Trust enters into interest rate swap contracts on behalf of its clients and also utilizes such contracts to reduce or eliminate the exposure to changes in the cash flows or value of hedged assets or liabilities due to changes in interest rates. Interest rate option contracts consist of caps, floors, and swaptions, and provide for the transfer or reduction of interest rate risk in exchange for a fee. Northern Trust enters into option contracts primarily as a seller of interest rate protection to clients. Northern Trust receives a fee at the outset of the agreement for the assumption of the risk of an unfavorable change in interest rates. This assumed interest rate risk is then mitigated by entering into an offsetting position with an outside counterparty. Northern Trust may also purchase option contracts for risk management purposes.

Credit Default Swap Contracts are agreements to transfer credit default risk from one party to another in exchange for a fee. Northern Trust enters into credit default swaps with outside counterparties where the counterparty agrees to assume the underlying credit exposure of a specific Northern Trust commercial loan or loan commitment.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheet at fair value within other assets or other liabilities. The accounting for changes in the fair value of a derivative in the consolidated statement of income depends on whether the contract has been designated as a hedge and qualifies for hedge accounting under GAAP.

Client-Related and Trading Derivative Instruments. In excess of 95% of Northern Trust's derivatives outstanding at December 31, 2009 and 2008, measured on a notional value basis, related to client-related and trading activities. These activities consist principally of providing foreign exchange services to clients in connection with Northern Trust's global custody business. However, in the normal course of business Northern Trust also engages in proprietary trading of currencies. The following table shows the notional amounts of client-related and trading derivative financial instruments. Notional amounts of derivative financial instruments do not represent credit risk, and are not recorded in the consolidated balance sheet. They are used merely to express the volume of this activity. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

	DECEMBER 31, 2009			DECEMBER 31, 2008		
	NOTIONAL	FAIR VALUE		NOTIONAL	FAIR VALUE	
(In Millions)	VALUE	ASSET	LIABILITY	VALUE	ASSET	LIABILITY
Foreign Exchange Contracts	$173,159.1	$2,032.2	$2,008.5	$123,755.1	$2,931.8	$2,591.1
Interest Rate Option Contracts	178.1	.4	.4	401.8	.3	.3
Interest Rate Swap Contracts	4,195.2	114.9	113.1	3,351.0	190.7	184.9
Futures Contracts	.2	–	–	.5	–	–
Total	$177,532.6	$2,147.5	$2,122.0	$127,508.4	$3,122.8	$2,776.3

Changes in the fair value of client related and trading derivative instruments are recognized currently in income. The following table shows the location and amount of gains and losses recorded in the consolidated statement of income for the year ended December 31, 2009.

(In Millions)	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME
Foreign Exchange Contracts	Foreign Exchange Trading Income	$445.7
Interest Rate Swap Contracts	Other Operating Income	4.9
Total		$450.6

Risk Management Derivative Instruments. Northern Trust uses derivative instruments to hedge its exposure to foreign currency, interest rate, and credit risk. Certain hedging relationships are formally designated and qualify for hedge accounting under GAAP as fair value, cash flow, or net investment hedges. Other derivatives that are entered into for risk management purposes as economic hedges are not formally designated as hedges and, therefore, are accounted for as trading instruments.

In order to qualify for hedge accounting, a formal assessment is performed on a calendar quarter basis to verify that derivatives used in designated hedging transactions continue to be highly effective as offsets to changes in fair value or cash flows of the hedged item. If a derivative ceases to be highly effective, or if the hedged item matures, is sold, or is terminated, or if a hedged forecasted transaction is no longer expected to occur, hedge accounting is terminated and the derivative is treated as a trading instrument.

The following table identifies the types and classifications of derivative instruments designated as hedges and used by Northern Trust to manage risk, their notional and fair values, and the respective risks addressed.

			DECEMBER 31, 2009			DECEMBER 31, 2008		
			NOTIONAL	FAIR VALUE		NOTIONAL	FAIR VALUE	
(In Millions)	DERIVATIVE INSTRUMENT	RISK CLASSIFICATION	VALUE	ASSET	LIABILITY	VALUE	ASSET	LIABILITY
Fair Value Hedges								
Available for Sale Investment Securities	Interest Rate Swap Contracts	Interest Rate	$ 257.7	$ .7	$ 4.2	$2,605.8	$ –	$ 31.8
Senior Notes and Long-Term Subordinated Debt	Interest Rate Swap Contracts	Interest Rate	1,100.0	98.1	–	1,100.0	168.9	–
Cash Flow Hedges								
Available for Sale Investment Securities	Interest Rate Swap Contracts	Interest Rate	–	–	–	100.0	1.3	–
Forecasted Foreign Currency Denominated Transactions	Foreign Exchange Contracts	Foreign Currency	1,516.7	40.8	42.8	1,008.0	87.9	114.2
Net Investment Hedges								
Net Investments in Non-U.S. Affiliates	Foreign Exchange Contracts	Foreign Currency	1,177.4	2.9	5.2	1,035.9	7.4	3.9
Total			$4,051.8	$142.5	$52.2	$5,849.7	$265.5	$149.9

In addition to the above, Sterling denominated senior and subordinated debt, totaling $413.2 million and $364.5 million at December 31, 2009 and 2008, respectively, were designated as hedges of the foreign exchange risk associated with the net investment in certain non-U.S. affiliates.

Derivatives are designated as fair value hedges to limit Northern Trust's exposure to changes in the fair value of assets and liabilities due to movements in interest rates. Changes in fair value of these derivatives are recognized currently in income. The following table shows the location and amount of derivative gains and losses recorded in the consolidated statement of income related to fair value hedges for the year ended December 31, 2009.

(In Millions)	DERIVATIVE INSTRUMENT	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME
Available for Sale Investment Securities	Interest Rate Swap Contracts	Interest Income	$ 5.7
Senior Notes and Long-Term Subordinated Debt	Interest Rate Swap Contracts	Interest Expense	(43.0)
Total			$(37.3)

For fair value hedges, Northern Trust applies the "shortcut" method of accounting, available under GAAP, which assumes there is no ineffectiveness in a hedge. As a result, changes recorded in the fair value of the hedged item are equal to the offsetting gain or loss on the derivative and are reflected in the same line item. There was no ineffectiveness recorded for available for sale investment securities, senior notes, or subordinated debt during the years ended December 31, 2009 or 2008.

Derivatives are also designated as cash flow hedges in order to minimize the variability in cash flows of earning assets or forecasted transactions caused by movements in interest or foreign exchange rates. The effective portion of changes in the fair value of such derivatives is recognized in AOCI, a component of stockholders' equity. When the hedged forecasted transaction impacts earnings, balances in AOCI are reclassified to the same income or expense classification as the hedged item. Northern Trust applies the "shortcut" method of accounting for cash flow hedges of available for sale securities. For cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions, Northern Trust utilizes the dollar-offset method, a "long-haul" method of accounting under GAAP, in assessing whether these hedging relationships are highly effective at inception and on an ongoing basis. Any ineffectiveness is recognized currently in earnings. As of December 31, 2009, twenty-three months is the maximum length of time over which the exposure to variability in future cash flows of forecasted foreign currency denominated transactions is being hedged.

The following table provides cash flow hedge derivative gains and losses recognized in AOCI and the amounts reclassified to earnings during the year ended December 31, 2009.

(In Millions)	FOREIGN EXCHANGE CONTRACTS	INTEREST RATE SWAP CONTRACTS
Net Gain/(Loss) Recognized in AOCI	$ 8.2	$ –
Net Gain/(Loss) Reclassified from AOCI to Earnings		
Trust, Investment and Other Servicing Fees	20.1	–
Other Operating Income	1.5	–
Interest Income	13.6	.2
Interest Expense	.1	–
Compensation	(35.8)	–
Employee Benefits	(10.2)	–
Equipment and Software Expense	(.6)	–
Occupancy Expense	(5.0)	–
Other Operating Expense	(.8)	–
Total	$(17.1)	$.2

Included in the $16.9 million of net derivative losses reclassified from AOCI during the year ended December 31, 2009 was $3.0 million of net foreign exchange contract losses relating to cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions that were discontinued as it was no longer considered probable that the original forecasted transactions would occur. It is estimated that a net loss of $1.0 million will be reclassified into earnings within the next twelve months relating to cash flow hedges.

Foreign exchange contracts and qualifying nonderivative instruments are designated as net investment hedges to minimize Northern Trust's exposure to variability in the foreign currency translation of net investments in non-U.S. branches and subsidiaries. The effective portion of changes in the fair value of the hedging instrument is recognized in AOCI consistent with the related translation gains and losses. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to eliminate hedge ineffectiveness. As a result, no ineffectiveness was recorded for these hedges during the year ended December 31, 2009 or 2008. Amounts recorded in AOCI are reclassified to earnings only upon the sale or liquidation of an investment in a non-U.S. branch or subsidiary.

The following table provides net investment hedge gains and losses recognized in AOCI during the year ended December 31, 2009.

(In Millions)	AMOUNT OF HEDGING INSTRUMENT GAIN/(LOSS) RECOGNIZED IN AOCI (BEFORE TAX)
Foreign Exchange Contracts	$ (63.9)
Sterling Denominated Subordinated Debt	(15.5)
Sterling Denominated Senior Debt	(23.3)
Total	$(102.7)

Derivatives not formally designated as hedges under GAAP are also entered into to manage the foreign currency risk of non-U.S. dollar denominated assets and liabilities and the credit risk of loans and loan commitments. The following table identifies the types and classifications of risk management derivative instruments not formally designated as hedges, their notional and fair values, and the respective risks addressed.

			DECEMBER 31, 2009			DECEMBER 31, 2008		
			NOTIONAL	FAIR VALUE		NOTIONAL	FAIR VALUE	
(In Millions)	DERIVATIVE INSTRUMENT	RISK CLASSIFICATION	VALUE	ASSET	LIABILITY	VALUE	ASSET	LIABILITY
Commercial Loans and Loan Commitments	Credit Default Swap Contracts	Credit	$127.0	$ –	$2.2	$235.5	$38.4	$.3
Commercial Loans	Foreign Exchange Contracts	Foreign Currency	118.7	2.3	.7	129.9	2.4	3.5
Net Investments in Non-U.S. Affiliates	Foreign Exchange Contracts	Foreign Currency	66.6	.1	2.3	63.8	5.2	.2
Total			312.3	2.4	5.2	429.2	46.0	4.0

Changes in the fair value of derivative instruments not formally designated as hedges are recognized currently in income. The following table provides the location and amount of gains and losses recorded in the consolidated statement of income for the year ended December 31, 2009.

(In Millions)	LOCATION OF DERIVATIVE GAIN/(LOSS) RECOGNIZED IN INCOME	AMOUNT RECOGNIZED IN INCOME
Credit Default Swap Contracts	Other Operating Income	$ (4.6)
Foreign Exchange Contracts	Other Operating Income	(6.3)
Total		$(10.9)

Note 25 – Off-Balance Sheet Financial Instruments

Commitments and Letters of Credit. Northern Trust, in the normal course of business, enters into various types of commitments and issues letters of credit to meet the liquidity and credit enhancement needs of its clients. The contractual amounts of these instruments represent the potential credit exposure should the instrument be fully drawn upon and the client default. To control the credit risk associated with entering into commitments and issuing letters of credit, Northern Trust subjects such activities to the same credit quality and monitoring controls as its lending activities.

Commitments and letters of credit consist of the following:

Legally Binding Commitments to Extend Credit generally have fixed expiration dates or other termination clauses. Since a significant portion of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future loans or liquidity requirements.

Commercial Letters of Credit are instruments issued by Northern Trust on behalf of its clients that authorize a third party (the beneficiary) to draw drafts up to a stipulated amount under the specified terms and conditions of the agreement. Commercial letters of credit are issued primarily to facilitate international trade.

Standby Letters of Credit obligate Northern Trust to meet certain financial obligations of its clients, if, under the contractual terms of the agreement, the clients are unable to do so. These instruments are primarily issued to support public and private financial commitments, including commercial paper, bond financing, initial margin requirements on futures exchanges, and similar transactions. Certain standby letters of credit have been secured with cash deposits or participated to others. Northern Trust is obligated to meet the entire financial obligation of these agreements and in certain cases is able to recover the amounts paid through recourse against cash deposits or other participants.

The following table shows the contractual amounts of commitments and letters of credit.

COMMITMENTS AND LETTERS OF CREDIT

	DECEMBER 31	
(In Millions)	2009	2008
Legally Binding Commitments to Extend Credit*	$25,651.8	$25,356.3
Commercial Letters of Credit	31.2	36.7
Standby Letters of Credit:		
Corporate	1,191.9	1,136.2
Industrial Revenue	2,536.7	2,080.7
Other	1,070.2	808.1
Total Standby Letters of Credit**	$ 4,798.8	$ 4,025.0

** These amounts exclude $1.6 billion and $1.7 billion of commitments participated to others at December 31, 2009 and 2008, respectively.*
*** These amounts include $618.7 million and $378.1 million of standby letters of credit secured by cash deposits or participated to others as of December 31, 2009 and 2008, respectively. The weighted average maturity of standby letters of credit was 21 months at December 31, 2009 and 25 months at December 31, 2008.*

Other Off-Balance Sheet Financial Instruments. As part of securities custody activities and at the direction of clients, Northern Trust lends securities owned by clients to borrowers who are reviewed and approved by the Senior Credit Committee. The borrowing party is required to fully collateralize securities received with cash, marketable securities, or irrevocable standby letters of credit. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest, with revaluation of the collateral on a daily basis. In connection with these activities, Northern Trust has issued certain indemnifications to clients against loss that is a direct result of a borrower's failure to return securities when due, should the value of such securities exceed the value of the collateral required to be posted. The amount of securities loaned as of December 31, 2009 and 2008 subject to indemnification was $82.3 billion and $82.7 billion, respectively. Because of the credit quality of the borrowers and the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is not significant and, therefore, no liability has been recorded relating to the indemnifications provided.

The Bank is a participating member of various cash, securities, and foreign exchange clearing and settlement organizations such as The Depository Trust Company in New York. It participates in these organizations on behalf of its clients and on its own behalf as a result of its own investment and trading activities. A wide variety of cash and securities transactions are settled through these organizations, including those involving obligations of states and political subdivisions, asset-backed securities, commercial paper, dollar placements, and securities issued by the Government National Mortgage Association.

As a result of its participation in cash, securities, and foreign exchange clearing and settlement organizations, the Bank could be responsible for a pro rata share of certain credit-related losses arising out of the clearing activities. The method in which such losses would be shared by the clearing members is stipulated in each clearing organization's membership agreement. Credit exposure related to these agreements varies from day to day, primarily as a result of fluctuations in the volume of transactions cleared through the organizations. The estimated credit exposure at December 31, 2009 and 2008 was $77 million and $61 million, respectively, based on the membership agreements and clearing volume for those days. Controls related to these clearing transactions are closely monitored to protect the assets of Northern Trust and its clients.

Note 26 – Variable Interest Entities

A variable interest entity (VIE) is defined under GAAP as an entity which either has total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (such as the ability to make significant decisions through voting rights or the right to receive the expected residual returns of the entity and the obligation to absorb the expected losses of the entity). Investors that finance a VIE through debt or equity interests, or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity.

GAAP requires an entity to disclose its maximum exposure to loss where it has "significant" variable interests in an unconsolidated VIE. GAAP does not define "significant" and, as such, judgment is required. The variable interest holder, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. Assessments of variable interests are based on expected losses and residual returns, which consider various scenarios on a probability-weighted basis.

Northern Trust acts as investment advisor to Registered Investment Companies, Undertakings for the Collective Investment of Transferable Securities and other unregistered short-term investment pools in which various clients of Northern Trust are investors. Although not obligated to do so, in 2008 the Corporation entered into Capital Support Agreements (CSAs) with certain of these entities (Funds) which held notes, asset backed securities, and other instruments whose values had been adversely impacted by widening risk premiums and liquidity spreads and significant rating agency downgrades. The Corporation entered into the CSAs to assist the Funds in maintaining net asset values of $1.00 in order to provide financial stability to the Funds and investors in the Funds. The CSAs also allowed the registered funds to hold assets that had fallen to below investment grade, thus avoiding a forced sale in an inactive market.

The estimated fair value of the Corporation's contingent liability under the agreements as of December 31, 2008 was $314.1 million and was recorded within other liabilities in the consolidated balance sheet. As of December 31, 2009, no liability existed as all CSAs had expired in connection with the final settlements of covered securities. During 2009, final cash payments totaling $204.8 million were made under the CSAs and reductions of other operating expenses totaling $109.3 million were recorded to reflect the difference between the actual cash payments made and the liability as of December 31, 2008.

Under GAAP, the Funds are considered VIEs and the CSAs reflected Northern Trust's implicit variable interest in the credit risk of the affected Funds. Implicit interests are required to be considered when determining the primary beneficiary of a VIE. The Funds were designed to create and pass to investors interest rate and credit risk. In determining whether Northern Trust was the primary beneficiary of the Funds during the period in which the CSAs were in place, expected loss calculations based on the characteristics of the underlying investments in the Funds were used to estimate the expected losses related to interest rate and credit risk, while also considering the relative rights and obligations of each of the variable interest holders. These analyses concluded that interest rate risk was the primary driver of expected losses within the Funds. As such, Northern Trust determined that it was not the primary beneficiary of the Funds and was not required to consolidate them within its balance sheet.

The fair value of assets held by unconsolidated VIEs where Northern Trust had significant involvement as of December 31, 2008 was $114.2 billion. Northern Trust's maximum exposure to losses of these entities as a result of its involvement with them via the CSAs was $550.0 million as of December 31, 2008. The Corporation's significant involvement in these VIEs was discontinued when the CSA agreements expired in November 6, 2009 and as such the Corporation's maximum exposure to loss as of December 31, 2009 is zero.

Note 27 – Pledged and Restricted Assets

Certain of Northern Trust's subsidiaries, as required or permitted by law, pledge assets to secure public and trust deposits, repurchase agreements, FHLB borrowings, and for other purposes. On December 31, 2009, securities and loans totaling $24.1 billion ($13.9 billion of government sponsored agency and other securities, $769.2 million of obligations of states and political subdivisions, and $9.4 billion of loans), were pledged. Collateral required for these purposes totaled $5.1 billion. Included in the total pledged assets are available for sale securities with a total fair value of $1.0 billion which were pledged as collateral for agreements to repurchase securities sold transactions. The secured parties to these transactions have the right to repledge or sell these securities.

Northern Trust is permitted to repledge or sell collateral accepted from agreements to resell securities purchased transactions. The total fair value of accepted collateral as of December 31, 2009 and 2008 was $227.9 million and $32.4 million, respectively. There was no repledged or sold collateral as of December 31, 2009 or 2008.

Deposits maintained to meet Federal Reserve Bank reserve requirements averaged $448.7 million in 2009 and $148.5 million in 2008.

Note 28 – Restrictions on Subsidiary Dividends and Loans or Advances

Provisions of state and federal banking laws restrict the amount of dividends that can be paid to the Corporation by its banking subsidiaries. Under applicable state and federal laws, no dividends may be paid in an amount greater than the net or undivided profits (as defined) then on hand, subject to other applicable provisions of law. In addition, prior approval from the relevant federal banking regulator is required if dividends declared by any of the Corporation's banking subsidiaries in any calendar year will exceed its net profits for that year, combined with its retained net profits for the preceding two years. Based on these regulations, the Corporation's banking subsidiaries, without regulatory approval, could declare dividends during 2010 equal to their 2010 eligible net profits (as defined) plus $1,312.1 million. The ability of each banking subsidiary to pay dividends to the Corporation may be further restricted as a result of regulatory policies and guidelines relating to dividend payments and capital adequacy.

State and federal laws limit the transfer of funds by a banking subsidiary to the Corporation and certain of its affiliates in the form of loans or extensions of credit, investments or purchases of assets. Transfers of this kind to the Corporation or a nonbanking subsidiary by a banking subsidiary are each limited to 10% of the banking subsidiary's capital and surplus with respect to each affiliate and to 20% in the aggregate, and are also subject to certain collateral requirements. These transactions, as well as other transactions between a banking subsidiary and the Corporation or its affiliates, must also be on terms substantially the same as, or at least as favorable as, those prevailing at the time for comparable transactions with non-affiliated companies or, in the absence of comparable transactions, on terms, or under circumstances, including credit standards, that would be offered to, or would apply to, non-affiliated companies.

Note 29 – Fair Value Measurements

Fair value under GAAP is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Fair Value Hierarchy. The following describes the hierarchy of valuation inputs (Levels 1, 2, and 3) used to measure fair value and the primary valuation methodologies used by Northern Trust for financial instruments measured at fair value on a recurring basis. Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized within the hierarchy based on the lowest level input that is significant to their valuation.

Level 1 – Quoted, active market prices for identical assets or liabilities. Northern Trust's Level 1 assets and liabilities include available for sale investments in U.S. treasury securities, seed investments for the development of managed fund products consisting of common stock and securities sold but not yet purchased, and U.S. treasury securities held to fund employee benefit and deferred compensation obligations.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. Northern Trust's Level 2 assets include available for sale and trading account investments in government sponsored agency securities, asset-backed securities, obligations of states and political subdivisions, corporate debt securities, and non-U.S. government securities, the fair values of which are modeled by external pricing vendors or, in limited cases, modeled internally, using a discounted cash flow approach that incorporates current market yield curves and assumptions regarding anticipated prepayments and defaults.

Level 2 assets and liabilities also include derivative contracts such as foreign exchange, interest rate, and credit default swap contracts that are valued using widely accepted models that incorporate inputs readily observable in actively quoted markets and do not require significant judgment. Inputs to these models reflect the contractual terms of the contracts and, based on the type of instrument, can include foreign exchange rates, interest rates, credit spreads, and volatility inputs. Northern Trust evaluated the impact of counterparty credit risk and its own credit risk on the valuation of its derivative instruments. Factors considered included the likelihood of default by Northern Trust and its counterparties, the remaining maturities of the instruments, net exposures after giving effect to master netting agreements, available collateral, and other credit enhancements in determining the appropriate fair value of derivative instruments. The resulting valuation adjustments are not considered material. Level 2 other assets represent investments in mutual and collective trust funds held to fund employee benefit and deferred compensation obligations. These investments are valued at the funds' net asset values.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace. Northern Trust's Level 3 assets consist of auction rate securities purchased from Northern Trust clients. The lack of activity in the auction rate security market has resulted in a lack of observable market inputs to use in determining fair value. Therefore, Northern Trust incorporated its own assumptions about future cash flows and appropriate discount rates adjusted for credit and liquidity factors. In developing these assumptions, Northern Trust incorporated the contractual terms of the securities, the types of collateral, any credit enhancements available, and relevant market data, where available. Level 3 liabilities include financial guarantees relating to standby letters of credit and a net estimated liability for Visa related indemnifications, discussed further in detail in Notes 25 and 18, respectively. Northern Trust's recorded liability for standby letters of credit, reflecting the obligation it has undertaken, is measured as the amount of unamortized fees on these instruments. The fair value of the net estimated liability for Visa related indemnifications is based on available market data and significant management judgment. Prior to December 31, 2009, Level 3 liabilities also included CSAs with certain investment funds and asset pools for which Northern Trust acts as investment advisor. These agreements, all of which expired in 2009 in connection with the final settlement of covered securities, were valued using an option pricing model that included prices for securities not actively traded in the marketplace as a significant input.

While Northern Trust believes its valuation methods for its assets and liabilities carried at fair value are appropriate and consistent with other market participants, the use of different methodologies or assumptions, particularly as applied to Level 3 assets and liabilities, could have a material effect on the computation of their estimated fair values.

The following presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by fair value hierarchy level.

	DECEMBER 31, 2009				
(In Millions)	LEVEL 1	LEVEL 2	LEVEL 3	NETTING *	ASSETS/ LIABILITIES AT FAIR VALUE
Securities					
Available for Sale					
U.S. Government	$ 74.0	$ –	$ –	$ –	$ 74.0
Obligations of States and Political Subdivisions	–	47.0	–	–	47.0
Government Sponsored Agency	–	12,325.4	–	–	12,325.4
Corporate Debt	–	2,822.1	–	–	2,822.1
Residential Mortgage-Backed	–	314.0	–	–	314.0
Other Asset-Backed	–	1,181.3	–	–	1,181.3
Auction Rate	–	–	427.7	–	427.7
Other	–	270.6	–	–	270.6
Total	74.0	16,960.4	427.7	–	17,462.1
Trading Account	–	9.9	–	–	9.9
Total	74.0	16,970.3	427.7	–	17,472.0
Other Assets					
Derivatives	–	2,292.4	–	(1,156.0)	1,136.4
All Other	59.9	35.1	–	–	95.0
Total	59.9	2,327.5	–	(1,156.0)	1,231.4
Total Assets at Fair Value	$133.9	$19,297.8	$427.7	$(1,156.0)	$18,703.4
Other Liabilities					
Derivatives	$ –	$ 2,179.4	$ –	$(1,133.1)	$ 1,046.3
All Other	3.9	–	94.4	–	98.3
Total Liabilities at Fair Value	$ 3.9	$ 2,179.4	$ 94.4	$(1,133.1)	$ 1,144.6

* *As permitted under GAAP, Northern Trust has elected to net derivative assets and liabilities when legally enforceable master netting agreements exist. As of December 31, 2009, derivative assets and liabilities have been further reduced by $216.2 million and $193.3 million, respectively, as a result of cash collateral received from and deposited with derivative counterparties.*

(In Millions)	DECEMBER 31, 2008 LEVEL 1	LEVEL 2	LEVEL 3	NETTING *	ASSETS/ LIABILITIES AT FAIR VALUE
Securities					
Available for Sale					
U.S. Government	$19.9	$ –	$ –	$ –	$ 19.9
Obligations of States and Political Subdivisions	–	31.6	–	–	31.6
Government Sponsored Agency	–	11,261.4	–	–	11,261.4
Corporate Debt	–	739.6	–	–	739.6
Residential Mortgage-Backed	–	439.3	–	–	439.3
Other Asset-Backed	–	1,133.3	–	–	1,133.3
Auction Rate	–	–	453.1	–	453.1
Other	–	336.2	–	–	336.2
Total	19.9	13,941.4	453.1	–	14,414.4
Trading Account	–	2.3	–	–	2.3
Total	19.9	13,943.7	453.1	–	14,416.7
Other Assets					
Derivatives	–	4,968.7	–	(1,649.0)	3,319.7
All Other	58.5	27.2	–	–	85.7
Total	58.5	4,995.9	–	(1,649.0)	3,405.4
Total Assets at Fair Value	$78.4	$18,939.6	$453.1	$(1,649.0)	$17,822.1
Other Liabilities					
Derivatives	$ –	$ 4,466.5	$314.1	$(1,649.0)	$ 3,131.6
All Other	3.3	–	104.2	–	107.5
Total Liabilities at Fair Value	$ 3.3	$ 4,466.5	$418.3	$(1,649.0)	$ 3,239.1

** As permitted under GAAP, Northern Trust has elected to net derivative assets and liabilities when legally enforceable master netting agreements exist.*

The following presents the changes in Level 3 assets for the years ended December 31, 2009 and 2008.

(In Millions)	SECURITIES AVAILABLE FOR SALE [1] 2009	2008
Fair Value at January 1	$ 453.1	$ –
Total Realized and Unrealized		
Losses (Gains) Included in Earnings	(10.3)	–
Gains (Losses) Included in Other Comprehensive Income	31.9	(13.9)
Purchases, Sales, Issuances, and Settlements, Net	(47.0)	467.0
Fair Value at December 31	$ 427.7	$453.1

(1) Amounts reflect changes in the fair value of auction rate securities.

As discussed in Note 3 – Securities, Auction Rate Securities Purchase Program, Northern Trust purchased certain illiquid auction rate securities from clients which were recorded at their purchase date fair market values and designated as available for sale securities. Subsequent to their purchase, the securities are reported at fair value and unrealized gains and losses are credited or charged, net of the tax effect, to AOCI. As of December 31, 2009 and 2008, the net unrealized gain and loss related to these securities was $18.0 million ($11.4 million net of tax) and $13.9 million ($8.8 million net of tax), respectively. Realized gains of $10.3 million include $7.9 million from redemptions by issuers and $2.4 million from sales of securities. Gains on redemptions and sales are included in interest income and security gains (losses), net, respectively, within the consolidated statement of income.

The following presents the changes in Level 3 liabilities for the years ended December 31, 2009 and 2008.

	OTHER LIABILITIES			
	DERIVATIVES (1)		ALL OTHER (2)	
(In Millions)	2009	2008	2009	2008
Fair Value at January 1	$ 314.1	$ –	$104.2	$162.9
Total Realized and Unrealized (Gains) Losses				
Included in Earnings	(109.3)	314.1	(25.8)	(83.1)
Included in Other Comprehensive Income	–	–	–	–
Purchases, Sales, Issuances, and Settlements, Net	(204.8)	–	16.0	24.4
Fair Value at December 31	$ –	$314.1	$ 94.4	$104.2
Unrealized Gains (Losses) Included in Earnings Related to Financial Instruments Held at December 31	$ –	$314.1	$ –	$ –

(1) Balance represents the fair value of Capital Support Agreements (Refer to Note 26).
(2) Balance represents standby letters of credit and the net estimated liability for Visa related indemnifications (Refer to Notes 25 and 18).

All realized and unrealized gains and losses related to Level 3 liabilities are included in other operating income or other operating expenses with the exception of charges related to the Visa indemnification liability, which have been presented separately in the consolidated statement of income.

Carrying values of assets and liabilities that are not measured at fair value on a recurring basis may be adjusted to fair value in periods subsequent to their initial recognition, for example, to record an impairment of an asset. GAAP requires entities to separately disclose these fair value measurements and to classify them under the fair value hierarchy. During the year ended December 31, 2009, Northern Trust provided an additional $37.3 million in specific reserves to adjust impaired loans held at December 31, 2009 to their total estimated fair value of $50.8 million. Northern Trust also charged $.3 million through other operating expenses to reduce the value of OREO properties held at December 31, 2009 to their total estimated fair value of $.4 million. The fair value of loan collateral and OREO were supported by third party appraisals, discounted to reflect management's judgment as to the realizable value of the collateral and the real estate. The fair value measurements of these impaired loans and OREO are classified as Level 3.

Fair Value of Financial Instruments. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate fair value. It excludes from its scope nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values that add value to Northern Trust. Accordingly, the fair value disclosures presented below provide only a partial estimate of the fair value of Northern Trust. Financial instruments recorded at fair value on Northern Trust's consolidated balance sheet are discussed above. The following methods and assumptions were used in estimating the fair values of financial instruments that are not carried at fair value.

Held to Maturity Securities. The fair values of held to maturity securities are modeled by external pricing vendors or, in limited cases, modeled internally, using a discounted cash flow approach that incorporates current market yield curves and assumptions regarding anticipated prepayments and defaults.

Loans (excluding lease receivables). The fair values of one-to-four family residential mortgages were based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. The fair values of the remainder of the loan portfolio were estimated using a discounted cash flow method in which the interest component of the discount rate used was the rate at which Northern Trust would have originated the loan had it been originated as of the date of the consolidated financial statements. The fair values of all loans were adjusted to reflect current assessments of loan collectibility.

Savings Certificates, Other Time, and Non-U.S. Offices Interest-Bearing Deposits. The fair values of these instruments were estimated using a discounted cash flow method that incorporated market interest rates.

Senior Notes, Subordinated Debt, Federal Home Loan Bank Borrowings, and Floating Rate Capital Debt. Fair values were based on quoted market prices, when available. If quoted market prices were not available, fair values were based on quoted market prices for comparable instruments.

Loan Commitments. The fair values of loan commitments represent the amount of unamortized fees on these instruments.

Financial Instruments Valued at Carrying Value. Due to their short maturity, the carrying values of certain financial instruments approximated their fair values. These financial instruments include cash and due from banks; money market assets (includes federal funds sold and securities purchased under agreements to resell, time deposits with banks, and federal reserve deposits and other interest-bearing assets); client security settlement receivables; federal funds purchased; securities sold under agreements to repurchase; and other borrowings (includes Treasury Investment Program balances, term federal funds purchased, and other short-term borrowings). Under GAAP, the fair values required to be disclosed for demand, noninterest-bearing, savings, and money market deposits must equal the amounts disclosed in the consolidated balance sheet, even though such deposits are typically priced at a premium in banking industry consolidations.

The following table summarizes the fair values of financial instruments.

	DECEMBER 31			
	2009		2008	
(In Millions)	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
ASSETS				
Cash and Due from Banks	$ 2,491.8	$ 2,491.8	$ 2,648.2	$ 2,648.2
Money Market Assets	28,128.2	28,128.2	26,293.8	26,293.8
Securities:				
Available for Sale	17,462.1	17,462.1	14,414.4	14,414.4
Held to Maturity	1,161.4	1,185.7	1,154.1	1,156.1
Trading Account	9.9	9.9	2.3	2.3
Loans (excluding Leases)				
Held for Investment	26,497.0	26,539.1	29,378.4	29,506.0
Held for Sale	4.2	4.2	7.3	7.3
Client Security Settlement Receivables	794.8	794.8	709.3	709.3
LIABILITIES				
Deposits:				
Demand, Noninterest-Bearing, Savings and Money Market	26,527.3	26,527.3	23,758.5	23,758.5
Savings Certificates, Other Time and Non-U.S. Offices Interest-Bearing	31,754.0	31,783.6	38,647.9	38,676.4
Federal Funds Purchased	6,649.8	6,649.8	1,783.5	1,783.5
Securities Sold under Agreements to Repurchase	1,037.5	1,037.5	1,529.1	1,529.1
Other Borrowings	2,078.3	2,078.3	736.7	736.7
Senior Notes	1,551.8	1,611.3	1,052.6	998.4
Long Term Debt:				
Subordinated Debt	1,132.5	1,150.6	1,365.7	1,277.6
Federal Home Loan Bank Borrowings	1,697.5	1,792.6	1,917.7	1,942.2
Floating Rate Capital Debt	276.8	159.4	276.7	208.8
Financial Guarantees	94.4	94.4	418.3	418.3
Loan Commitments	28.4	28.4	19.9	19.9
DERIVATIVE INSTRUMENTS				
Asset/Liability Management:				
Foreign Exchange Contracts				
Assets	46.1	46.1	102.9	102.9
Liabilities	51.0	51.0	121.8	121.8
Interest Rate Swap Contracts				
Assets	98.8	98.8	170.2	170.2
Liabilities	4.2	4.2	31.8	31.8
Credit Default Swaps				
Assets	–	–	38.4	38.4
Liabilities	2.2	2.2	.3	.3
Client-Related and Trading:				
Foreign Exchange Contracts				
Assets	2,032.2	2,032.2	2,931.8	2,931.8
Liabilities	2,008.5	2,008.5	2,591.1	2,591.1
Interest Rate Swap Contracts				
Assets	114.9	114.9	190.7	190.7
Liabilities	113.1	113.1	184.9	184.9
Interest Rate Option Contracts				
Assets	.4	.4	.3	.3
Liabilities	.4	.4	.3	.3

Note 30 – Business Units and Related Information

Information regarding the Corporation's major business units is contained in the Results of Operations tables included in the section titled "Business Unit Reporting" beginning on page 32 and is incorporated herein by reference.

Northern Trust's international activities are centered in the global custody, treasury activities, foreign exchange, asset servicing, asset management, and commercial banking businesses. The operations of Northern Trust are managed on a business unit basis and include components of both U.S and non-U.S. source income and assets. Non-U.S. source income and assets are not separately identified in Northern Trust's internal management reporting system. However, Northern Trust is required to disclose non-U.S. activities based on the domicile of the customer. Due to the complex and integrated nature of Northern Trust's activities, it is impossible to segregate with precision revenues, expenses and assets between U.S. and non-U.S. domiciled customers. Therefore, certain subjective estimates and assumptions have been made to allocate revenues, expenses and assets between U.S. and non-U.S. operations.

For purposes of this disclosure, all foreign exchange trading income has been allocated to non-U.S. operations. Interest expense is allocated to non-U.S. operations based on specifically matched or pooled funding. Allocations of indirect noninterest expenses related to non-U.S. activities are not significant, but when made, are based on various methods such as time, space, and number of employees.

The table below summarizes international performance based on the allocation process described above without regard to guarantors or the location of collateral. The U.S. performance includes the impacts of benefits totaling $17.8 million recorded in 2009 with regards to a reduction in the Visa indemnification liability, $244.0 million recorded in 2008 in connection with Visa's initial public offering and $150 million of pre-tax charges recorded in 2007 for accruals related to certain indemnifications of Visa, as discussed in further detail in Note 18 – Visa Membership.

DISTRIBUTION OF TOTAL ASSETS AND OPERATING PERFORMANCE

(In Millions)	TOTAL ASSETS	TOTAL REVENUE*	INCOME BEFORE INCOME TAXES	NET INCOME
2009				
Non-U.S.	$19,253.2	$1,086.9	$ 445.4	$305.8
U.S.	62,888.3	2,700.0	809.8	558.4
Total	$82,141.5	$3,786.9	$1,255.2	$864.2
2008				
Non-U.S.	$24,433.0	$1,598.6	$ 842.2	$534.9
U.S.	57,620.6	2,679.9	433.5	259.9
Total	$82,053.6	$4,278.5	$1,275.7	$794.8
2007				
Non-U.S.	$25,209.9	$1,183.5	$ 577.5	$378.4
U.S.	42,401.3	2,325.5	483.3	348.5
Total	$67,611.2	$3,509.0	$1,060.8	$726.9

** Revenue is comprised of net interest income and noninterest income.*

Note 31 – Regulatory Capital Requirements

Northern Trust and its U.S. subsidiary banks are subject to various regulatory capital requirements administered by the federal bank regulatory authorities. Under these requirements, banks must maintain specific ratios of total and tier 1 capital to risk-weighted assets and of tier 1 capital to average quarterly assets in order to be classified as "well capitalized." The regulatory capital requirements impose certain restrictions upon banks that meet minimum capital requirements but are not "well capitalized" and obligate the federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not maintain such minimum ratios. Such prompt corrective action could have a direct material effect on a bank's financial statements.

As of December 31, 2009, each of Northern Trust's U.S. subsidiary banks had capital ratios above the level required for classification as a "well capitalized" institution and had not received any regulatory notification of a lower classification. Additionally, Northern Trust's subsidiary banks located outside the U.S. are subject to regulatory capital requirements in the jurisdictions in which they operate. As of December 31, 2009, each of Northern Trust's non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements. There are no conditions or events since December 31, 2009 that management believes have adversely affected the capital categorization of any Northern Trust subsidiary bank.

The table below summarizes the risk-based capital amounts and ratios for Northern Trust and for each of its U.S. subsidiary banks whose net income for 2009 or 2008 exceeded 10% of the consolidated total.

($ In Millions)	ACTUAL		MINIMUM TO QUALIFY AS WELL CAPITALIZED	
	AMOUNT	RATIO	AMOUNT	RATIO
AS OF DECEMBER 31, 2009				
Total Capital to Risk-Weighted Assets				
Consolidated	$7,711	15.8%	$4,878	10.0%
The Northern Trust Company	6,044	16.1	3,751	10.0
Northern Trust, NA	1,170	11.0	1,061	10.0
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	6,522	13.4	2,927	6.0
The Northern Trust Company	4,756	12.7	2,250	6.0
Northern Trust, NA	1,010	9.5	637	6.0
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	6,522	8.8	3,725	5.0
The Northern Trust Company	4,756	7.7	3,073	5.0
Northern Trust, NA	1,010	8.2	615	5.0
AS OF DECEMBER 31, 2008				
Total Capital to Risk-Weighted Assets				
Consolidated	$7,869	15.4%	$5,125	10.0%
The Northern Trust Company	5,673	14.1	4,034	10.0
Northern Trust, NA	1,109	10.9	1,020	10.0
Tier 1 Capital to Risk-Weighted Assets				
Consolidated	6,703	13.1	3,075	6.0
The Northern Trust Company	4,385	10.9	2,421	6.0
Northern Trust, NA	976	9.6	612	6.0
Tier 1 Capital (to Fourth Quarter Average Assets)				
Consolidated	6,703	8.5	3,945	5.0
The Northern Trust Company	4,385	6.4	3,403	5.0
Northern Trust, NA	976	8.6	568	5.0

The bank regulatory authorities of several nations, individually but in coordination with the Basel Committee on Banking Supervision (Basel Committee), have enacted changes to the risk-based capital adequacy framework that affect the capital guidelines applicable to financial holding companies and banks. The Basel Committee published the latest agreed upon version of the new Basel Capital Accord (BCA) in November 2005. U.S. regulatory agencies have issued final rules related to implementation of the BCA in the United States. The rules became effective April 1, 2008 and require the completion, within thirty-six months of the effective date, of a four-quarter parallel run under both the new and current capital rules. Transitional arrangements are effective for at least three years following the completion of the four-quarter parallel run, during which minimum regulatory capital requirements are subject to floors tied to the current capital rules. Northern Trust has for several years been preparing to comply with the advanced approaches of the BCA framework for calculating risk-based capital related to credit risk and operational risk and has established a program management office to oversee implementation across the Corporation.

Note 32 – Northern Trust Corporation (Corporation only)

Condensed financial information is presented below. Investments in wholly-owned subsidiaries are carried on the equity method of accounting.

CONDENSED BALANCE SHEET

(In Millions)	DECEMBER 31 2009	2008
ASSETS		
Cash on Deposit with Subsidiary Bank	$ 6.5	$ 22.5
Time Deposits with Subsidiary Banks	1,484.0	1,216.0
Securities	10.1	410.1
Advances to Wholly-Owned Subsidiaries – Banks	285.0	285.0
– Nonbank	5.0	5.0
Investments in Wholly-Owned Subsidiaries – Banks	5,959.9	5,408.6
– Nonbank	128.7	111.5
Buildings and Equipment	3.4	3.4
Other Assets	371.9	658.0
Total Assets	$8,254.5	$8,120.1
LIABILITIES		
Long-Term Debt	$1,390.5	$ 906.8
Floating Rate Capital Debt	276.8	276.7
Other Liabilities	275.1	547.2
Total Liabilities	1,942.4	1,730.7
STOCKHOLDERS' EQUITY		
Preferred Stock – Series B (Net of discount of $74.7 in 2008)	–	1,501.3
Common Stock	408.6	379.8
Additional Paid-in Capital	888.3	178.5
Retained Earnings	5,576.0	5,091.2
Accumulated Other Comprehensive Income	(361.6)	(494.9)
Treasury Stock	(199.2)	(266.5)
Total Stockholders' Equity	6,312.1	6,389.4
Total Liabilities and Stockholders' Equity	$8,254.5	$8,120.1

CONDENSED STATEMENT OF INCOME

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2009	2008	2007
OPERATING INCOME			
Dividends – Bank Subsidiaries	$410.0	$ 30.0	$308.0
– Nonbank Subsidiaries	25.6	56.4	65.9
Intercompany Interest and Other Charges	10.1	39.3	17.2
Interest and Other Income	13.7	(13.2)	6.5
Total Operating Income	459.4	112.5	397.6
OPERATING EXPENSES			
Interest Expense	45.7	39.1	31.8
Other Operating Expenses	(93.2)	367.8	13.2
Total Operating Expenses	(47.5)	406.9	45.0
Income (Loss) before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	506.9	(294.4)	352.6
Benefit (Expense) for Income Taxes	(25.0)	160.2	18.3
Income (Loss) before Equity in Undistributed Net Income of Subsidiaries	481.9	(134.2)	370.9
Equity in Undistributed Net Income of Subsidiaries – Banks	364.7	918.7	364.5
– Nonbank	17.6	10.3	(8.5)
Net Income	$864.2	$ 794.8	$726.9
Net Income Applicable to Common Stock	$753.1	$ 782.8	$726.9

CONDENSED STATEMENT OF CASH FLOWS

(In Millions)	FOR THE YEAR ENDED DECEMBER 31 2009	2008	2007
OPERATING ACTIVITIES:			
Net Income	$ 864.2	$ 794.8	$ 726.9
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Equity in Undistributed Net Income of Subsidiaries	(382.2)	(929.0)	(356.0)
Decrease in Prepaid Expenses	2.0	1.4	.3
Client Support-Related Charges (Benefit)	(109.3)	320.3	–
Capital Support Agreement Payments	(204.8)	–	–
Excess Tax Benefits from Stock Incentive Plans	(4.2)	(35.0)	(45.1)
Increase (Decrease) in Accrued Income Taxes	283.6	(290.5)	(8.8)
Other, net	24.6	112.9	61.1
Net Cash (Used in) Provided by Operating Activities	473.9	(25.1)	378.4
INVESTING ACTIVITIES:			
Net Increase in Time Deposits with Banks	(268.0)	(830.2)	(138.0)
Purchases of Securities – Available for Sale	–	(468.9)	–
Proceeds from Sale, Maturity and Redemption of Securities – Available for Sale	411.8	–	9.8
Net Increase in Capital Investments in Subsidiaries	(42.0)	(521.3)	(3.6)
Advances to Wholly-Owned Subsidiaries	–	(10.0)	(280.0)
Other, net	(7.9)	11.1	7.5
Net Cash Provided by (Used in) Investing Activities	93.9	(1,819.3)	(404.3)
FINANCING ACTIVITIES:			
Net Increase in Senior Notes	500.0	396.9	199.6
Proceeds from Common Stock Issuance	834.1	–	–
Proceeds from Preferred Stock – Series B and Warrant to Purchase Common Stock	–	1,576.0	–
Redemption of Preferred Stock – Series B	(1,576.0)	–	–
Cash Dividends Paid on Preferred Stock	(46.6)	–	–
Repurchase of Warrant to Purchase Common Stock	(87.0)	–	–
Treasury Stock Purchased	(10.7)	(68.3)	(213.0)
Cash Dividends Paid on Common Stock	(260.3)	(247.7)	(219.5)
Net Proceeds from Stock Options	38.9	161.9	204.8
Excess Tax Benefits from Stock Incentive Plans	4.2	35.0	45.1
Other, net	19.6	12.9	8.8
Net Cash Provided by (Used in) Financing Activities	(583.8)	1,866.7	25.8
Net Change in Cash on Deposit with Subsidiary Bank	(16.0)	22.3	(.1)
Cash on Deposit with Subsidiary Bank at Beginning of Year	22.5	.2	.3
Cash on Deposit with Subsidiary Bank at End of Year	$ 6.5	$ 22.5	$ .2

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:

We have audited the accompanying consolidated balance sheets of Northern Trust Corporation and subsidiaries (Northern Trust) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of Northern Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Trust Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Northern Trust Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of Northern Trust Corporation's internal control over financial reporting.

KPMG LLP

CHICAGO, ILLINOIS
FEBRUARY 26, 2010

AVERAGE STATEMENT OF CONDITION WITH ANALYSIS OF NET INTEREST INCOME

(INTEREST AND RATE ON A TAXABLE EQUIVALENT BASIS)

($ In Millions)	2009 INTEREST	2009 AVERAGE BALANCE	2009 RATE	2008 INTEREST	2008 AVERAGE BALANCE	2008 RATE
AVERAGE EARNING ASSETS						
Money Market Assets						
Federal Funds Sold and Resell Agreements	$ .7	$ 375.7	.21%	$ 37.2	$ 1,569.8	2.37%
Time Deposits with Banks	209.6	15,359.9	1.36	888.2	21,451.9	4.14
Federal Reserve Deposits and Other Interest-Bearing	11.6	4,880.2	.24	9.3	1,538.5	.60
Total Money Market Assets	221.9	20,615.8	1.08	934.7	24,560.2	3.81
Securities						
U.S. Government	.2	41.8	.50	.4	19.2	2.08
Obligations of States and Political Subdivisions	53.5	817.5	6.55	56.0	838.2	6.68
Government Sponsored Agency	147.7	11,900.4	1.24	243.1	8,655.7	2.81
Other	76.0	4,598.1	1.65	95.2	2,773.9	3.43
Total Securities	277.4	17,357.8	1.60	394.7	12,287.0	3.21
Loans and Leases	946.9	28,697.2	3.30	1,198.9	27,402.7	4.38
Total Earning Assets	1,446.2	66,670.8	2.17%	2,528.3	64,249.9	3.94%
Reserve for Credit Losses Assigned to Loans and Leases	–	(275.0)	–	–	(170.0)	–
Cash and Due from Banks	–	2,535.8	–	–	3,236.8	–
Other Assets	–	5,382.6	–	–	5,711.8	–
Total Assets	–	$74,314.2	–	–	$73,028.5	–
AVERAGE SOURCE OF FUNDS						
Deposits						
Savings and Money Market	$ 53.7	$11,162.4	.48%	$ 137.9	$ 7,786.5	1.77%
Savings Certificates	56.9	2,777.3	2.05	72.0	2,124.3	3.39
Other Time	16.3	1,101.8	1.48	20.2	615.3	3.28
Non-U.S. Offices Time	80.1	27,157.6	.29	885.9	35,958.2	2.46
Total Interest-Bearing Deposits	207.0	42,199.1	.49	1,116.0	46,484.3	2.40
Short-Term Borrowings	11.0	6,748.7	.16	77.4	4,609.0	1.68
Senior Notes	44.0	1,388.6	3.17	38.6	804.1	4.80
Long-Term Debt	139.9	3,058.5	4.57	155.8	2,999.9	5.19
Floating Rate Capital Debt	4.3	276.7	1.54	11.6	276.6	4.19
Total Interest-Related Funds	406.2	53,671.6	.76	1,399.4	55,173.9	2.54
Interest Rate Spread	–	–	1.41	–	–	1.40
Noninterest-Bearing Deposits	–	11,026.9	–	–	8,814.8	–
Other Liabilities	–	3,011.6	–	–	3,933.6	–
Stockholders' Equity	–	6,604.1	–	–	5,106.2	–
Total Liabilities and Stockholders' Equity	–	$74,314.2	–	–	$73,028.5	–
Net Interest Income/Margin (FTE Adjusted)	$1,040.0	–	1.56%	$1,128.9	–	1.76%
Net Interest Income/Margin (Unadjusted)	$ 999.8	–	1.50%	$1,079.1	–	1.68%
Net Interest Income/Margin Components						
U.S.	$ 859.8	$49,270.9	1.75%	$ 762.2	$41,740.7	1.83%
Non-U.S.	180.2	17,399.9	1.04	366.7	22,509.2	1.63
Consolidated	$1,040.0	$66,670.8	1.56%	$1,128.9	$64,249.9	1.76%

Notes – Average balance includes nonaccrual loans.

– Total interest income includes adjustments on loans and securities to a taxable equivalent basis. Such adjustments are based on the U.S. federal income tax rate (35%) and State of Illinois income tax rate (7.30%). Lease financing receivable balances are reduced by deferred income. Total taxable equivalent interest adjustments amounted to $40.2 million in 2009, $49.8 million in 2008, $62.5 million in 2007, $64.8 million in 2006, and $60.9 million in 2005.

2007			2006			2005		
INTEREST	AVERAGE BALANCE	RATE	INTEREST	AVERAGE BALANCE	RATE	INTEREST	AVERAGE BALANCE	RATE
$ 67.6	$ 1,330.6	5.08%	$ 45.8	$ 916.4	5.00%	$ 36.4	$ 1,098.0	3.32%
776.7	16,797.3	4.62	481.2	12,716.9	3.78	341.3	10,664.5	3.20
1.2	21.3	5.50	1.4	29.9	4.52	1.0	39.2	2.44
845.5	18,149.2	4.66	528.4	13,663.2	3.87	378.7	11,801.7	3.21
6.8	124.3	5.46	9.2	180.9	5.07	.8	27.6	2.91
59.0	883.7	6.68	60.4	900.8	6.71	63.8	926.3	6.89
525.4	9,740.2	5.39	491.6	9,612.0	5.11	256.5	7,522.4	3.41
87.7	1,711.2	5.13	57.6	1,109.4	5.20	59.2	1,422.1	4.15
678.9	12,459.4	5.45	618.8	11,803.1	5.24	380.3	9,898.4	3.84
1,322.3	22,817.8	5.80	1,167.3	20,528.5	5.69	913.9	18,754.0	4.87
2,846.7	53,426.4	5.33%	2,314.5	45,994.8	5.03%	1,672.9	40,454.1	4.14%
–	(140.2)	–	–	(132.0)	–	–	(129.4)	–
–	3,026.9	–	–	3,667.4	–	–	2,199.4	–
–	4,274.9	–	–	3,575.7	–	–	3,450.0	–
–	$60,588.0	–	–	$53,105.9	–	–	$45,974.1	–
$ 236.5	$ 7,016.4	3.37%	$ 188.1	$ 6,602.4	2.85%	$ 122.9	$ 7,238.9	1.70%
95.6	2,019.8	4.73	71.4	1,693.7	4.21	45.7	1,510.7	3.03
24.5	518.1	4.74	17.9	419.8	4.28	10.5	379.5	2.78
1,206.8	28,587.8	4.22	807.3	21,853.1	3.69	449.4	17,125.4	2.62
1,563.4	38,142.1	4.10	1,084.7	30,569.0	3.55	628.5	26,254.5	2.39
191.5	4,321.5	4.43	236.3	6,536.4	3.62	120.6	4,520.3	2.67
26.7	478.6	5.58	16.5	364.8	4.52	11.7	257.9	4.53
141.0	2,504.0	5.63	152.6	2,663.4	5.73	166.6	2,889.6	5.77
16.2	276.5	5.88	14.9	276.4	5.40	10.9	276.4	3.95
1,938.8	45,722.7	4.24	1,505.0	40,410.0	3.72	938.3	34,198.7	2.74
–	–	1.09	–	–	1.31	–	–	1.40
–	7,648.4	–	–	6,389.2	–	–	5,847.3	–
–	3,052.7	–	–	2,520.0	–	–	2,493.3	–
–	4,164.2	–	–	3,786.7	–	–	3,434.8	–
–	$60,588.0	–	–	$53,105.9	–	–	$45,974.1	–
$ 907.9	–	1.70%	$ 809.5	–	1.76%	$ 734.6	–	1.82%
$ 845.4	–	1.58%	$ 744.7	–	1.62%	$ 673.7	–	1.67%
$ 749.5	$35,472.3	2.11%	$ 713.0	$31,826.3	2.24%	$ 656.7	$28,680.6	2.29%
158.4	17,954.1	.88	96.5	14,168.5	.68	77.9	11,773.5	.66
$ 907.9	$53,426.4	1.70%	$ 809.5	$45,994.8	1.76%	$ 734.6	$40,454.1	1.82%

QUARTERLY FINANCIAL DATA [UNAUDITED]

STATEMENT OF INCOME	2009				2008			
($ In Millions Except Per Share Information)	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
Trust, Investment and Other Servicing Fees	$ 548.6	523.1	601.4	410.7	$ 488.1	474.9	645.1	526.8
Other Noninterest Income	157.6	156.3	183.6	205.8	313.3	197.9	200.2	353.1
Net Interest Income								
Interest Income	324.3	333.2	354.7	393.8	571.6	640.9	588.9	677.1
Interest Expense	90.1	94.9	104.5	116.7	235.5	387.5	352.8	423.6
Net Interest Income	234.2	238.3	250.2	277.1	336.1	253.4	236.1	253.5
Provision for Credit Losses	40.0	60.0	60.0	55.0	60.0	25.0	10.0	20.0
Noninterest Expenses	621.3	599.2	502.7	593.5	555.2	1,154.0	643.3	535.3
Provision (Benefit) for Income Taxes	78.8	70.6	158.3	83.3	180.0	(104.5)	212.5	192.9
Net Income (Loss)	200.3	187.9	314.2	161.8	342.3	(148.3)	215.6	385.2
Net Income Applicable to Common Stock	200.3	187.9	226.1	138.8	330.3	(148.3)	215.6	385.2
PER COMMON SHARE								
Net Income – Basic	$ .82	.77	.95	.62	$ 1.47	(.66)	.97	1.73
– Diluted	.82	.77	.95	.61	1.47	(.66)	.96	1.71
AVERAGE BALANCE SHEET ASSETS								
Cash and Due from Banks	$ 2,655.9	2,501.7	2,679.7	2,302.3	$ 2,076.7	3,010.0	4,080.2	3,516.2
Money Market Assets	22,192.6	18,273.5	19,083.1	22,948.1	24,887.3	24,812.0	24,238.5	24,576.2
Securities	17,517.7	17,614.8	17,515.3	16,772.3	14,257.9	12,803.0	11,770.2	10,289.4
Loans and Leases	27,830.6	28,209.9	29,049.1	29,725.3	30,227.8	27,704.9	26,866.2	24,777.5
Reserve for Credit Losses Assigned to Loans	(301.1)	(294.7)	(274.5)	(228.8)	(192.8)	(173.9)	(164.7)	(148.2)
Other Assets	5,061.7	4,902.1	5,744.3	5,836.3	8,098.1	5,161.4	4,486.2	5,081.3
Total Assets	$74,957.4	71,207.3	73,797.0	77,355.5	$79,355.0	73,317.4	71,276.6	68,092.4
LIABILITIES AND STOCKHOLDERS' EQUITY								
Deposits								
Demand and Other Noninterest-Bearing	$ 7,580.4	7,563.6	8,938.5	9,745.9	$ 6,996.7	5,048.2	4,826.5	4,917.4
Savings and Other Interest-Bearing	14,838.4	14,528.8	14,014.8	12,342.7	10,481.9	9,800.0	9,795.1	9,561.2
Other Time	1,316.8	1,235.0	1,011.2	837.6	770.3	604.0	557.3	527.8
Non-U.S. Offices	28,960.6	27,662.4	29,181.2	33,208.1	37,913.4	41,537.8	40,064.3	37,766.1
Total Deposits	52,696.2	50,989.8	53,145.7	56,134.3	56,162.3	56,990.0	55,243.2	52,772.5
Short-Term Borrowings	8,577.6	6,415.6	5,353.3	6,630.9	6,659.4	3,337.7	4,682.2	3,748.2
Senior Notes	1,560.3	1,556.2	1,386.1	1,044.1	1,037.9	861.9	655.7	657.8
Long-Term Debt	2,860.0	2,989.9	3,138.7	3,250.4	3,264.3	3,279.3	2,762.4	2,687.6
Floating Rate Capital Debt	276.8	276.7	276.7	276.7	276.7	276.6	276.6	276.6
Other Liabilities	2,632.1	2,716.9	3,365.3	3,343.2	6,109.1	3,494.0	2,769.6	3,343.0
Stockholders' Equity	6,354.4	6,262.2	7,131.2	6,675.9	5,845.3	5,077.9	4,886.9	4,606.7
Total Liabilities and Stockholders' Equity	74,957.4	71,207.3	73,797.0	77,355.5	$79,355.0	73,317.4	71,276.6	68,092.4
ANALYSIS OF NET INTEREST INCOME								
Earning Assets	$67,540.9	64,098.2	65,647.5	69,445.7	$69,373.0	65,319.9	62,874.9	59,643.1
Interest-Related Funds	55,945.3	52,497.4	51,303.8	54,941.8	57,663.5	56,865.4	54,621.6	51,499.1
Noninterest-Related Funds	11,595.6	11,600.8	14,343.7	14,503.9	11,709.5	8,454.5	8,253.3	8,144.0
Net Interest Income (Taxable equivalent)	244.0	248.2	260.1	287.7	348.3	265.7	248.8	266.1
Net Interest Margin (Taxable equivalent)	1.43%	1.54	1.59	1.68	2.00%	1.62	1.59	1.79
COMMON STOCK DIVIDEND AND MARKET PRICE								
Dividends	.28	.28	.28	.28	.28	.28	.28	.28
Market Price Range – High	60.84	62.35	66.08	65.64	74.34	88.92	78.00	77.13
– Low	46.72	52.01	49.78	43.32	33.88	47.89	64.90	62.54

Note: The common stock of Northern Trust Corporation is traded on the Nasdaq Stock Market under the symbol NTRS.

NORTHERN TRUST CORPORATION
THE NORTHERN TRUST COMPANY

Management Group

Frederick H. Waddell
Chairman, President and
Chief Executive Officer

Sherry S. Barrat
President –
Personal Financial Services

Steven L. Fradkin
President –
Corporate & Institutional Services

Timothy P. Moen
Executive Vice President
Human Resources and Administration

William L. Morrison
Executive Vice President
Chief Financial Officer

Stephen N. Potter
President –
Northern Trust Global Investments

Jana R. Schreuder
President –
Operations & Technology

Joyce M. St. Clair
Executive Vice President
Head of Corporate Risk Management

Kelly R. Welsh
Executive Vice President
General Counsel

NORTHERN TRUST CORPORATION

Other Senior Officers

Aileen B. Blake
Executive Vice President
Controller

Robert P. Browne
Executive Vice President
Chief Investment Officer

Caroline E. Devlin
Senior Vice President
Head of Corporate Strategy

William R. Dodds, Jr.
Executive Vice President
Treasurer

Rose A. Ellis
Corporate Secretary
Assistant General Counsel

Beverly J. Fleming
Senior Vice President
Director of Investor Relations

Connie L. Lindsey
Executive Vice President
Corporate Social Responsibility

Saverio Mirarchi
Senior Vice President
Chief Compliance and Ethics Officer

Dan E. Phelps
Executive Vice President
General Auditor

Mark J. Van Grinsven
Executive Vice President
Credit Policy

THE NORTHERN TRUST COMPANY

Other Executive Vice Presidents

Penelope J. Biggs
David C. Blowers
Stephen Bowman
Peter B. Cherecwich
Jeffrey D. Cohodes
Marianne G. Doan
Jennifer L. Driscoll
Arthur J. Fogel
Peter A. Gloyne
Mark C. Gossett
Darrell B. Jackson
Wilson Leech
Lyle L. Logan
R. Hugh Magill
Peter A. Magrini
K. Kelly Mannard
Brian P. Ovaert
Teresa A. Parker
James M. Rauh
Douglas P. Regan
Alan W. Robertson
Lee S. Selander
Jean E. Sheridan
John D. Skjervem
Michael A. Vardas
Lloyd A. Wennlund

Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation and
The Northern Trust Company (4)

Linda Walker Bynoe
President and Chief Executive Officer
Telemat Ltd.
Project management and consulting firm (1, 5)

Nicholas D. Chabraja
Chairman
General Dynamics Corporation
Worldwide defense, aerospace and other
technology products manufacturer (1, 2)

Susan Crown
Vice President
Henry Crown and Company
Worldwide company with
diversified manufacturing operations,
real estate and securities (2, 3)

Dipak C. Jain
Dean Emeritus and Professor of Marketing
Kellogg School of Management
Northwestern University
Educational institution (2, 6)

Arthur L. Kelly
Managing Partner
KEL Enterprises L.P.
Holding and investment partnership (3, 4, 6)

Robert W. Lane
Retired Chairman
Deere & Company
Worldwide agricultural construction
and forestry equipment manufacturer (6)

Robert C. McCormack
Advisory Director
Trident Capital
Venture capital firm (1, 4, 5)

Edward J. Mooney
Retired Délégué Général–North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste
and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2, 4)

John W. Rowe
Chairman and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (3, 4, 6)

Harold B. Smith
Chairman of the Executive Committee
Illinois Tool Works Inc.
Worldwide manufacturer and marketer
of engineered components and industrial systems
and consumables (3, 5, 6)

William D. Smithburg
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company
Worldwide manufacturer and marketer of
beverages and grain-based products (2, 3, 4)

Enrique J. Sosa
Retired President
BP Amoco Chemicals
Worldwide chemical division of BP p.l.c. (1, 6)

Charles A. Tribbett III
Managing Director
Russell Reynolds Associates
Worldwide executive recruiting firm (5, 6)

Advisory Director
Sir John R.H. Bond
Chairman
Vodafone Group Plc
Worldwide mobile telecommunications
Company (5, 6)*
**In an advisory capacity*

Board Committees
1. Audit Committee
2. Compensation and Benefits Committee
3. Corporate Governance Committee
4. Executive Committee
5. Business Risk Committee
6. Business Strategy Committee

Comparison of Five-Year Cumulative Total Return

The graph below compares the cumulative total stockholder return on the Corporation's common stock to the cumulative total return of the S&P 500 Index and the Keefe, Bruyette & Woods (KBW) Bank Index for the five fiscal years which commenced January 1, 2005 and ended December 31, 2009. The cumulative total stockholder return assumes the investment of $100 in the Corporation's common stock and in each index on December 31, 2004 and assumes reinvestment of dividends. The KBW Bank Index is a modified-capitalization-weighted index made up of 24 of the largest banking companies in the United States. The Corporation is included in the S&P 500 Index and the KBW Bank Index.

We caution you not to draw any conclusions from the data in this performance graph, as past results do not necessarily indicate future performance.

Total Return Assumes $100 Invested on December 31, 2004 with Reinvestment of Dividends


Five-Year Cumulative Total Return
$180
$130
$80
$30
2004
2005
2006
2007
2008
2009
Northern Trust
S&P 500
KBW Bank Index

	December 31,					
	2004	2005	2006	2007	2008	2009
Northern Trust	100	109	129	166	115	118
S&P 500	100	105	121	128	81	102
KBW Bank Index	100	103	121	94	49	49

ANNUAL MEETING

The annual meeting of stockholders will be held on Tuesday, April 20, 2010, at 10:30 A.M. (Central Time) at 50 South La Salle Street, Chicago, Illinois.

STOCK LISTING

The common stock of Northern Trust Corporation is traded on the NASDAQ Stock Market under the symbol NTRS.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075
General Phone Number: 1-800-468-9716
Internet Site: www.wellsfargo.com/shareownerservices

AVAILABLE INFORMATION

The Corporation's Internet address is northerntrust.com. Through our Web site, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on the Web site is not part of the Annual Report.

10-K REPORT

Copies of the Corporation's 2009 10-K Report filed with the Securities and Exchange Commission will be available by the end of March 2010 and will be mailed to stockholders and other interested persons upon written request to:

Rose A. Ellis
Corporate Secretary
Northern Trust Corporation
50 South La Salle Street, M-9
Chicago, Illinois 60603

QUARTERLY EARNINGS RELEASES

Copies of the Corporation's quarterly earnings releases may be obtained by accessing Northern Trust's Web site at northerntrust.com or by calling the Corporate Communications department at (312) 444-4272.

INVESTOR RELATIONS

Please direct Investor Relations inquiries to: Beverly J. Fleming, Director of Investor Relations, at (312) 444-7811 or beverly_fleming@ntrs.com.

NORTHERNTRUST.COM

Information about the Corporation, including financial performance and products and services, is available on Northern Trust's Web site at northerntrust.com.

NORTHERN TRUST GLOBAL INVESTMENTS

Northern Trust Corporation uses the name Northern Trust Global Investments to identify the investment management business, including portfolio management, research and trading, carried on by several of its affiliates, including The Northern Trust Company, Northern Trust Global Advisors and Northern Trust Investments.

NORTHERN TRUST CORPORATION | 50 SOUTH LASALLE STREET, CHICAGO, ILLINOIS 60603 | NORTHERNTRUST.COM


Northern Trust